FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 17, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

RESTATEMENT

fILLING WITH cvm DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.01  – IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27
4 – NIRE 35300149947

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement) Jorge Tzachel Street, 475			2 - District Fazenda
3 - Zip Code 88301-600		4 - City Itajaí		5 - State SC
6 - DDD (Long distance) 047	7 - Telephone 3249-4533	8 - Telephone 3249-4207	9 - Telephone 3249-4222	10 - Telex
11- DDD (Long distance) 047	12 - Fax 3249-4462	13 - Fax 3249-4221	14 - Fax 3249-4211
15 - E-MAIL acoes@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - Name Leopoldo Viriato Saboya
2 - Full Address (Place, Number and Complement) 1400, Hungria Street, 5th floor			3 - District Jardim América
4 - Zip Code 01455-000		5 - City São Paulo		6 - State SP
7 - DDD (long distance) 11	8 - Telephone 2322-5052	9 - Telephone 2322-5052	10 - Telephone 2322-5052	11 - Telex
12 - DDD (long distance) 11	13 - Fax 2322-5747	14 - Fax 2322-5747	15 – Fax 2322-5747
16 - E-MAIL acoes@brasilfoods.com

01.04 - REFERENCE / AUDITOR

CURRENT Fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2010	12/31/2010	2	04/01/2010	06/30/2010	4	01/01/2009	03/31/2009
9 - Auditing Company KPMG Auditores Independentes				10 - CVM Code 00418-9
11 - Technical in Charge Danilo Siman Simões				12 - Technical in Charge Taxpayers’ Register 524.053.116-15

Page: 1

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (Units)	1– CURRENT QUARTER 06/30/2010	2 – PREVIOUS QUARTER 03/31/2010	3 – SAME QUARTER PREVIOUS YEAR 06/30/2009

Paid-Up Capital

1 – Common	872,473,246	872,473,246	206,958,103
2 – Preferred	0	0	0
3 – Total	872,473,246	872,473,246	206,958,103

In Treasury

4 – Common	2,288,382	2,368,180	430,485
5 – Preferred	0	0	0
6 – Total	2,288,382	2,368,180	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding operational
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - General Taxpayers’ Register	3 - Name

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	06/17/2010	Interests on shareholders' equity	08/27/2010	Common	0.0611364300

Page: 2

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                       CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 05/11/2011	2 – SIGNATURE

Page: 3

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	6/30/2010	12/31/2009
1	Total Assets	18,637,013	18,901,403
1.01	Current Assets	4,423,122	4,165,558
1.01.01	Cash, Banks and Investments	1,492,059	843,329
1.01.01.01	Cash and Cash Equivalents	199,035	223,434
1.01.01.02	Short-term investments	1,293,024	619,895
1.01.02	Credits	1,135,051	1,498,203
1.01.02.01	Trade accounts receivable	1,100,150	1,464,736
1.01.02.02	Other credits	34,901	33,467
1.01.03	Inventories	809,940	919,798
1.01.04	Others	986,072	904,228
1.01.04.01	Dividends and Interest on Shareholders’ Equity	5	36,651
1.01.04.02	Recoverable Taxes	404,999	256,994
1.01.04.03	Biological Assets	390,361	401,804
1.01.04.04	Other rights	119,402	140,455
1.01.04.05	Prepaid Expenses	32,969	41,574
1.01.04.06	Others financial Assets	37,252	24,747
1.01.04.07	Assets held for sale	1,084	2,003
1.02	Noncurrent assets	14,213,891	14,735,845
1.02.01	Noncurrent assets	1,360,397	1,205,744
1.02.01.01	Credits	91,799	103,107
1.02.01.01.01	Trade accounts receivable	14,741	10,487
1.02.01.01.02	Other credits	77,058	92,620
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	1,268,598	1,102,637
1.02.01.03.01	Marketable securities	0	0
1.02.01.03.02	Recoverable taxes	458,881	431,118
1.02.01.03.03	Deferred Taxes	545,703	427,919
1.02.01.03.04	Judicial deposits	75,287	61,321
1.02.01.03.05	Biological Assets	150,214	153,454
1.02.01.03.06	Other Receivables	38,018	28,059
1.02.01.03.07	Prepaid Expenses	495	766

Page: 4

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	6/30/2010	12/31/2009
1.02.02	Permanent Assets	12,853,494	13,530,101
1.02.02.01	Investments	8,280,946	9,106,983
1.02.02.01.01	Equity in Affiliates	0	20,577
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	4,567,386	5,356,237
1.02.02.01.04	Equity in Subsidiaries – Goodwill	3,712,726	3,729,335
1.02.02.01.05	Other Investments	834	834
1.02.02.02	Fixed assets	3,023,051	2,891,185
1.02.02.03	Intangible	1,549,497	1,531,933
1.02.02.04	Deferred	0	0

Page: 5

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	6/30/2010	12/31/2009
2	Total Liabilities	18,637,013	18,901,403
2.01	Current Liabilities	2,980,811	3,009,300
2.01.01	Short term Debt	726,011	1,022,191
2.01.02	Debentures	0	2,089
2.01.03	Trade Accounts Payable	950,066	976,430
2.01.04	Taxes, Charges and Contribution	88,006	90,424
2.01.04.01	Tax obligations	52,782	55,679
2.01.04.02	Social Contributions	35,224	34,745
2.01.05	Dividends Payable	12	14
2.01.06	Provisions	201,051	104,877
2.01.06.01	Provisions for vacations & 13th salary	154,337	104,877
2.01.06.02	Participation of employees in the results	46,714	0
2.01.07	Debts with Associates	6,376	4,794
2.01.08	Others	1,009,289	808,481
2.01.08.01	Payroll	43,158	37,539
2.01.08.02	Interest on shareholders' equity	49,093	91,789
2.01.08.03	Management and employees’ profit sharing payable	0	25,931
2.01.08.04	Advance from related parties	718,875	392,470
2.01.08.05	Other obligations	44,404	115,502
2.01.08.06	Others financial liabilities	95,478	86,969
2.01.08.07	Provision for tax, civil and labor risks	58,281	58,281
2.02	Non-current liabilities	2,487,239	2,901,165
2.02.01	Non-current liabilities	2,487,239	2,901,165
2.02.01.01	Long-term debt	1,675,486	1,964,978
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	128,379	105,690
2.02.01.03.01	Provision for tax, civil and labor risks	128,379	105,690
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	683,374	830,497
2.02.01.06.01	Taxes and social obligation	7,688	5,450
2.02.01.06.02	Deferred taxes	197,938	131,237
2.02.01.06.03	Advance from related parties	325,711	557,184
2.02.01.06.04	Benefits to employees plan	115,570	105,962
2.02.01.06.05	Other obligations	36,467	30,664
2.03	Deferred Income	0	0
2.04	Participation of non-controlling shareholders	0	0

Page: 6

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	6/30/2010	12/31/2009
2.05	Shareholders’ Equity	13,168,963	12,990,938
2.05.01	Paid-in Capital	12,460,471	12,461,756
2.05.02	Capital Reserves	65,712	62,767
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit reserves	701,590	700,101
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	630,581	629,092
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(26,098)	(27,587)
2.05.05	Equity evaluation adjustments	(33,574)	(47,555)
2.05.05.01	Securities adjustments	0	0
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	(33,574)	(47,555)
2.05.06	Accumulated earnings/losses	(25,236)	(186,131)
2.05.07	Advance for future capital increase	0	0

Page: 7

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
3.01	Gross Sales	3,082,446	5,889,971	2,748,733	4,302,380
3.01.01	Domestic market	2,012,572	3,921,241	1,814,678	2,842,343
3.01.02	Foreign market	1,069,874	1,968,730	934,055	1,460,037
3.02	Sales Deductions	(377,443)	(741,312)	(346,145)	(540,616)
3.03	Net Sales	2,705,003	5,148,659	2,402,588	3,761,764
3.04	Cost of Sales	(2,186,437)	(4,252,954)	(2,114,283)	(3,267,482)
3.05	Gross Profit	518,566	895,705	288,305	494,282
3.06	Operating income/expenses	(385,386)	(735,432)	(117,743)	(558,746)
3.06.01	Selling expenses	(339,210)	(644,211)	(342,280)	(470,691)
3.06.02	General and administrative	(63,118)	(102,098)	(34,471)	(57,584)
3.06.02.01	Administrative	(59,866)	(95,568)	(30,337)	(51,065)
3.06.02.02	Management compensation	(3,252)	(6,530)	(4,134)	(6,519)
3.06.03	Financial	(89,529)	(193,036)	238,092	233,670
3.06.03.01	Financial income	168,581	383,551	613,408	758,030
3.06.03.02	Financial expenses	(258,110)	(576,587)	(375,316)	(524,360)
3.06.04	Other operating income	33,909	12,288	26,235	109,844
3.06.05	Other operating expenses	(82,571)	(104,112)	(40,471)	(149,742)
3.06.06	Equity interest in income of associated company	155,133	295,737	35,152	(224,243)
3.07	Operating income	133,180	160,273	170,562	(64,464)
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before tax and profit sharing	133,180	160,273	170,562	(64,464)
3.10	Provision for income tax and social contribution	2,728	2,728	(17,423)	(18,232)
3.11	Deferred income tax	35,543	69,569	(15,298)	(1,268)
3.12	Statutory participations / contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0

Page: 8

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                              CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.15	Net Income	171,451	232,570	137,841	(83,964)
	Number of shares (ex-treasury)	870,184,864	870,184,864	206,527,618	206,527,618
	Earnings per share R$	0.19703	0.26727	0.66742
	Loss per share R$				(0.40655)

Page: 9

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
4.01	Net cash provided by (used in) operating activities	463,650	1,654,654	(331,728)	(290,611)
4.01.01	Net Income for the year	171,451	232,570	137,841	(83,964)
4.01.02	Changes in operating assets and liabilities	345,772	1,474,594	98,846	5,763
4.01.02.01	Trade accounts receivable	41,596	434,332	162,302	586,305
4.01.02.02	Inventories	103,226	158,021	38,862	81,175
4.01.02.03	Trade accounts payable	257	(87,789)	39,809	(63,061)
4.01.02.04	Contingencies	(17,057)	(30,629)	(5,520)	(8,394)
4.01.02.05	Payroll and related charges payable	(411,890)	173,518	(185,230)	(413,936)
4.01.02.06	Marketable securities held for trading	(799,362)	(1,317,844)	(434,410)	(741,789)
4.01.02.07	Redemption of Marketable securities held for trading	1,482,796	2,251,341	554,112	653,634
4.01.02.08	Marketable securities avaliable for sale	0	0	0	0
4.01.02.09	Redemption of Marketable securities avaliable for sale	0	0	0	0
4.01.02.10	Other financial assets and liabilities	(8,270)	(3,774)	454	15,990
4.01.02.11	Interest payment	(49,528)	(106,586)	(71,533)	(104,161)
4.01.02.12	Interest on shareholders’ equity received	4,004	4,004	0	0
4.01.03	Others	(53,573)	(52,510)	(568,415)	(212,410)
4.01.03.01	Minority shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	91,847	171,736	101,257	151,702
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	1,416	15,127	1,991	66,376
4.01.03.05	Deferred income tax	(27,830)	(61,855)	15,680	(1,800)
4.01.03.06	Provision/reversal for contingencies	39,384	60,294	(23,617)	(16,241)
4.01.03.07	Other provisions	(618)	(16,364)	(7,346)	49,582
4.01.03.08	Exchange variations and interest	(2,639)	74,289	(621,228)	(686,272)
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	(155,133)	(295,737)	(35,152)	224,243

Page: 10

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
4.02	Net cash (used in) provided by investing activities	(868,147)	(967,422)	(208,062)	(231,178)
4.02.01	Cash investments	0	0	0	0
4.02.02	Redemption of cash investments	0	0	0	(109)
4.02.03	Additions to property, plant and equipment	(108,621)	(172,177)	(170,399)	(247,355)
4.02.04	Acquisitions/formation period of breeding stock	0	0	0	0
4.02.05	Disposal of fixed assets	1,232	3,504	8,550	9,136
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other Investments, net	(704,869)	(704,869)	0	0
4.02.08	Business Acquisition Additional Costs	0	0	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	0	1,960	0	75,224
4.02.13	Additions to biological assets	(42,175)	(81,696)	(46,213)	(68,074)
4.02.14	Additions to intangible assets	(13,714)	(14,144)	0	0
4.03	Net cash (used in) provided by financing activities	435,747	(716,213)	492,406	567,229
4.03.01	Debt issuance	83,240	260,428	1,116,095	1,492,730
4.03.02	Repayment of debt (principal and interest)	(306,011)	(875,356)	(617,908)	(894,982)
4.03.03	Capital increase	0	0	0	0
4.03.04	Dividends and interest on shareholders’ equity paid	0	(100,000)	0	(24,783)
4.03.05	Costs of shares issuance	(482)	(1,285)	0	0
4.03.06	Advance for future capital increase	659,000	0	(5,781)	(5,736)
4.04	Exchange variation on cash and cash equivalents	2,213	4,582	(4,990)	(5,293)
4.05	Net (decrease) increase in cash	33,463	(24,399)	(52,374)	40,147
4.05.01	At the beginning of the year	165,572	223,434	122,109	29,588
4.05.02	At the end of the year	199,035	199,035	69,735	69,735

Page: 11

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,460,953	62,767	0	701,514	(143,487)	(40,664)	13,041,083
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,460,953	62,767	0	701,514	(143,487)	(40,664)	13,041,083
5.04	Profit/loss in fiscal year	0	0	0	0	171,451	0	171,451
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	7,090	7,090
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	7,090	7,090
5.08	Increase (decrease) in capital	(482)	0	0	0	0	0	(482)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(482)	0	0	0	0	0	(482)
5.09	Capital reserve constituition /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	76	0	0	76
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	65,712	0	701,590	(25,236)	(33,574)	13,168,963

Page: 12

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/loss in fiscal year	0	0	0	0	232,570	0	232,570
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(18,475)	13,981	(4,494)
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	(18,475)	13,981	(4,494)
5.08	Increase (decrease) in capital	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constituition /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	1,489	0	0	1,489
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	65,712	0	701,590	(25,236)	(33,574)	13,168,963

Page: 13

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01 - BALANCE SHEET - ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	30/6/2010	31/12/2009
1	Total Assets	27,394,878	28,383,627
1.01	Current Assets	9,725,017	10,677,939
1.01.01	Cash, Banks and Investments	3,230,535	4,243,769
1.01.01.01	Cash and Cash Equivalents	1,844,608	1,898,240
1.01.01.02	Short-term investments	1,385,927	2,345,529
1.01.02	Credits	2,470,700	2,173,918
1.01.02.01	Trade accounts receivable	2,423,370	2,140,701
1.01.02.02	Other credits	47,330	33,217
1.01.03	Inventories	2,002,635	2,255,497
1.01.04	Others	2,021,147	2,004,755
1.01.04.01	Dividends and Interest on Shareholders’ Equity	0	0
1.01.04.02	Recoverable Taxes	802,049	745,591
1.01.04.03	Biological Assets	851,046	865,527
1.01.04.04	Other rights	182,335	266,396
1.01.04.05	Prepaid Expenses	88,825	51,764
1.01.04.06	Others financial Assets	38,256	27,586
1.01.04.07	Assets held for sale	58,636	47,891
1.02	Noncurrent assets	17,669,861	17,705,688
1.02.01	Noncurrent assets	4,526,205	4,537,839
1.02.01.01	Credits	91,799	105,428
1.02.01.01.01	Trade accounts receivable	14,741	12,808
1.02.01.01.02	Other credits	77,058	92,620
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	4,434,406	4,432,411
1.02.01.03.01	Marketable securities	567,961	676,681
1.02.01.03.02	Recoverable taxes	636,275	653,074
1.02.01.03.03	Deferred Taxes	2,497,206	2,426,412
1.02.01.03.04	Judicial deposits	165,441	135,885
1.02.01.03.05	Biological Assets	375,484	391,192
1.02.01.03.06	Other Receivables	191,379	148,213
1.02.01.03.07	Prepaid Expenses	660	954
1.02.02	Permanent Assets	13,143,656	13,167,849
1.02.02.01	Investments	13,996	17,200
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	12,970	16,138
1.02.02.01.03	Other Investments	1,026	1,062

Page: 14

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01 - BALANCE SHEET – ASSETS -CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	30/6/2010	31/12/2009
1.02.02.01.06	Equity in Subsidiaries – Goodwill	0	0
1.02.02.02	Fixed assets	8,882,385	8,874,186
1.02.02.03	Intangible	4,247,275	4,276,463
1.02.02.04	Deferred	0	0

Page: 15

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02 BALANCE SHEET – LIABILITIES - CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	30/6/2010	31/12/2009
2	Total Liabilities	27,394,878	28,383,627
2.01	Current Liabilities	5,151,473	6,359,230
2.01.01	Short term Debt	2,178,083	3,200,562
2.01.02	Debentures	0	2,089
2.01.03	Trade Accounts Payable	1,813,079	1,905,368
2.01.04	Taxes, Charges and Contribution	224,546	259,060
2.01.04.01	Tax obligations	154,753	183,635
2.01.04.02	Social Contributions	69,793	75,425
2.01.05	Dividends Payable	12	839
2.01.06	Provisions	364,467	300,325
2.01.06.01	Provisions for vacations & 13th salary	317,533	224,880
2.01.06.02	Participation of employees in the results	46,934	75,445
2.01.07	Debts with Associates	0	0
2.01.08	Others	571,286	690,987
2.01.08.01	Payroll	44,180	40,829
2.01.08.02	Interest on shareholders' equity	50,017	91,790
2.01.08.03	Management and employees’ profit sharing payable	0	0
2.01.08.04	Other obligations	290,040	379,931
2.01.08.05	Others financial liabilities	95,700	87,088
2.01.08.06	Provision for tax, civil and labor risks	91,349	91,349
2.02	Non-current liabilities	9,071,916	9,028,738
2.02.01	Non-current liabilities	9,071,916	9,028,738
2.02.01.01	Long-term debt	5,818,993	5,853,459
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	960,067	940,259
2.02.01.03.01	Provision for tax, civil and labor risks	960,067	940,259
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	2,292,856	2,235,020
2.02.01.06.01	Taxes and social obligation	55,567	5,951
2.02.01.06.02	Deferred taxes	1,537,117	1,456,425
2.02.01.06.03	Benefits to employees plan	266,966	249,728
2.02.01.06.04	Other obligations	433,206	522,916
2.03	Deferred Income	0	0
2.04	Participation of non-controlling shareholders	2,526	4,721
2.05	Shareholders’ Equity	13,168,963	12,990,938
2.05.01	Paid-in Capital	12,460,471	12,461,756
2.05.02	Capital Reserves	65,712	62,767
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit reserves	701,590	700,101
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For contigencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0

Page: 16

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                 CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02 - BALANCE SHEET - LIABILITIES - CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	30/6/2010	31/12/2009
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	630,581	629,092
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(26,098)	(27,587)
2.05.04.07.04	Profits unrealized	0	0
2.05.05	Equity evaluation adjustments	(33,574)	(47,555)
2.05.05.01	Securities adjustments	0	0
2.05.05.02	Retained adjustments of conversion	0	0
2.05.05.03	Business combination adjustments	(33,574)	(47,555)
2.05.06	Accumulated earnings/losses	(25,236)	(186,131)
2.05.07	Advance for future capital increase	0	0

Page: 17

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

9.01 - STATEMENT OF INCOME-CONSOLIDATED (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
3.01	Gross Sales	6,314,608	12,129,269	3,077,966	6,062,166
3.01.01	Domestic market	3,882,506	7,568,830	1,871,307	3,707,196
3.01.02	Foreign market	2,432,102	4,560,439	1,206,659	2,354,970
3.02	Sales Deductions	(783,025)	(1,550,315)	(374,985)	(756,136)
3.03	Net Sales	5,531,583	10,578,954	2,702,981	5,306,030
3.04	Cost of Sales	(4,181,425)	(8,103,982)	(2,183,286)	(4,323,684)
3.05	Gross Profit	1,350,158	2,474,972	519,695	982,346
3.06	Operating income/expenses	(1,146,683)	(2,212,725)	(339,771)	(913,652)
3.06.01	Selling expenses	(860,986)	(1,649,391)	(456,041)	(863,803)
3.06.02	General and administrative	(90,882)	(158,047)	(35,494)	(76,295)
3.06.02.01	Administrative	(85,007)	(146,173)	(31,360)	(66,917)
3.06.02.02	Management compensation	(5,875)	(11,874)	(4,134)	(9,378)
3.06.03	Financial	(148,420)	(300,248)	167,564	67,248
3.06.03.01	Financial income	269,879	662,046	628,122	901,259
3.06.03.02	Financial expenses	(418,299)	(962,294)	(460,558)	(834,011)
3.06.04	Other operating income	67,499	56,352	57,262	122,150
3.06.05	Other operating expenses	(112,823)	(162,227)	(73,062)	(162,952)
3.06.06	Equity interest in income of associated company	(1,071)	836	0	0
3.07	Operating income	203,475	262,247	179,924	68,694
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before tax and profit sharing	203,475	262,247	179,924	68,694
3.10	Provision for income tax and social contribution	(15,774)	(28,483)	(12,278)	(20,924)
3.11	Deferred income tax	(17,354)	(2,372)	(29,713)	(131,491)
3.12	Statutory participations / contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0

Page: 18

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

9.01 - STATEMENT OF INCOME - CONSOLIDATED (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.14	Participation of non-controlling shareholders	1,104	1,178	(92)	(243)
3.15	Net Income	171,451	232,570	137,841	(83,964)
	Number of shares (ex-treasury)	870,184,864	870,184,864	206,527,618	206,527,618
	Earnings per share R$	0	0	1
	Loss per share R$				(0)

Page: 19

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS - CONSOLIDATED (in thousands of Brazilian Reais)

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
4.01	Net cash provided by (used in) operating activities	1,318,637	1,567,280	92,177	45,519
4.01.01	Net Income for the year	171,451	232,570	137,841	(83,964)
4.01.02	Changes in operating assets and liabilities	734,544	573,407	355,749	186,013
4.01.02.01	Trade accounts receivable	(190,925)	(324,018)	207,140	219,270
4.01.02.02	Inventories	238,748	274,981	84,516	172,165
4.01.02.03	Trade accounts payable	42,712	(79,653)	43,685	(16,343)
4.01.02.04	Contingencies	(17,055)	(30,793)	(5,524)	(8,662)
4.01.02.05	Payroll and related charges payable	(39,228)	(146,584)	(7,442)	(180,933)
4.01.02.06	Marketable securities held for trading	(813,192)	(1,386,574)	(514,935)	(1,063,976)
4.01.02.07	Redemption of Marketable securities held for trading	1,522,043	2,423,195	596,135	1,166,385
4.01.02.08	Marketable securities avaliable for sale	(37,103)	(289,434)	0	0
4.01.02.09	Redemption of Marketable securities avaliable for sale	119,505	424,008	38,533	39,306
4.01.02.10	Other financial assets and liabilities	2,373	8,612	454	9,086
4.01.02.11	Interest payment	(97,338)	(304,337)	(86,813)	(150,285)
4.01.02.12	Interest on shareholders’ equity received	4,004	4,004	0	0
4.01.03	Others	412,642	761,303	(401,413)	(56,530)
4.01.03.01	Minority shareholders	(1,104)	(1,178)	92	243
4.01.03.02	Depreciation, amortization and depletion	214,521	394,128	106,397	217,725
4.01.03.03	Amortization of goodwill	0	0	0	0
4.01.03.04	Gain on permanent asset disposals	22,351	58,428	1,356	50,005
4.01.03.05	Deferred income tax	19,887	(184)	25,599	129,500
4.01.03.06	Provision/reversal for contingencies	25,854	58,030	(23,674)	(22,976)
4.01.03.07	Other provisions	(16,158)	(28,975)	(10,073)	(941)
4.01.03.08	Exchange variations and interest	146,220	281,890	(501,110)	(430,086)
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	1,071	(836)	0	0

Page: 20

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais) – CONSOLIDATED

		04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
1-Code	2-Description	06/30/2010	06/30/2010	06/30/2009	06/30/2009
4.02	Net cash (used in) provided by investing activities	(261,927)	(425,813)	(216,331)	(365,788)
4.02.01	Cash investments	0	0	0	(109)
4.02.02	Redemption of cash investments	2,251	4,319	0	0
4.02.03	Additions to property, plant and equipment	(151,208)	(236,125)	(175,825)	(296,348)
4.02.04	Acquisitions/formation period of breeding stock	0	0	0	0
4.02.05	Disposal of fixed assets	1,154	3,504	7,251	24,669
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other Investments, net	0	0	0	0
4.02.08	Business Acquisition Additional Costs	0	0	0	0
4.02.09	Advance for future capital increase	0	0	0	0
4.02.10	Interest on shareholders’ equity received	0	0	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	0	0	0	0
4.02.13	Additions to biological assets	(99,118)	(181,733)	(47,757)	(94,000)
4.02.14	Additions to intangible assets	(15,006)	(15,778)	0	0
4.03	Net cash (used in) provided by financing activities	(497,101)	(1,192,177)	(41,251)	(4,807)
4.03.01	Debt issuance	112,127	1,880,442	636,376	1,130,318
4.03.02	Repayment of debt (principal and interest)	(608,746)	(2,971,334)	(677,627)	(1,110,342)
4.03.03	Capital increase	0	0	0	0
4.03.04	Dividends and interest on shareholders’ equity paid	0	(100,000)	0	(24,783)
4.03.05	Costs of shares issuance	(482)	(1,285)	0	0
4.03.06	Advance for future capital increase	0	0	0	0
4.04	Exchange variation on cash and cash equivalents	10,238	(2,922)	(85,163)	(88,538)
4.05	Net (decrease) increase in cash	569,847	(53,632)	(250,568)	(413,614)
4.05.01	At the beginning of the year	1,274,761	1,898,240	1,070,409	1,233,455
4.05.02	At the end of the year	1,844,608	1,844,608	819,841	819,841

Page: 21

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais) - CONSOLIDATED

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total

5.01	Beginning balance	12,460,953	62,767	0	700,514	(143,487)	(40,664)	13,040,083
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,460,953	62,767	0	700,514	(143,487)	(40,664)	13,040,083
5.04	Profit/loss in fiscal year	0	0	0	0	171,451	0	171,451
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	7,090	7,090
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	7,090	7,090
5.08	Increase (decrease) in capital	(482)	0	0	0	0	0	(482)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(482)	0	0	0	0	0	(482)
5.09	Capital reserve constituition /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	76	0	0	76
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	65,712	0	701,590	(25,236)	(33,574)	13,168,963

Page: 22

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                                                                                                           CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian Reais) - CONSOLIDATED

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	62,767	0	700,101	(186,131)	(47,555)	12,990,938
5.04	Profit/loss in fiscal year	0	0	0	0	232,570	0	232,570
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	(18,475)	13,981	(4,494)
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Retained adjustments of conversion	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	(18,475)	13,981	(4,494)
5.08	Increase (decrease) in capital	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constituition /realization	0	2,945	0	0	0	0	2,945
5.10	Treasury shares	0	0	0	1,489	0	0	1,489
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	65,712	0	701,590	(25,236)	(33,574)	13,168,963

Page: 23

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

1.    RESTATEMENT OF THE QUARTERLY INFORMATION, ADOPTION OF THE INTERNATIONAL ACCOUNTING FINANCIAL REPORTING STANDARDS AND MANAGEMENT STATEMENT

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order for them to conform to the international financial reporting standards (“IFRS”), issued by The International Accounting Standards Board (“IASB”). The convergence process occurred in two stages: (1) in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its individual and consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides ICPCs and OCPCs, all of which were approved and also adopted by Brazilian Exchange Securities Commission (“CVM”).

The new accounting practices provided for in technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices. Management acknowledges that the pronouncements issued by CPC and approved by CVM conform to IFRS.

As a result of the IFRS adoption and as required by CVM through the Deliberation No. 603/09, the Company is restating the quarterly information (parent company and consolidated) for the period of three and six month ended June 30, 2010 previously issued on August 13, 2010, in order to incorporate the accounting deliberations issued by CVM during 2010, as presented below:

•         CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•         CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•         CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

•         CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 10;

Page: 24

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•         CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

•         CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 1;

•         CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

•         CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•         CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•         CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•         CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•         CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•         CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•         ICPC 09 - Individual, Separate and Consolidated Financial Statements and application of the equity method;

•         ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•         ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

Thereby, the quarterly information (parent company and consolidated), now restated, are in accordance with the accounting practices adopted in Brazil which comprise the CVM accounting rules and  the pronouncements and interpretations issued by the Accounting Pronouncements Committee (“CPC”), being totally converted to IFRS.

Page: 25

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company´s individual quarterly information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes are identified as (“BR GAAP”). Such quarterly information differ from IFRS in relation to the evaluation of investiments in associates and joint ventures, which were measured and recorded based on the equity accouting method rather  than at cost or fair value, as is required by IFRS.

The effects of the amendments to the accounting practices in the shareholders’ equity and in the statement of income previously issued are presented below:

Reconciliation of shareholders’ equity

		BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		06.30.10	12.31.09	06.30.10	12.31.09
Shareholders' equity disclosed according to prior accounting practices		13,312,573	13,164,164	13,284,082	13,134,650
Reversal of deferred assets	(a)	(115,403)	(133,541)	(172,268)	(201,940)
Other employees benefits	(b)	(87,624)	(105,962)	(88,877)	(112,243)
Transfer freight	(c)	(13,695)	(6,796)	(19,842)	(15,925)
Business combination	(d)	-	(5,098)	98,411	111,620
Effect of income taxes on the above adjustments	(e)	73,685	83,742	70,543	74,776
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	31,004	23,943	-	-
Unrealized profit in sales to subsidiaries	(g)	(3,132)	(2,742)	-	-
Employee participation	(h)	(3,086)	-	(3,086)	-
Treasury shares	(g)	(25,359)	(26,772)	-	-
Shareholders' equity disclosed according to BR GAAP / IFRS		13,168,963	12,990,938	13,168,963	12,990,938

Reconciliation of income (loss) for the period

		BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		06.30.10	06.30.09	06.30.10	06.30.09
Net income (loss) disclosed according to prior accounting practices		184,609	(117,418)	184,219	(96,659)
Reversal of deferred assets	(a)	18,138	11,437	29,672	17,887
Other employees benefits	(b)	18,338	(7,372)	23,366	(7,372)
Transfer freight	(c)	(6,899)	(5,238)	(3,917)	8,720
Business combination	(d)	-	-	27,227	-
Effect of income taxes on the above adjustments	(e)	(9,010)	399	(24,911)	(6,540)
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	30,870	13,469	-	-
Unrealized profit in sales to subsidiaries	(g)	(390)	20,759	-	-
Employee participation	(h)	(3,086)	-	(3,086)	-
Net income (loss) disclosed according to BR GAAP / IFRS		232,570	(83,964)	232,570	(83,964)

(a)    Deferred charges: upon first-time adoption of Law 11638/07, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery pursuant to CVM Deliberation No. 527/07, subsequently amended by CVM Deliberation No. 639/10. In 2010, in order for BR GAAP to conform to IFRS, Management elected to change the

Page: 26

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above. In the parent company’s quarterly information statements this accounting practice was voluntarily adopted.

(b)    Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, F.G.T.S. penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and prior service cost recognized directly in the statement of income.

(c)    Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation in order to meet the requirements of CVM Deliberation No. 608/09.

(d)    Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, pursuant to CVM Deliberation No. 580/09, goodwill is the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (note 6).

(e)    Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

(f)     Effect of equity method pick up of adjustments from (a) to (c) above.

(g)    Effect of unrealized profit and treasury shares in subsidiaries.

(h)   Effect of IFRS adoption adjustments on the Company´s obligation related to profit sharing.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company’s management made some reclassification in the balance sheet and in the statement of income as presented below:

  Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;
  The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the current assets;

Page: 27

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

  The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in the non-current assets;

  The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

  The assets available for sale previously classified in other assets group were reclassified to assets held for sale group;

  The non-controlling interest previously classified in a stand-alone group between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity group; and

  For the periods and fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by CVM, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to annual impairment testing.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s PP&E is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.

  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income. At the transition date no asset was recognized by the Company.

Page: 28

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The mandatory exemptions provided for in CVM standards were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated and individual quarterly information.

The Company’s individual and consolidated quarterly information, are expressed in thousands of Brazilian Reais, as well as, the amount of other currencies disclosed in the quarterly information, when applicable, were expressed in thousands. The amounts presented in the explanatory notes related to the statement of income comprise six months period.

The preparation of the Company’s quarterly information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date as disclosed in note 3.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly differ from those recorded in the quarterly information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The parent company and consolidated quarterly information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•         derivative financial instruments measured at fair value;

•         derivative financial instruments measured at fair value through the statement of income ;

•         financial assets available for sale measured at fair value; and

Page: 29

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value.

Additionally, in order to fully comply with the requirements of Deliberation CVM No. 603/09, the quarterly information comprising the balance sheet position as of the transition date which was January 1, 2009, is present below.

Page: 30

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.

BALANCE SHEETS
June 30, 2010 and December 31, 2009 and January 1, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
Assets	Note	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Current assets
Cash and cash equivalents	7	199,035	223,434	29,588	1,844,608	1,898,240	1,233,455
Marketable securities	8	1,293,024	619,895	42,118	1,385,927	2,345,529	742,549
Trade accounts receivable, net	9	1,100,150	1,464,736	308,294	2,423,370	2,140,701	1,378,046
Interest on shareholders' equity receivable		5	36,651	5	-	-	-
Inventories	10	809,940	919,798	205,804	2,002,635	2,255,497	1,285,371
Biological assets	11	390,361	401,804	80,756	851,046	865,527	427,374
Recoverable taxes	13	404,999	256,994	337,231	802,049	745,591	576,337
Assets held for sale	12	1,084	2,003	2,241	58,636	47,891	5,770
Other financial assets	21	37,252	24,747	10,405	38,256	27,586	79,211
Other current assets		187,272	215,496	50,048	318,490	351,377	189,241
Total current assets		4,423,122	4,165,558	1,066,490	9,725,017	10,677,939	5,917,354
Non-current assets
Marketable securities	8	-	-	155	567,961	676,681	155
Trade accounts receivable, net	9	14,741	10,487	3,329	14,741	12,808	11,578
Credit notes	9	77,058	92,620	16,157	77,058	92,620	54,889
Recoverable taxes	13	458,881	431,118	111,021	636,275	653,074	147,490
Deferred income tax	14	545,703	427,919	253,190	2,497,206	2,426,412	550,834
Judicial deposits	15	75,287	61,321	26,293	165,441	135,885	56,093
Biological assets	11	150,214	153,454	29,850	375,484	391,192	158,846
Other current assets		38,513	28,825	18,637	192,039	149,167	30,540
Investments	16	8,280,946	9,106,983	2,708,645	13,996	17,200	1,028
Property, plant and equipment, net	17	3,023,051	2,891,185	601,943	8,882,385	8,874,186	2,747,792
Intangible assets	18	1,549,497	1,531,933	1,464,376	4,247,275	4,276,463	1,557,552
Total non-current assets		14,213,891	14,735,845	5,233,596	17,669,861	17,705,688	5,316,797
Total assets		18,637,013	18,901,403	6,300,086	27,394,878	28,383,627	11,234,151

Page: 31

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.

BALANCE SHEETS
June 30, 2010 and December 31, 2009 and January 1, 2009
(Amounts expressed in thousands of Brazilian reais)

			Parent company				Consolidated
Liabilities	Note	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Current liabilities
Short-term debt	20	726,011	1,022,191	723,637	2,178,083	3,200,562	1,574,720
Debentures	20	-	2,089	-	-	2,089	4,185
Trade accounts payable	19	950,066	976,430	340,535	1,813,079	1,905,368	1,083,385
Payroll and related charges		232,719	177,161	32,816	431,506	341,134	173,181
Tax payable		52,782	55,679	19,578	154,753	183,635	66,578
Interest on shareholders' equity		49,105	91,803	23,295	50,029	92,629	23,327
Management and employees profit sharing		46,714	25,931	10,358	46,934	75,445	17,893
Debts with related companies	28	6,376	4,794	58,552	-	-	-
Other financial liabilities	21	95,478	86,969	7,410	95,700	87,088	146,712
Provision for tax, civil and labor	25	58,281	58,281	29,425	91,349	91,349	38,927
Other liabilities with related parties	28	718,875	392,470	-	-	-	-
Other current liabilities		44,404	115,502	11,317	290,040	379,931	70,090
Total current liabilities		2,980,811	3,009,300	1,256,923	5,151,473	6,359,230	3,198,998
Non-current liabilities
Long-term debt	20	1,675,486	1,964,978	879,023	5,818,993	5,853,459	3,719,692
Social and tax payable		7,688	5,450	8,121	55,567	5,951	20,056
Provision for tax, civil and labor	25	128,379	105,690	89,453	960,067	940,259	180,215
Deferred income tax	14	197,938	131,237	50,507	1,537,117	1,456,425	73,322
Other liabilities with related parties	28	325,711	557,184	-	-	-	-
Employee benefit plan	24	115,570	105,962	84,225	266,966	249,728	84,225
Other non-current liabilities		36,467	30,664	7,193	433,206	522,916	32,306
Total non-current liabilities		2,487,239	2,901,165	1,118,522	9,071,916	9,028,738	4,109,816

Shareholders' equity	26
Capital		12,460,471	12,461,756	3,445,043	12,460,471	12,461,756	3,445,043
Capital reserves		65,712	62,767	-	65,712	62,767	-
Profit reserves		727,688	727,688	731,527	727,688	727,688	731,527
Accumulated deficit		(25,236)	(186,131)	(212,985)	(25,236)	(186,131)	(212,985)
Treasury shares		(26,098)	(27,587)	(815)	(26,098)	(27,587)	(815)
Other comprehensive income (loss)		(33,574)	(47,555)	(38,129)	(33,574)	(47,555)	(38,129)
Parent company shareholders' equity		13,168,963	12,990,938	3,924,641	13,168,963	12,990,938	3,924,641
Non-controlling interest		-	-	-	2,526	4,721	696
Shareholders' equity		13,168,963	12,990,938	3,924,641	13,171,489	12,995,659	3,925,337
Total liabilities and shareholders'equity		18,637,013	18,901,403	6,300,086	27,394,878	28,383,627	11,234,151

Page: 32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF INCOME
For the three and six month period ended June 30, 2010 and June 30, 2009
(Amounts expressed in thousands of Brazilian reais, except earnings per share data)

		Parent company				Consolidated
		04.01.10	01.01.10	04.01.09	01.01.09	04.01.10	01.01.10	04.01.09	01.01.09
		to	to	to	to	to	to	to	to
	Note	06.30.10	06.30.10	06.30.09	06.30.09	06.30.10	06.30.10	06.30.09	06.30.09
Net sales	29	2,705,003	5,148,659	2,402,588	3,761,764	5,531,583	10,578,954	2,702,981	5,306,030
Cost of sales	34	(2,186,437)	(4,252,954)	(2,114,283)	(3,267,482)	(4,181,425)	(8,103,982)	(2,183,286)	(4,323,684)
Gross profit		518,566	895,705	288,305	494,282	1,350,158	2,474,972	519,695	982,346
Operating income (expenses)
Sales	34	(339,210)	(644,211)	(342,280)	(470,691)	(860,986)	(1,649,391)	(456,041)	(863,803)
General and administrative	34	(63,118)	(102,098)	(34,471)	(57,584)	(90,882)	(158,047)	(35,494)	(76,295)
Other operating expenses	32	(48,662)	(91,824)	(14,236)	(39,898)	(45,324)	(105,875)	(15,800)	(40,802)
Equity interest in income of subsidiaries	16	155,133	295,737	35,152	(224,243)	(1,071)	836	-	-
Operating income (loss)		222,709	353,309	(67,530)	(298,134)	351,895	562,495	12,360	1,446
Financial expenses	33	(258,110)	(576,587)	(375,316)	(524,360)	(418,299)	(962,294)	(460,558)	(834,011)
Financial income	33	168,581	383,551	613,408	758,030	269,879	662,046	628,122	901,259
Income (loss) before taxes and participation of non-controlling shareholders		133,180	160,273	170,562	(64,464)	203,475	262,247	179,924	68,694
Income and social contribution tax expense	14	2,728	2,728	(17,423)	(18,232)	(15,774)	(28,483)	(12,278)	(20,924)
Deferred income and social contribution tax benefit (expense)	14	35,543	69,569	(15,298)	(1,268)	(17,354)	(2,372)	(29,713)	(131,491)
Net income (loss)		171,451	232,570	137,841	(83,964)	170,347	231,392	137,933	(83,721)
Attributable to:
BRF shareholders		171,451	232,570	137,841	(83,964)	171,451	232,570	137,841	(83,964)
Non-controlling shareholders		-	-	-	-	(1,104)	(1,178)	92	243
Weighted average shares outstanding at the end of the year (thousands) - Basic		870,184,864	870,184,864	413,055,236	413,055,236	870,184,864	870,184,864	413,055,236	413,055,236
Earnings (loss) per share - Basic	27	0.20	0.27	0.33	(0.20)	0.20	0.27	0.33	(0.20)
Weighted average shares outstanding at the end of the year (thousands) - Diluted		872,389,943	872,389,943	413,055,236	413,055,236	872,389,943	872,389,943	413,055,236	413,055,236
Earnings (loss) per share - Diluted	27	0.20	0.27	0.33	(0.20)	0.20	0.27	0.33	(0.20)

Page: 33

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the three and six month period ended June 30, 2010 and June 30, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
	04.01.10	01.01.10	04.01.09	01.01.09	04.01.10	01.01.10	04.01.09	01.01.09
	to	to	to	to	to	to	to	to
	06.30.10	06.30.10	06.30.09	06.30.09	06.30.10	06.30.10	06.30.09	06.30.09

Net income	171,451	232,570	137,841	(83,964)	170,347	231,392	137,933	(83,721)
Gain (loss) in foreign currency translation adjustments	422	(4,940)	(1,998)	(4,149)	422	(4,940)	(1,998)	(4,149)
Unrealized gain (loss) in available for sale marketable securities,
net of income taxes (R$210) in 2010 and R$467 in 2009.	120	630	(1,114)	(1,401)	120	630	(1,114)	(1,401)
Unrealized gains (loss) in cash flow hedge,
net of income taxes (R$1.621) in 2010 and R$2.123 in 2009.	16,426	19,573	7,984	3,864	16,426	19,573	7,984	3,864
Actuarial loss,
net of income taxes R$4.428 in 2010.	(9,878)	(1,282)	-	-	(9,878)	(1,282)	-	-
Net income (loss) recored directly in the shareholders' equity	7,090	13,981	4,872	(1,686)	7,090	13,981	4,872	(1,686)
Comprehensive income	178,541	246,551	142,713	(85,650)	177,437	245,373	142,805	(85,407)
Attributable to:
BRF shareholders	178,541	246,551	142,713	(85,650)	178,541	246,551	142,713	(85,650)
Non-controlling shareholders	-	-	-	-	(1,104)	(1,178)	92	243

Page: 34

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Period ended December 31, 2009 and June 30, 2010
(Amounts expressed in thousands of Brazilian reais, except interest on own capital per share data)
	Attributed to interest of controlling shareholders
		Capital reserve			Profit reserves		Other comprehensive income
	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Accumulated foreign currency translation adjustments	Available for sale marketable securities	Actuarial gains (losses)	Accumulated deficit	Total shareholders' equity (Parent Company)	Non-controlling interest	Total shareholders' equity(Consolidated)
BALANCES AT JANUARY 1 st , 2009	3,445,043	-	(815)	66,201	505,070	160,256	(1,052)	(37,077)	-	(212,985)	3,924,641	696	3,925,337
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	19,647	-	-	-	19,647	8,449	28,096
Unrealized loss in available for sale marketable securities	-	-	-	-	-	-	(1,245)	-	-	-	(1,245)	-	(1,245)
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	(4,738)	-	-	(4,738)	-	(4,738)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(23,090)	-	(23,090)	-	(23,090)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	123,015	123,015	(4,424)	118,591
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	17,350	(41,815)	(23,090)	(89,970)	4,038,230	4,721	4,042,951
Capital increase	9,108,374	-	-	-	-	-	-	-	-	-	9,108,374	-	9,108,374
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.229985 per
outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	(100,000)	(100,000)	-	(100,000)
Legal reserve	-	-	-	4,808	-	-	-	-	-	(4,808)	-	-	-
Reserve for expansion	-	-	-	-	(8,647)	-	-	-	-	8,647	-	-	-
Valuation of shares	-	62,767	-	-	-	-	-	-	-	-	62,767	-	62,767
Cost of shares issuance	(91,661)	-	-	-	-	-	-	-	-	-	(91,661)	-	(91,661)
Treasury shares	-	-	(26,772)	-	-	-	-	-	-	-	(26,772)	-	(26,772)
BALANCES AT DECEMBER 31, 2009	12,461,756	62,767	(27,587)	71,009	496,423	160,256	17,350	(41,815)	(23,090)	(186,131)	12,990,938	4,721	12,995,659
Comprehensive income:
Gain (loss) in foreign currency translation adjustments	-	-	-	-	-	-	(4,940)	-	-	-	(4,940)	(1,017)	(5,957)
Unrealized gain in available for sale marketable securities	-	-	-	-	-	-	630	-	-	-	630	-	630
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	19,573	-	-	19,573	-	19,573
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(1,282)	(18,475)	(19,757)	-	(19,757)
Net income for the period	-	-	-	-	-	-	-	-	-	232,570	232,570	(1,178)	231,392
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	13,040	(22,242)	(24,372)	27,964	13,219,014	2,526	13,221,540
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.06114 per outstanding
share at the end of the year	-	-	-	-	-	-	-	-	-	(53,200)	(53,200)	-	(53,200)
Share-based payments	-	2,945	-	-	-	-	-	-	-	-	2,945	-	2,945
Cost of shares issuance	(1,285)	-	-	-	-	-	-	-	-	-	(1,285)	-	(1,285)
Treasury shares	-	-	1,489	-	-	-	-	-	-	-	1,489	-	1,489
BALANCES AT JUNE 30, 2010	12,460,471	65,712	(26,098)	71,009	496,423	160,256	13,040	(22,242)	(24,372)	(25,236)	13,168,963	2,526	13,171,489

Page: 35

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF CASH FLOWS
For the three and six month period ended June 30, 2010 and June 30, 2009
(Amounts expressed in thousands of Brazilian reais)
	Parent company				Consolidated
	04.01.10	01.01.10	04.01.09	01.01.09	04.01.10	01.01.10	04.01.09	01.01.09
	to	to	to	to	to	to	to	to
	06.30.10	06.30.10	06.30.09	06.30.09	06.30.10	06.30.10	06.30.09	06.30.09
Operating activities:
Net income for the year	171,451	232,570	137,841	(83,964)	171,451	232,570	137,841	(83,964)
Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling shareholders	-	-	-	-	(1,104)	(1,178)	92	243
Depreciation, amortization and depletion	91,847	171,736	101,257	151,702	214,521	394,128	106,397	217,725
Equity interest in income of subsidiaries	(155,133)	(295,737)	(35,152)	224,243	1,071	(836)	-	-
Loss in disposal of permanent assets	1,416	15,127	1,991	66,376	22,351	58,428	1,356	50,005
Deferred income tax	(27,830)	(61,855)	15,680	(1,800)	19,887	(184)	25,599	129,500
Provision (reversal) for tax, civil and labor risks	39,384	60,294	(23,617)	(16,241)	25,854	58,030	(23,674)	(22,976)
Other provisions (reversals)	(618)	(16,364)	(7,346)	49,582	(16,158)	(28,975)	(10,073)	(941)
Exchange rate variations and interest	(2,639)	74,289	(621,228)	(686,272)	146,220	281,890	(501,110)	(430,086)
Changes in operating assets and liabilities:
Investment in trading securities	(799,362)	(1,317,844)	(434,410)	(741,789)	(813,192)	(1,386,574)	(514,935)	(1,063,976)
Redemption of trading securities	1,482,796	2,251,341	554,112	653,634	1,522,043	2,423,195	596,135	1,166,385
Investment in available for sale	-	-	-	-	(37,103)	(289,434)	-	-
Redemption of available for sale	-	-	-	-	119,505	424,008	38,533	39,306
Other financial assets and liabilities	(8,270)	(3,774)	454	15,990	2,373	8,612	454	9,086
Trade accounts receivable	41,596	434,332	162,302	586,305	(190,925)	(324,018)	207,140	219,270
Inventories	103,226	158,021	38,862	81,175	238,748	274,981	84,516	172,165
Trade accounts payable	257	(87,789)	39,809	(63,061)	42,712	(79,653)	43,685	(16,343)
Payment of provisions for tax, civil and labor risks	(17,057)	(30,629)	(5,520)	(8,394)	(17,055)	(30,793)	(5,524)	(8,662)
Interest paid	(49,528)	(106,586)	(71,533)	(104,161)	(97,338)	(304,337)	(86,813)	(150,285)
Interest in shareholders' equity received	4,004	4,004	-	-	4,004	4,004	-	-
Payroll and related charges	(411,890)	173,518	(185,230)	(413,936)	(39,228)	(146,584)	(7,442)	(180,933)
Net cash provided by (used) operating activities	463,650	1,654,654	(331,728)	(290,611)	1,318,637	1,567,280	92,177	45,519
Investing activities:
Investment in marketable securities	-	-	-	(109)	-	-	-	(109)
Redemption in marketable securities	-	-	-	-	2,251	4,319	-	-
Other investments, net	(704,869)	(704,869)	-	-	-	-	-	-
Cash of merged company	-	1,960	-	75,224	-	-	-	-
Additions to property, plant and equipment	(108,621)	(172,177)	(170,399)	(247,355)	(151,208)	(236,125)	(175,825)	(296,348)
Additions to biological assets	(42,175)	(81,696)	(46,213)	(68,074)	(99,118)	(181,733)	(47,757)	(94,000)
Proceeds from disposals of property, plant and equipement	1,232	3,504	8,550	9,136	1,154	3,504	7,251	24,669
Additions to intangible	(13,714)	(14,144)	-	-	(15,006)	(15,778)	-	-
Net cash used in investing activities	(868,147)	(967,422)	(208,062)	(231,178)	(261,927)	(425,813)	(216,331)	(365,788)
Financing activities:
Proceeds from debt issuance	83,240	260,428	1,116,095	1,492,730	112,127	1,880,442	636,376	1,130,318
Repayment of debt	(306,011)	(875,356)	(617,908)	(894,982)	(608,746)	(2,971,334)	(677,627)	(1,110,342)
Advance for future capital increases	659,000	-	(5,781)	(5,736)	-	-	-	-
Interest on shareholders' equity paid	-	(100,000)	-	(24,783)	-	(100,000)	-	(24,783)
Cost of shares issuance	(482)	(1,285)	-	-	(482)	(1,285)	-	-
Net cash (used in) provided by financing activities	435,747	(716,213)	492,406	567,229	(497,101)	(1,192,177)	(41,251)	(4,807)
Effect of exchange rate variation on cash and cash equivalents	2,213	4,582	(4,990)	(5,293)	10,238	(2,922)	(85,163)	(88,538)
Net increase in cash	33,463	(24,399)	(52,374)	40,147	569,847	(53,632)	(250,568)	(413,614)
Cash at the beginning of the year	165,572	223,434	122,109	29,588	1,274,761	1,898,240	1,070,409	1,233,455
Cash at the end of the year	199,035	199,035	69,735	69,735	1,844,608	1,844,608	819,841	819,841
Cash flow supplementary information
Cash paid during the year for:	-	-	-	35	113	1,377	79	1,508

Page: 36

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BRF - BRASIL FOODS S.A.
STATEMENTS OF VALUE ADDED
For the three and six month period ended June 30, 2010 and June 30, 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
	04.01.10	01.01.10	04.01.10	01.01.09	04.01.10	01.01.10	04.01.09	01.01.09
	to	to	to	to	to	to	to	to
	06.30.10	06.30.10	06.30.10	06.30.09	06.30.10	06.30.10	06.30.09	06.30.09
1 - REVENUE	3,052,504	5,829,407	2,790,166	4,289,194	6,270,632	11,986,715	3,151,648	6,153,088
Sales of goods and products	2,992,542	5,722,395	2,672,541	4,171,158	6,171,496	11,854,696	2,994,694	5,894,568
Other (expenses) income	(43,813)	(53,082)	(10,590)	(32,932)	(37,462)	(71,829)	(12,599)	(33,881)
Revenue related to construction of own assets	107,136	165,476	134,422	159,723	137,956	211,675	175,581	303,111
Allowance for doubtful accounts reversal (provisions)	(3,361)	(5,382)	(6,207)	(8,755)	(1,358)	(7,827)	(6,028)	(10,710)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(2,135,133)	(4,125,360)	(2,107,411)	(3,192,743)	(4,095,798)	(7,915,959)	(2,301,932)	(4,484,368)
Cost of goods and products sold	(1,653,408)	(3,280,069)	(1,633,641)	(2,494,981)	(3,106,257)	(5,970,732)	(1,686,083)	(3,338,418)
Material, energy, services of third parties and others	(483,562)	(860,131)	(480,426)	(676,393)	(998,769)	(1,962,032)	(627,557)	(1,160,374)
Reversal (provision) for losses in inventory	1,837	14,840	6,656	(21,369)	9,228	16,805	11,708	14,424
3 - GROSS VALUE ADDED (1-2)	917,371	1,704,047	682,755	1,096,451	2,174,834	4,070,756	849,716	1,668,720
4 - DEPRECIATION, AMORTIZATION AND DEPLETION	(91,847)	(171,736)	(101,549)	(151,994)	(214,521)	(394,128)	(106,258)	(217,586)
5 - NET VALUE ADDED (3-4)	825,524	1,532,311	581,206	944,457	1,960,313	3,676,628	743,458	1,451,134
6 - VALUE ADDED RECEIVED FROM THIRD PARTIES	324,002	679,616	648,892	534,485	269,441	663,578	628,468	901,571
Equity interest in income of subsidiaries	155,132	295,737	35,152	(224,243)	(1,071)	836	-	-
Financial income	168,581	383,551	613,408	758,030	269,879	662,046	628,122	901,259
Other operating income	289	328	332	698	633	696	346	312
7 - ADDED VALUE TO BE DITRIBUTED (5+6)	1,149,526	2,211,927	1,230,098	1,478,942	2,229,754	4,340,206	1,371,926	2,352,705

8 - DISTRIBUTION OF VALUE ADDED:	1,149,526	2,211,927	1,230,098	1,478,942	2,229,754	4,340,206	1,371,926	2,352,705
Payroll	386,728	740,285	340,766	491,705	801,897	1,517,603	360,769	694,760
Salaries	346,193	637,054	279,837	400,199	646,704	1,222,017	296,204	565,861
Benefits	19,733	63,643	41,850	61,428	113,229	215,189	44,992	89,354
Government severance indemnity fund for employees - F.G.T.S	20,802	39,588	19,079	30,078	41,964	80,397	19,573	39,545
Taxes and contributions	313,606	625,456	357,573	517,573	815,401	1,581,616	390,932	865,755
Federal	148,113	291,298	201,372	270,423	501,940	958,225	239,158	562,295
State	164,813	330,493	154,765	244,682	312,709	619,373	150,307	299,989
Municipal	680	3,665	1,436	2,468	752	4,018	1,467	3,471
Capital remuneration from third parties	277,741	613,616	393,918	553,628	442,109	1,009,595	482,292	875,911
Interests	259,243	579,499	379,344	532,488	422,643	971,941	464,586	842,139
Rent	18,498	34,117	14,574	21,140	19,466	37,654	17,706	33,772
Shareholders	171,451	232,570	137,841	(83,964)	170,347	231,392	137,933	(83,721)
Interest on shareholders' equity	53,200	53,200	-	-	53,200	53,200	-	-
Retained earnings (losses)	118,251	179,370	137,841	(83,964)	118,251	179,370	137,841	(83,964)
Non-controlling interest	-	-	-	-	(1,104)	(1,178)	92	243

Page: 37

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2.    COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 4 pasta processing plants, 1 dessert processing plant, 3 margarine processing plants and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

Page: 38

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

2.1. Interest in subsidiaries:

Subsidiary	Main activity	Country	06.30.10	12.31.09	01.01.09
Perdigão Agroindustrial S.A. (a)	Industrialization and commercialization of products	Brazil	-	-	100.00%
PSA Laboratório Veterinário Ltda.	Veterinary activities	Brazil	88.00%	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercialization of products	Brazil	99.99%	99.99%	99.99%
PDF Participações Ltda	Holding	Brazil	1.00%	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	Industrialization and commercialization of products	Brazil	0.01%	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias (b)	Commercialization of ow ned real estate	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	10.00%	10.00%	10.00%
Avipal Nordeste S.A. (c)	Raising of poultry for slaughtering	Brazil	-	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora (d)	Construction and real estate marketing	Brazil	100.00%	100.00%	100.00%
Avipal Centro-oeste S.A. (d)	Industrialization and commercialization of dairy products	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	90.00%	90.00%	90.00%
UP! Alimentos Ltda	Industrialization and commercialization of products	Brazil	50.00%	50.00%	50.00%
Perdigão Trading S.A. (d)	Holding	Brazil	100.00%	100.00%	100.00%
PSA Laboratório Veterinário Ltda	Veterinary activities	Brazil	12.00%	90.00%	90.00%
PDF Participações Ltda	Holding	Brazil	99.00%	99.00%	99.00%
Perdigão Export Ltd. (d)	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
Crossban Holdings GmbH	Holding	Áustria	100.00%	100.00%	100.00%
Perdigão Europe Ltd (e)	Import and export of products	Portugal	100.00%	100.00%	100.00%
Perdigão International Ltd	Import and export of products	Cayman Island	100.00%	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Highline International (d)	Unrestricted activities	Cayman Island	100.00%	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Perdigão France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Perdigão Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%	100.00%
Plusfood B.V.	Import and export of products	The Netherlands	100.00%	100.00%	100.00%
Plusfood Constanta SRL (f)	Meat processsing	Italy	-	100.00%	100.00%
Plusfood Finance UK Ltd	Financial fund-raising	United Kingdom	100.00%	100.00%	100.00%
Fribo Foods Ltd (g)	Import and export of products	United Kingdom	-	100.00%	100.00%
Plusfood France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Plusfood Iberia SL	Distribution of food products	Spain	100.00%	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%	67.00%
BRF Brasil Foods Japan KK (h)	Import and export of products	Japan	100.00%	100.00%	100.00%
Brasil Foods PTE Ltd. (i)	Marketing and logistics services	Singapore	100.00%	100.00%	100.00%
Plusfood Hungary Trade and Service LLC. (j)	Import and export of products	Hungary	100.00%	100.00%	100.00%
Plusfood UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (k)	Holding	Áustria	100.00%	100.00%	100.00%
Xamol Consul. Serv. Ltda (d)	Import and export of products	Portugal	100.00%	100.00%	100.00%
HFF Participações S.A. (c)	Holding	Brazil	-	100.00%	-
Sadia S.A. (l)	Industrialization and commercialization of products	Brazil	-	33.15%	-
Sadia S.A.	Industrialization and commercialization of products	Brazil	100.00%	66.85%	-
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%	-
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%	-
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%	-
Sadia Alimentos S.A.	Import and export of products	Argentine	95.00%	95.00%	-
Sadia U. K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Concórdia Foods Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%	-
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	100.00%	100.00%	-
Rezende Marketing e Comunicações Ltda.	Advertising agency	Brazil	0.09%	0.09%	-
Big Foods Ind. de Produtos Alimentícios Ltda.	Manufacture of bakery products	Brazil	100.00%	100.00%	-
Rezende Marketing e Comunicações Ltda.	Advertising agency	Brazil	99.91%	99.91%	-
Sadia Overseas Ltd.	Financial fund-raising	Cayman Island	100.00%	100.00%	-
Sadia GmbH	Holding	Austria	100.00%	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.	Import and export of products	Portugal	100.00%	100.00%	-
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%	-
Qualy B. V. (k)	Import and export of products	The Netherlands	100.00%	100.00%	-
Sadia Japan KK.	Import and export of products	Japan	100.00%	100.00%	-
Badi Ltd.	Import and export of products	Arab Emirates	80.00%	80.00%	-
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%	-
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%	-

Page: 39

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(a)   The wholly-owned subsidiary Perdigão Agroindustrial S.A. was merged into the parent company as of March 9, 2009;

(b)   The name of the wholly-owned subsidiary Avipal S.A. Alimentos was changed to Vip S.A. Empreendimentos e Participações Imobiliárias on January 4, 2010;

(c)    Wholly-owned subsidiaries merged into the parent company on March 31, 2010;

(d)   Dormant subsidiaries;

(e)   The name of the wholly-owned subsidiary Perdix was changed to Perdigão Europe on March 18, 2009;

(f)    Disposal of ownership interest on March 31 , 2010;

(g)   The name of the wholly-owned subsidiary Plusfood Wrexham was changed to Fribo Foods Ltd. on April 1, 2009;

(h)   The name of the wholly-owned subsidiary Perdigão Nihon K.K. was changed to Brasil Foods Japan K.K. on November 1, 2010;

(i)     The name of the wholly-owned subsidiary Perdigão Asia PTE Ltd. was changed to Brasil Foods PTE Ltd. in August 2010;

(j)     The name of the wholly-owned subsidiary Plusfood Hungary Kft. was changed to Plusfood Hungary Trade and Service LLC;

(k)    The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,273, and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of June 30, 2010, is represented by a net capital deficiency of R$7,197, the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas; and

(l)     Due to the merger of HFF on March 31, 2010, on this date Sadia became directly wholly-owned subsidiary of BRF-Brasil Foods S.A.

2.2. Corporate restructuring

The Company has been following its sustainable growth plan since mid 2005, which is based on the acquisition of various companies and start of new businesses.

As a result of these acquisitions, the Company grew and diversified its businesses, increasing its market share in the poultry and pork markets and entering the dairy, margarine and beef markets.

The companies acquired were:

Page: 40

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Company	Activity	Acquisition Year	Status
Sadia	Meat	2009	Wholly-owned subsidiary
HFF Participações	Holding	2009	Merged on 03.31.10
Eleva Alimentos	Dairy/meat	2008	Merged on 04.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 08.01.07
Ava Comércio e Representação	Margarines	2007	Merged on 08.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 07.03.06
Perdigão Agroindustrial	Meat	-	Merged on 03.09.09

Within this growth process, the Company carried out comprehensive corporate and business restructuring actions, aimed at maintaining the sustainability of its businesses by streamlining its corporate structure, reducing operating, tax and finance costs, as well as by reorganizing its operating activities.

As a result of the restructuring process the following changes occurred in the period of six months ended on June 30, 2010:

a)     On February 26, 2010, the wholly-owned subsidiaries HFF Participações S.A. and Avipal Nordeste S.A. were merged into the BRF;

b)     On March 31, 2010, the interest in the wholly-owned subsidiary Plusfood Constanta SRL was for EUR 10 thousand.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

BRF has a large number of brands, the principal of which are:  Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, in addition to licensed brands such as Turma da Mônica. The main brands of the subsidiary Sadia are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson.

In April 2006, the Company’s shares were listed on the Novo Mercado corporate governance (“New Market of the São Paulo Stock Exchange”).

The Extraordinary Shareholders' Meeting held on July 8, 2009 approved that the shares issued by the Company started to be traded on the São Paulo Securities, Futures and Commodities Exchange (“BM&FBOVESPA”) under the new ticker BRFS3 and on the New York Stock Exchange (“NYSE”) under the new ticker BRFS, which replaced the former tickers PRGA3 and PDA, respectively.

Page: 41

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.    SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

3.1.    Consolidation: includes the BRF’s financial statements and the financial statements of the direct and indirect held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from transactions between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated quarterly information, the Company applied CVM Deliberation No. 534/08, which approved the technical pronouncement CPC 02, addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the quarterly information of each subsidiary included in the Company’s consolidated quarterly information are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopted the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopted the Euro as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method. The quarterly information of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency - Euro

•      Assets and liabilities are translated at the exchange rate at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

Page: 42

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

Pursuant to CVM Instruction No. 608/09, the subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, outsourcing administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated quarterly information and are consistent with the practices adopted by the parent company. The quarterly information of the subsidiaries has been prepared for the same reporting date as the parent company.

3.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

Page: 43

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquirer are attributed to these units.

3.3. Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, prepared and processed products. Products of other nature were grouped as “other”, since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

3.4. Cash and cash equivalents: includes cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

3.5. Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments. Financial assets and liabilities include: financial investments, loans, receivables, derivatives and other.

3.5.1.  Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following:

Page: 44

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(a)  Trading securities: acquired for sale or repurchase in the short term, are initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

(b)  Held to maturity: when the Company has the intention and financial ability to hold the instrument to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

(c)  Available for sale: this category is for all the financial assets that are not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

3.5.2.  Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the quarterly information date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

3.5.3.  Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.

The accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

Page: 45

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company elected to apply this methodology to its hedge transactions that meet the criteria described above.

3.5.4.  Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.6.    Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of trade receivables, other rights, trade payables, social obligations and other long-term obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.20% p.a. (6.13% p.a. as of December 31, 2009). The subsidiary Sadia calculated and recorded the adjustment to present value of trade receivables based on the rate used in each transaction, which corresponds to 4.5% per month, and for trade payables it used 100% of the interbank certificate of deposit (“CDI”) that on June 30, 2010, corresponded to 8.95% p.a.

3.7.    Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and generally does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded.

3.8.    Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas, unusual losses, if any, are recorded directly as an expense for the period.

Page: 46

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.9.    Biological assets: pursuant to CVM Deliberation No. 596/09, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets. The Company classifies living poultry and pigs as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated an negligible difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

3.10. Assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

3.11. Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 577/09.

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

Page: 47

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

CVM Deliberation No. 527/07 requires an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of each fiscal year. In the quarter Management has not identified any impairment events that could require an anticipation of impairment analysis.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the income statement.

3.12. Intangibles: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the period in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are annually tested for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets goodwill balance.

Goodwill recoverability was tested in the last quarter of each fiscal year. During the quarter Management has not identified any events that could require the anticipation of the impairment analysis.

3.13. Income taxes and social contributions: in Brazil, these comprise Income Tax (“IRPJ”) and Social Contribution (“CSLL”), which are monthly calculated on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

Page: 48

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 595/09; when it is probable that these credits will not be used in the future, a provision is established for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

3.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the quarterly information.

3.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Page: 49

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters, as described in notes 6 and 25.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

3.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction.    The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease agreement term.

3.17. Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 562/08, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market.

Page: 50

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.18. Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, fine F.G.T.S. and compensation for termination and retirement) in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other operating income based on the actuarial report.

The contributions made by the sponsors are recognized as an expense for the period.

The plan assets are the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

3.19. Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

3.20. Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

3.21. Earnings per share: basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

Page: 51

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.22. Determination of income: results from operations are recorded on the accrual basis.

3.23. Revenues: are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured. Revenues are not recognized when there is substantial uncertainty as to their realization.

Revenue is presented net of sales taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

3.24. Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25. Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities are aimed producing new or significantly improved plans or projects. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

Page: 52

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

3.26. Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

3.27. Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (ICMS) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income. If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary Sadia received as a donation a plot of land located in the state of Pernambuco, whose fair value as of June 30, 2010 and December 31, 2009 is R$4,139. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. In compliance with CVM Deliberation No. 555/08, the fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The value of the land will be recognized in the statement of income as the production unit is depreciated.

3.28. Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws; the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  additional dividend proposed in shareholders’ equity.

Page: 53

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

For quarterly information presentation purposes, interest on capital is stated as an allocation of income directly in equity.

3.29. Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

The exchange rates in Brazilian Reais in effect at the date of the balance sheets translated were as follows:

Final rate	06.30.10	06.30.09	12.31.09	01.01.09
U.S. Dollar (US$)	1.8015	1.9516	1.7412	2.3370
Euro (€)	2.2043	2.7399	2.5073	3.2382
Pound (£)	2.6929	3.2129	2.8241	3.4151

Average rates
U.S. Dollar (US$)	1.7965	1.9576	1.9935	1.8375
Euro (€)	2.3832	2.7427	2.7631	2.6698
Pound (£)	2.7387	3.2048	3.1092	3.3308

3.30. Accounting judgments, estimates and assumptions: As mentioned in note 1, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the quarterly information:

•         impairment of non-financial assets;

•         share-based payment transactions;

•         loss on the reduction of recoverable value of taxes;

•         retirement benefits;

•         measurement at fair value of items related to business combinations;

•         fair value of financial instruments;

•         provision for tax, civil and labor risks;

•         estimated losses on doubtful receivables;

•         biological assets; and

•         useful lives of property, plant and equipment.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the quarterly information in the period in which the estimates are revised.

Page: 54

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

3.31. Statement of added value: the Company prepared statements of value added (“DVA”) and consolidated in accordance with CVM Deliberation No. 557/08, which are submitted as part of the quarterly information in accordance with BR GAAP. It represents for IFRS additional financial information.

4.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1. Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

The Company has policies and procedures for the administration of such exposures and can use hedging instruments, provided they are approved by the Board of Directors, to reduce the impacts of these risks. Such policies and procedures include the monitoring of the levels of exposure to each market risk and its measurement, including an analysis based on the accounting exposure and forecast of future cash flows, besides setting limits for decision making. All the instruments used by the Company are aimed at: (i) protection of the foreign exchange exposure of its debt and cash flow; and (ii) exposure of interest rates.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approval of the Risk Policy prepared by the Financial Risk Management Committee and for the supervision of the performance of this policy, verifying if the established limits are being respected. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Executive Officers is in charge of the evaluation of the Company’s positioning for each risk identified, according to the guidelines enacted by the Board of Directors. In addition, it is responsible for the approval of: (i) the action plans defined for the alignment of risks with the defined tolerance; (ii) the performance indicators to be used in risk management; (iii) the overall limits; and (iv) the evaluation of suggestions for improvements in the policy.

Page: 55

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Financial Risk Management Committee is in charge of the execution of the Risk Policy. It is this committee that supervises the risk management process, plans and verifies the impact of the decisions implemented, evaluates and approves hedging alternatives, monitors and keeps track of the levels of exposure and the fulfillment of the policy, keeps track of the performance of hedging operations through reports and evaluates the scenarios to be applied in the operations, in the cash flow and in the indebtedness of the Company, in conformity with the established policy.

In the Risk Policy the Company determines the strategies to be adopted, and the Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties in the reconciliations with the counterparties, with validation by the back-office and daily monitoring by the financial area.

Given the objective of utilizing hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the six months period ended on June 30, 2010 met the established objectives.

As allowed by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, as determined in its Risk Policy. The cash flow hedge consists of hedging exposure against variability of the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability, or (ii) a highly probable predicted transaction, and (iii) could affect profit and loss.

One of the purposes of the Risk Policy is to determine parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, exposed to foreign exchange rate, and commodity price variation. The finance department is responsible for the fulfillment of the Risk Policy.

Page: 56

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.2. Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates, which may be caused by factors related to economic crises and/or alteration of monetary policy in the domestic and foreign market, etc. This exposure refers mainly to changes in the market interest rates that affect Company liabilities and assets indexed by the LIBOR, TJLP (long-term interest rate), UMBNDES (monetary unit of the Brazilian Development Bank) or CDI (interbank deposit certificate) rate, besides possible derivative transactions involving fixed rate positions against one of the above mentioned indexes that could give rise to unrealized and/or realized losses  originated by the determination of the fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company continually monitors market interest rates, aiming to evaluate the potential need to enter in contracts to serve as hedge against the volatility of these rates. These transactions are basically characterized by changing from floating rate to fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks to maintain a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term. Moreover, the Company has pre and post fixed rates indebtedness that in aggregate also reduce the risk exposure.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP.

With regards to the Company's cash and equivalents, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. In the event of a CDI increase, impacts become favorable, while in the event of a CDI decrease, results become unfavorable.

The table below summarizes the changes in the interest rates and the impacts for the Company.

Page: 57

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Interest fixed rate risk				Interest floating rate risk
Index	Exposure	Variation	Impact	Index	Exposure	Variation	Impact
CDI	Cash and cash equivalents	+	-	CDI	Cash and cash equivalents	+	+
CDI	Cash and cash equivalents	-	+	CDI	Cash and cash equivalents	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/Cupom USD	Cash and cash equivalents	+	-	TJLP	Liabilities	+	-
LIBOR/Cupom USD	Cash and cash equivalents	-	+	TJLP	Liabilities	-	+
LIBOR/Cupom USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/Cupom USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the three and six month period ended on June 30, 2010.

4.3. Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the US Dollar and also of the Euro and of the British Pound in relation to the Brazilian Real.

The aim of the Company’s Risk Policy is the prevention from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations also not denominated in Brazilian reais, thus protecting the Company’s balance sheet. For this purpose, the Company can make use of over-the-counter transactions (swaps) and transactions on the futures exchange.

The subsidiary Sadia does not have outstanding derivative contracts as of June 30, 2010.

4.3.1.  Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are shown as follows:

Page: 58

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Cash and cash equivalents and marketable securities	167,501	185,052	11,010	2,093,247	2,234,194	1,205,219
Trade accounts receivable - third parties	70,379	35,577	27,788	1,216,962	666,310	708,491
Accounts receivable from subsidiaries	300,053	717,925	1,238	-	-	-
Swap agreements	-	(78,803)	(24,000)	-	(78,803)	826,450
Dollar futures agreements	-	122,751	-	-	122,751	327,529
Forward Contracts (NDF) (a)	-	-	-	-	(211,268)	-
Loans and financing	(995,377)	(1,309,416)	(1,078,902)	(4,511,220)	(4,484,361)	(4,072,604)
Pre-payment exports designated as hedge accounting	921,968	-	-	921,968	-	-
Other operating assets and liabilities, net (b)	-	(979,784)	(743,638)	-	(5,091)	154,732
	464,524	(1,306,698)	(1,806,504)	(279,043)	(1,756,268)	(850,183)
Foreign exchange exposure in R$	464,524	(1,306,698)	(1,806,504)	(279,043)	(1,756,268)	(850,183)
Foreign exchange exposure in US$	257,854	(750,458)	(773,001)	(154,895)	(1,008,654)	(363,792)

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

(b) Basically refers to the acquisition of inventories and suppliers.

The Company's total foreign exchange exposure is US$154,895 and is within the limit established by the Risk Policy.

Moreover, the Company’s Risk Policy aims to protect the operating revenues and costs that involve operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For this purpose, the Company uses hedge instruments, approved in the Risk Policy, focused mainly on the protection of its foreign currency denominated projected cash flow.

On June 30, 2010, the Company had non-deliverable forward (“NDF”) operations in the amount of US$510,000, and export prepayments (“PPEs”) in the amount of US$511.777 designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized). According to the deliberation of Financial Risk Management Committee and the Board of Directors, during the first quarter of 2010 the Company has started to sell Euro and Pound in future markets with the objective to protect its cash flow. On June 30, 2010, the Company had the position of EUR 91,000 and GBP 29,300.

With the intention of performing active management and following the Risk Policy, the Company performs daily monitoring, through reports issued by the financial area and validated by the back-office area, on cash flow needs and foreign exchange exposure.

Page: 59

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.3.2.  Breakdown of the balances of derivative financial instruments

The consolidated positions of outstanding derivatives on June 30, 2010; December 31, 2009 and January 1, 2009 are as follows:

BR GAAP and IFRS
Consolidated 06.30.10
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
NDF	Exchange rate	From 07/2010 to 05/2011	R$ (Pre - 10.67%)	US$ (E.V.)	900,750	18,259
NDF	Exchange rate	From 07/2010 to 02/2011	R$ (Pre - 12.33%)	EUR (E.V.)	200,591	15,701
NDF	Exchange rate	From 07/2010 to 03/2011	R$ (Pre - 11.75%)	GBP (E.V.)	79,441	1,092
NDF	Exchange rate	From 07/2010 to 08/2010	R$ (Pre - 16.83%)	US$ (E.V.)	90,075	781
Swap	Exchange rate	07/2013	US$ (E.V.) +7%	R$ (76%do CDI)	56,112	843
Swap	Exchange rate	From 07/2011to 12/2013	US$ (E.V.) +LIBOR 3M +3.83%	R$ (97.50%do CDI)	330,750	(47,193)
Swap	Interest rate	08/2012	US$ (E.V.) +LIBOR 3M +0.50%	US$ (E.V.) +3,96%	83,575	(4,977)
Swap	Interest rate	From 07/2010 to 05/2012	US$ (E.V.) +LIBOR 3M +3.85%	US$ (E.V.) +5,78%	62,787	(1,042)
Swap	Interest rate	From 07/2012 a 08/2013	US$ (E.V.) +LIBOR 6M +0.80%	US$ (E.V.) +3,77%	838,762	(30,493)
Swap	Interest rate	11/2012	US$ (E.V.) +LIBOR 12M +0.71%	US$ (E.V.) +3,70%	198,025	(9,660)
Options	Exchange rate	07 and 08/2010	-	-	18,015	221
Future contract	Exchange rate	08/2010	US$ (E.V.)	R$	153,917	(972)
Future contract	Live cattle	11/2010	R$	-	41,810	(4)
						(57,444)

Page: 60

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BR GAAP and IFRS
Consolidated 12.31.09
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
NDF	Exchange rate	06/2010	R$ 8.39%p.a.	US$	786,667	20,918
NDF	Exchange rate	06/2010	R$ 6%p.a.	US$	211,268	2,721
Swap	Exchange rate	From 01/2010 to 07/2013	US$ +7%	76%of CDI	56,112	279
Swap	Exchange rate	09/2011	118.5%of CDI	US$ +83%CDI	86,144	2,465
Swap	Exchange rate	12/2011	US$ +LIBOR 3M +3.83%	97.83%of CDI	330,750	(51,190)
Swap	Interest rate	08/2012	US$ +LIBOR 3M +1.76%	US$ +4.74%	146,362	(4,712)
Swap	Interest rate	08/2013	US$ +LIBOR 6M +0.70%	US$ +3.77%	838,762	(24,741)
Swap	Interest rate	12/2012	US$ +LIBOR 12M +0.71%	US$ +3.69%	198,025	(5,262)
Future contract	Exchange rate	02/2010	US$	R$	122,751	20
						(59,502)

BR GAAP and IFRS
C o nso lidated 01.01.09
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Swap	Interest rate	07/2009	9.31%p.a.	93.72%of CDI	11,944	(52)
Swap	Exchange rate	From 01/2009 to 09/2009	US$ +4.75%	100%of CDI	613,802	60,530
Swap	Exchange rate	02/2009	16.09%p.a.	US$	8,364	(2,871)
Swap	Exchange rate	From 07/2009 to 12/2011	US$ +7%	76%CDI	56,112	5,691
Swap	Exchange rate	From 03/2009 to 09/2011	118.5%CDI	US$ +83%CDI	86,144	(19,084)
Swap	Exchange rate	From 04/2009 to 01/2013	US$ +LIBOR 6M +3.61%	96.67%CDI	215,495	(31,573)
Swap	Interest rate	From 02/2009 to 08/2013	US$ 4.08%	US$ (LIBOR) +0.62%	554,152	(34,976)
Swap	Exchange rate	From 01/2009 to 02/2009	US$	US$	51,147	7,682
NDF	Exchange rate	From 01/2009 to 06/2009	15.31%p.a.	US$	382,881	(37,431)
NDF	Exchange rate	From 02/2008 to 03/2009	13.52%p.a.	Euro	26,649	(5,310)
Future contract	Exchange rate	02/2009	US$	R$	327,529	(10,107)
						(67,501)

(1)  The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and futures contracts with the objective of minimizing the effects of the changes in the exchange rates and for protection against the interest rate variations.

Page: 61

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

4.4. Gains and losses of derivative financial instruments for hedge

The amounts of realized and unrealized gains and losses of financial instruments recorded in the year affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

	BR GAAP
	Parent company
	Shareholders' equity			Income statement
	06.30.10	12.31.09	01.01.09	06.30.10	06.30.09
Derivatives intended for protection
Exchange risks	(11,076)	(27,529)	-		-
Interest rate risk	(45,131)	(34,714)	(7,202)	(1,042)	-
	(56,207)	(62,243)	(7,202)	(1,042)	-

Derivatives intended for financial results
Interest rate risk		-	-		8
Exchange risks		-	-	(973)	1,733
Market risk of live cattle		-	-	(5)	-
	-	-	-	(978)	1,741
	(56,207)	(62,243)	(7,202)	(2,020)	1,741

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity			Income statement
	06.30.10	12.31.09	01.01.09	06.30.10	06.30.09
Derivatives intended for protection
Exchange risks	(11,076)	(27,529)	-	-	-
Interest rate risk	(45,131)	(34,714)	(57,771)	(1,042)	-
	(56,207)	(62,243)	(57,771)	(1,042)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	-	8
Exchange risks	-	-	1,594	(191)	1,733
Market risk of live cattle	-	-	-	(5)	-
	-	-	1,594	(196)	1,741
	(56,207)	(62,243)	(56,177)	(1,238)	1,741

Page: 62

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.4.1.  Breakdown of the balances of financial instruments by category – except derivatives:

	BR GAAP
	Parent company 06.30.10

	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1,114,891	-	-	-	-	1,114,891
Trade accounts receivable	111,959	-	-	-	-	111,959
Fair value
Marketable securities		1,770	1,291,227	-	-	1,292,997
Liabilities
Amortized cost
Loans and financing:
Local currency	-	-	-	-	(1,406,120)	(1,406,120)
Foreign currency	-	-	-	-	(995,377)	(995,377)
	1,226,850	1,770	1,291,227	27	(2,401,497)	118,377

	BR GAAP
	Parent company 12.31.09

	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1,475,223	-	-	-	-	1,475,223
Trade accounts receivable	126,087	-	-	-	-	126,087
Fair value
Marketable securities	-	1,991	617,877	-	-	619,868
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(1,677,753)	(1,677,753)
Foreign currency	-	-	-	-	(1,309,416)	(1,309,416)
Debentures	-	-	-	-	(2,089)	(2,089)
	1,601,310	1,991	617,877	27	(2,989,258)	(768,053)

Page: 63

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company 01.01.09
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	311,623	-	-	-	-	311,623
Trade accounts receivable	43,054	-	-	-	-	43,054
Fair value
Marketable securities	-	-	42,010	-	-	42,010
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(523,758)	(523,758)
Foreign currency	-	-	-	-	(1,078,902)	(1,078,902)
	354,677	-	42,010	263	(1,602,660)	(1,205,710)

	BR GAAP and IFRS
	Consolidated 06.30.10
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	234,772	-	234,772
Credits Notes	2,438,111	-	-	-	-	2,438,111
Trade accounts receivable	124,388	-	-	-	-	124,388
Fair value
Marketable securities	-	426,003	1,293,113	-	-	1,719,116
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(3,485,856)	(3,485,856)
Foreign currency	-	-	-	-	(4,511,220)	(4,511,220)
	2,562,499	426,003	1,293,113	234,772	(7,997,076)	(3,480,689)

Page: 64

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated 12.31.09
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	223,511	-	223,511
Credits Notes	2,153,509	-	-	-	-	2,153,509
Trade accounts receivable	125,837	-	-	-	-	125,837
Fair value
Marketable securities	-	543,717	2,254,982	-	-	2,798,699
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(4,569,660)	(4,569,660)
Foreign currency	-	-	-	-	(4,484,361)	(4,484,361)
Debentures	-	-	-	-	(2,089)	(2,089)
	2,279,346	543,717	2,254,982	223,511	(9,056,110)	(3,754,554)

	BR GAAP and IFRS
	Consolidated 01.01.09
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	1,389,624	-	-	-	-	1,389,624
Trade accounts receivable	103,635	-	-	-	-	103,635
Fair value
Marketable securities	-	82,297	660,144	-	-	742,441
Liabilities
Amortized cost
Loans and financing
Local currency	-	-	-	-	(1,221,808)	(1,221,808)
Foreign currency	-	-	-	-	(4,072,604)	(4,072,604)
Debentures	-	-	-	-	(4,185)	(4,185)
	1,493,259	82,297	660,144	263	(5,298,597)	(3,062,634)

4.5. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company executed the formal designation of its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the objective and risk management strategy of the Company in executing the hedge, (iii) the

Page: 65

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

identification of the financial instrument, (iv) the hedge object or transaction, (v) the nature of the risk to be hedged, (vi) the description of the hedge relationship, (vii) the demonstration of correlation between the hedge transaction and the hedge object, when applicable, and (viii) prospective demonstration of the effectiveness of the hedge.

Hedged items for which Company designates hedge accounting are highly probable and present almost a perfect combination with the hedge transaction in terms of effectiveness. In other words the consolidated statements of income and comprehensive income reflect matching results consistent with initial coverage intention documented in the Risk Policy.

The Company recorded the unrealized results in the shareholders’ equity of the designated derivatives for interest rates and exchange rates risks.

The impacts referring to the interest swap positions are shown below:

				BR GAAP and IFRS
				Parent Company and Consolidated
				06.30.10
				Balance (contract curve)		Balance (MTM)
Hedge instrument	Hedged object	Protected risk Maturity date		Asset	Liability	Asset	Liability
Sw ap contract of US$65,000 (assets Libor 6 months +1.75%/ liabilities 4.22%)	Debt of US$65,000 interest of Libor 6 months + overlibor 1.75%	Libor post x fixed rate	07.25.2012	1,070	(2,114)	349,615	(352,471)

Sw ap contract of US$75,000 (assets Libor 6 months/ liabilities 4.06%)	Debt of US$75,000 interest of Libor 6 months + overlibor 0.9%	Libor post x fixed rate	07.22.13	207	(2,179)	527,745	(535,840)

Sw ap contract of US$30,000 (assets Libor 6 months +0.8%/ liabilities 4.31%)	Debt of US$30,000 interest of Libor 6 months + overlibor 0.8%	Libor post x fixed rate	08.23.13	199	(718)	263,651	(266,848)

Sw ap contract of US$20,000 (assets Libor 6 months +0.8%/ liabilities 4.36%)	Debt of US$20,000 interest of Libor 6 months + overlibor 0.8%	Libor post x fixed rate	07.19.13	173	(637)	176,204	(178,420)

Sw ap contract of US$20,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor post x fixed rate	08.10.12	45	(206)	316,597	(318,599)

Sw ap contract of US$20,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor post x fixed rate	08.15.12	42	(179)	316,484	(318,468)

Sw ap contract of US$10,000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$10,000 interest of Libor 3 months + overlibor 0.5%	Libor post x fixed rate	08.20.12	20	(83)	158,177	(159,167)

Sw ap contract of US$20,000 (assets Libor 6 months / liabilities 3.82%)	Debt of US$20,000 interest of Libor 6 months + overlibor 1.45%	Libor post x fixed rate	03.20.13	41	(386)	140,872	(142,887)

Sw ap contract of US$30,000 (assets Libor 6 months / liabilities 3.79%)	Debt of US$30,000 interest of Libor 6 months + overlibor 1.45%	Libor post x fixed rate	02.13.13	71	(694)	211,676	(214,667)

Sw ap contract of US$25,000 (assets Libor 6 months +1.65%/ liabilities 4.15%)	Debt of US$25,000 interest of Libor 6 months + overlibor 1.65%	Libor post x fixed rate	05.10.13	107	(187)	176,824	(178,038)

Swap constract of US$50,000 (assets Libor 6 months +0.6%/ liabilities 2.98%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor post x fixed rate	12.19.12	418	(1,245)	526,542	(530,092)

Swap constract of US$50,000 (assets Libor 6 months +0.6%/ liabilities 2.99%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor post x fixed rate	11.26.12	44	(97)	437,091	(439,861)

Contrato de Sw ap de US$50.000 (Ativo Libor 6meses +1,55%/ Passivo 3,55%)	Debt of US$50,000 interest of Libor 6 months + overlibor 1.55%	Libor post x fixed rate	07.02.12	892	(1,599)	269,250	(270,838)

Sw ap contract of US$50,000 (assets Libor 12 months +0.71%/ Liabilities 3.57%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor post x fixed rate	11.19.12	903	(1,876)	265,072	(269,588)

Sw ap contract of US$50,000 (assets Libor 12 months +0.71%/ Liabilities 3.82%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor post x fixed rate	11.26.12	876	(1,940)	264,934	(270,079)

Contrato de Sw ap de US$35.000 (Assets 7%a.a / Liabilities 76%CDI )	Debt of US$35,000 interest of 7% p.a. (USD)	Cupom X CDI	07.15.13	2,047	(1,673)	14,986	(14,144)

Sw ap contract of US$50,000 (assets Libor 3 months +2.50%/ Liabilities 92.5% CDI)	Debt of US$50,000 interest of Libor 3 months + overlibor 2.50%	Libor X CDI	10.01.13	635	(1,930)	7,923	(21,918)

Sw ap contract of US$100,000 (assets Libor 3 months + overlibor 4.50% / liabilities 100%CDI )	Debt of US$100,000 interest of Libor 3 months + overlibor 1.00%+Bail of 3.5% p.a.	Libor X CDI	12.23.13	177	(451)	25,105	(58,303)
				7,967	(18,194)	4,448,748	(4,540,228)

Page: 66

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The impacts referring to the NDF positions are shown below:

Consolidated
06.30.10
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM (1)	Notional	Average US$	Curve	MTM (1)	Notional	Average EUR	Curve	MTM (1)	Notional	Average GBP
July 2010	2,740	2,966	85,000	1.8401	3,532	3,645	20,000	2.3923	310	344	5,000	2.7669
August 2010	780	1,341	70,000	1.8351	3,412	3,495	20,000	2.3986	87	172	6,500	2.7417
September 2010	1,535	2,050	65,000	1.8616	2,740	2,881	15,000	2.4353	133	208	4,500	2.7813
October 2010	2,912	3,509	60,000	1.9034	2,137	2,164	10,000	2.4753	113	171	3,000	2.8125
November 2010	2,063	2,935	60,000	1.9080	1,921	2,201	10,000	2.4992	29	60	2,500	2.7984
December 2010	1,916	2,424	50,000	1.9218	651	840	5,000	2.4606	57	116	2,500	2.8442
January 2011	583	1,248	45,000	1.9161	250	299	5,000	2.3670	(44)	(4)	2,500	2.8178
February 2011	798	1,020	20,000	1.9550	243	175	6,000	2.3544	(2)	8	2,000	2.8408
March 2011	(210)	86	20,000	1.9185	-	-	-	-	0	17	1,000	2.8761
April 2011	208	435	15,000	1.9599	-	-	-	-	-	-	-	-
May 2011	260	245	10,000	1.9689	-	-	-	-	-	-	-	-
	13,586	18,259	500,000	1.8869	14,887	15,701	91,000	2.4215	684	1,092	29,500	2.7904

(1) Mark to market

For the put options, the Company designates only their intrinsic value as a hedge instrument (hedge accounting), opting to recognize the time value in the financial result (statement of income). If the hedge is not effective and the option is lost due to devaluation of the Brazilian real, the losses related to the time value of the options will be registered in the financial result.

The time value of an option can be calculated by the difference between the fair value of the option on the measurement date (quotation of the option that represents the fair value of premium) and the intrinsic value of the option on the measurement date. When the quotation of the option is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

This type of foreign exchange hedge using the put option consists of designating the variation of the intrinsic value of the put option only in the case of appreciation of the Brazilian real (“one-sided risk”).

Page: 67

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The impacts referring to the PUT positions are shown below:

BR GAAP and IFRS
Consolidated
06.30.10
PUT	R$ x USD
Maturities	Curve	MTM	Notional	USD Médio
July 2010	-	-	5,000	1.7900
August 2010	52	221	5,000	1.8120
TOTAL	52	221	10,000	1.8010

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 604/09 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with its changes recorded in the statement of income.

On June 1, 2010 the Company determined derivative instruments (pre-export facilities) as exchange rate coverage with quotation of 1.8255 Real per Dollar (Central Bank average rate of daily exchange rates at this date).

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of pre-export finance facilities contracts as a coverage instrument with the objective to protect the exchange rate risk applied to highly probable futures sales in foreign currency (U.S. Dollars).

The Company adopts the effectiveness test retrospectively in comparison to the exchange rate variation arising from the pre-export finance facilities contracts (fair value variation of the coverage instrument) measured through the variation of the exchange rate, with fair value variation of the highly probable future sales (fair value variation of the coverage instrument), which are measured through the exchange rate variation (spot-to-spot rate method).

The position of the pre-export facilities designated as hedge accounting as of June 30, 2010, are as follows:

BR GAAP and IFRS
Consolidated
06.30.10
Hedge instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM
PPEs	Sales foreign market	US$ (E.R.)	From 07/2010 to 08/2013	511,777	921,966

Page: 68

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

4.6. Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically as regards disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•         Definition of the fair value as the price that should be received in the sale of an asset or paid in the transfer of a liability in a regular transaction between market players on the measurement date, and establishment of assumptions for the fair value measurement;

•         Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

Valuation on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

•         Level 1 - Prices quoted for identical instruments in active markets;

•         Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable;

•         Level 3 - Instruments whose significant inputs are non-observable.

Management understands that due to the short-term cycle, balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition. In relation to loans and credit facilities the book value is close to the fair value in a major portion of the total gross debt. That is justified by floating BNDES interest rates credit lines (TJLP) and floating trade finance interest rates loans (LIBOR, CDI). Company is subject to differences between book value and fair value only in Capital Markets transactions (Bond). On June 30, 2010, fair value negative adjustment for Bond BRFSBZ amounted to R$47,235.

Page: 69

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The comparison between book value and fair value of financial assets and liabilities is presented below:

4.6.1 Comparison between accounting value and fair value of financial instruments

	BR GAAP
	Parent company
	06.30.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	199,035	199,035	223,434	223,434	29,588	29,588
Marketable securities:
Available for sales	1,770	1,770	1,991	1,991	-	-
Trading securities	1,291,227	1,291,227	617,877	617,877	42,010	42,010
Held to maturity	27	27	27	27	263	263
Trade accounts receivables, net	1,114,891	1,114,891	1,475,223	1,475,223	311,623	311,623
Short and long term debt	(2,401,497)	(2,401,497)	(2,987,169)	(2,987,169)	(1,602,660)	(1,602,660)
Trade accounts payable	(950,066)	(950,066)	(976,430)	(976,430)	(340,535)	(340,535)
Other financial assets	37,252	37,252	24,747	24,747	10,405	10,405
Other financial liabilities	(95,478)	(95,478)	(86,969)	(86,969)	(7,410)	(7,410)
	(802,839)	(802,839)	(1,707,269)	(1,707,269)	(1,556,716)	(1,556,716)

	BR GAAP and IFRS
	Consolidated
	06.30.10		12.31.09		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1,844,608	1,844,608	1,898,240	1,898,240	1,233,455	1,233,455
Marketable securities:
Available for sales	426,003	426,003	543,717	543,717	82,297	82,297
Trading securities	1,293,113	1,293,113	2,254,982	2,254,982	660,144	660,144
Held to maturity	234,772	246,125	223,511	235,792	263	263
Trade accounts receivables, net	2,438,111	2,438,111	2,153,509	2,153,509	1,389,624	1,389,624
Short and long term debt	(7,997,076)	(7,949,841)	(9,054,021)	(9,070,582)	(5,294,412)	(5,294,412)
Trade accounts payable	(1,813,079)	(1,813,079)	(1,905,368)	(1,905,368)	(1,083,385)	(1,083,385)
Other financial assets	38,256	38,256	27,586	27,586	79,211	79,211
Other financial liabilities	(95,700)	(95,700)	(87,088)	(87,088)	(146,712)	(146,712)
	(3,630,992)	(3,572,404)	(3,944,932)	(3,949,212)	(3,079,515)	(3,079,515)

4.6.2 Fair value valuation hierarchy

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with the valuation hierarchy.

Page: 70

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		BR GAAP
		Parent company
		06.30.10
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	1,770	-	-	1,770
Held for trading:
Bank deposit certificates	(b)	-	868,152	-	868,152
Financial treasury bills	(a)	423,075	-	-	423,075
Other financial assets
Derivatives designated as hedge	(c)	-	37,252	-	37,252
		424,845	905,404	-	1,330,249
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(93,459)	-	(93,459)
Derivatives not designated as hedge	(c)	-	(2,019)	-	(2,019)
		-	(95,478)	-	(95,478)

		BR GAAP
		Parent company
		12.31.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	1,991	-	-	1,991
Held for trading:
Bank deposit certificates	(b)	-	517,487	-	517,487
Financial treasury bills	(a)	100,390	-	-	100,390
Other financial assets
Derivatives designated as hedge	(c)	-	24,727	-	24,727
Derivatives not designated as hedge	(c)	-	20	-	20
		102,381	542,234	-	644,615
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(86,969)	-	(86,969)
		-	(86,969)	-	(86,969)

Page: 71

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		BR GAAP
		Parent company
		01.01.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Held for trading:
Bank deposit certificates	(b)	-	42,010	-	42,010
Other financial assets
Derivatives designated as hedge	(c)	-	10,405	-	10,405
		-	52,415	-	52,415
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(7,410)	-	(7,410)
		-	(7,410)	-	(7,410)

		BR GAAP and IFRS
		Consolidated
		06.30.10
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Bank deposit certificates	(b)	-	48,274	-	48,274
Brazilian foreign debt securities	(a)	60,333	-	-	60,333
Financial treasury bills	(a)	162,266	-	-	162,266
Exclusive investment funds		-	50,601	-	50,601
Investment funds	(a)	102,759	-	-	102,759
Shares	(a)	1,770	-	-	1,770
Held for trading:
Bank deposit certificates	(b)	-	870,038	-	870,038
Financial treasury bills	(a)	423,075	-	-	423,075
Other financial assets
Derivatives designated as hedge	(c)	-	37,252	-	37,252
Derivatives not designated as hedge	(c)	-	1,004	-	1,004
		750,203	1,007,169	-	1,757,372
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(93,459)	-	(93,459)
Derivatives not designated as hedge	(c)	-	(2,241)	-	(2,241)
		-	(95,700)	-	(95,700)

Page: 72

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		BR GAAP and IFRS
		Consolidated
		12.31.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Bank deposit certificates	(b)	-	64,482	-	64,482
Brazilian foreign debt securities	(a)	59,077	-	-	59,077
Exclusive investment funds		-	51,413	-	51,413
Investment funds	(a)	151,664	-	-	151,664
Shares	(a)	1,991	-	-	1,991
Held for trading
Bank deposit certificates	(b)	-	2,154,592	-	2,154,592
Financial treasury bills	(a)	100,390	-	-	100,390
Other financial assets
Derivatives designated as hedge	(c)	-	24,727	-	24,727
Derivatives not designated as hedge	(c)	-	2,859	-	2,859
Total assets		313,122	2,298,073	-	2,611,195
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(86,969)	-	(86,969)
Derivatives not designated as hedge	(c)	-	(119)	-	(119)
		-	(87,088)	-	(87,088)

		BR GAAP and IFRS
		Consolidated
		01.01.09
		Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Brazilian foreign debt securities	(a)	82,297	-	-	82,297
Held for trading:
Bank deposit certificates	(b)	-	660,144	-	660,144
Other financial assets
Derivatives designated as hedge	(c)	-	68,516	-	68,516
Derivatives not designated as hedge	(c)	-	10,695	-	10,695
		82,297	739,355	-	821,652
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(136,605)	-	(136,605)
Derivatives not designated as hedge	(c)	-	(10,107)	-	(10,107)
		-	(146,712)	-	(146,712)

Page: 73

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

We present below a description of the valuation methodologies used by the Company for financial instruments measured at fair value:

(a)  Investments in financial assets in the categories of Brazilian foreign debt securities, national treasury certificates, financial treasury notes, financial investment fund and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market.

(b)  Investments in financial assets in the categories of CDB (“Bank Deposit Certificates”), and repurchase agreements backed by debentures are classified at Level 2, since the method of valuation at fair value occurs through the price quotation of similar financial instruments in non-active markets.

(c)  Derivatives are valued through existing pricing models very well accepted by financial market based on public market inputs such as interest rate forecasts, volatility factors and foreign currency rates. We classify these instruments at level 2 of the valuation hierarchy. Such instruments include swaps, NDFs and options.

The valuation model used by the Company for derivatives considers its own performance risk. Although during 2009, there has been a deterioration of the global credit market, without a full recovery, management believes that there is a low risk of non-performance as of June 30, 2010.

4.7. Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

The wholly-owned subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing Management

Page: 74

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

.

4.8. Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are linked to future cash flow and may jeopardize its liquidity. It also calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis targeting to verify possible cash flow forecast deviations. The Company established a minimum amount of cash and cash equivalents to be considered based on the average monthly turnover and EBITDA figures, among other aspects.

Derivatives transactions may demand payment of cyclical variations (deposit margins). Currently, the Company holds only BM&F operations with daily variations. The control of variations is conducted through the Value at Risk (VAR) methodology, which measures with statistical accuracy of the potential probable maximum variation to be paid on a 1 to 21-day interval, with the purpose of monitoring if the amount is within the limits established in the policy.

With regards to the investments, the Company presents conservative allocation principles focusing on liquidity, diversification (avoiding counterparty concentration) and profitability.

The Company’s also considers its refinancing risks. The current leverage profile and debt maturity schedule allow the Company to maintain a satisfactory level of refinancing risks given the credit and capital markets environment and the Company’s operating performance, given the internal targets, the majority of the Company’s financial debt is allocated in the long term. On June 30, 2010, the long term debt portion accounted for 73% of total debt, presenting an average term of higher than 3 years.

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of June 30, 2010:

Page: 75

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	06.30.10
	Book	Cash flow	Up to 6					After 5
	value	contracted	months	2011	2012	2013	2014	years
Non derivatives financial liabilities
Loans and financing	2,401,497	2,586,927	475,999	718,185	956,854	332,347	51,051	52,490
Trade accounts payable	950,066	950,066	950,066	-	-	-	-	-
Capital lease	8,757	9,472	2,580	4,166	2,116	520	45	45
Operational lease	-	141,008	22,410	36,246	31,630	24,540	15,229	10,953
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	91,480	111,538	23,784	42,405	33,170	12,178	-	-
Currency derivatives (NDF)	35,052	71,548	55,240	16,308	-	-	-	-
Currency derivatives (Options)	221	290	290	-	-	-	-	-
Not designated as hedge accounting
Derivativos cambiais ( NDF )	-	-	-	-	-	-	-	-
Currency derivatives (Future)	972	972	972	-	-	-	-	-
Interest rate derivatives	1,040	1,743	422	890	431	-	-	-
Commodities derivatives	4	4	4	-	-	-	-	-

	BR GAAP and IFRS
	Consolidated
	06.30.10
	Book	Cash flow	Up to 6					After 5
	value	contracted	months	2011	2012	2013	2014	years
Non derivatives financial liabilities
Loans and financing	6,190,716	8,001,992	1,570,896	2,611,073	2,270,801	755,937	239,556	553,728
Bonds BRF	1,371,238	2,330,691	48,978	97,957	97,957	97,957	97,957	1,889,886
Bonds Sadia	435,122	585,039	14,898	27,091	27,091	27,091	27,091	461,777
Trade accounts payable	1,813,079	1,813,079	1,813,079	-	-	-	-	-
Capital lease	8,757	9,472	2,580	4,166	2,116	520	45	45
Operational lease	-	483,030	119,537	184,921	127,844	24,546	13,091	13,091
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	91,480	111,538	23,784	42,405	33,170	12,178	-	-
Currency derivatives (NDF)	35,052	71,548	55,240	16,308	-	-	-	-
Currency derivatives (options)	221	290	290	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	781	1,502	1,502	-	-	-	-	-
Currency derivatives (Future)	972	972	972	-	-	-	-	-
Interest rate derivatives	1,042	1,743	422	890	431	-	-	-
commodities derivatives	4	4	4	-	-	-	-	-

4.9. Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

Page: 76

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to diminish the impact of a price increase of these raw materials, with the possibility of using derivative instruments or inventory management for this purpose. Currently the management of inventory levels is used exclusively as a hedging instrument.

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

On June 30, 2010 there were no open positions of commodities derivatives.

4.10.    Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the prospective and retrospective effectiveness of the hedge transaction.

Five scenarios are considered for the next twelve-month period in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The remaining scenarios are based on quoted prices from the Brazilian Central Bank as of June 30, 2010.

Page: 77

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Parity - Brazilian Reais x U.S. Dollar		1.8015	1.6214	1.3511	2.2519	2.7023
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	42,677	132,752	267,865	(182,511)	(407,698)
Options - currencies	Devaluation of R$	(538)	1,259	3,961	(538)	(538)
Export pre - payment	Devaluation of R$	12,283	104,479	242,774	(218,209)	(448,700)
Exports	Appreciation of R$	(44,213)	(147,611)	(302,716)	214,295	472,804
Net effect		10,209	90,879	211,884	(186,962)	(384,133)
Statement of income		(538)	(538)	(538)	3,966	8,470
Shareholders' equity		10,747	91,417	212,422	(190,928)	(392,602)

Parity - Brazilian Reais x Euro		2.2043	1.9839	1.6532	2.7554	3.3065
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF EUR	Devaluation of R$	19,765	39,824	69,912	(30,383)	(80,531)
Exports	Appreciation of R$	(19,765)	(39,824)	(69,912)	30,383	80,531
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-
		-	-	-	-	-
Parity - Brazilian Reais x Pound		2.6929	2.4236	2.0197	3.3661	4.0394
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF GBP	Devaluation of R$	2,876	10,820	22,736	(16,984)	(36,844)
Exports	Appreciation of R$	(2,876)	(10,820)	(22,736)	16,984	36,844
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

5.    SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

•         Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

•         Elaborated and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

•         Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

Page: 78

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

•         Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	Consolidated
	06.30.10	06.30.09
Net sales - domestic market:
In natura products	785,989	260,828
Processed products	2,992,332	1,269,008
Dairy products	1,109,618	1,053,722
Other	1,253,922	426,212
	6,141,861	3,009,770
Net sales - foreign market:
In natura products	3,599,897	1,841,297
Processed products	796,172	440,338
Dairy products	11,206	13,443
Other	29,818	1,182
	4,437,093	2,296,260
	10,578,954	5,306,030

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	Consolidated
	06.30.10	06.30.09
Operating income (loss):
Domestic market	460,424	131,280
Foreign market	102,071	(129,834)
	562,495	1,446

No customer was individually responsible for more than 5% of the total revenue earned in the year ended June 30, 2010.

Net export revenue by region is presented below:

Page: 79

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Consolidated
	06.30.10	06.30.09
Export net income per region:
Europe	860,280	448,238
Far East	971,963	519,158
Middle East	1,380,336	734,377
Eurasia (including Russia)	502,210	257,435
America / Africa / Other	722,304	337,052
	4,437,093	2,296,260

The goodwill originating from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Domestic market			Foreign market			Total

	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Goodwill due to expectation of future profitability	1,896,442	1,896,442	1,070,724	936,379	938,327	475,008	2,832,821	2,834,769	1,545,732
Trademarks	1,065,478	1,065,478	-	190,522	190,522	-	1,256,000	1,256,000	-
Patents	5,469	1,900	-	-	-	-	5,469	1,900	-
	2,967,389	2,963,820	1,070,724	1,126,901	1,128,849	475,008	4,094,290	4,092,669	1,545,732

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

6.    BUSINESS COMBINATION

As permitted by CVM Deliberation No. 610/09 and mentioned in explanatory note 1, the Company adopted the exemption pertaining to the merger opting not to re-measure the mergers that took place before January 1, 2009.

6.1. Business Combination - Sadia

On July 8, 2009, the shareholders of BRF approved in a special meeting of shareholders the merger of all 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia) based on the economic value in the amount of R$1,482,890, through the exchange of 37,637,557 new shares of common stock,

Page: 80

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

registered, in book-entry format and without par value, issued by BRF, for the issue price of thirty-nine Brazilian Reais and forty centavos (R$39.40) per share.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders, at an extraordinary shareholders’ general meeting, excluding shares indirectly owned by the Company, through the issuance of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335.5, through the issuance of 59,390,963 new common registered shares, with no par value issued by BRF, for thirty-nine Brazilian Reais and thirty-two cents (R$39.32) per share. On the date hereof, Sadia became a wholly-owned subsidiary of BRF.

The schedule below shows the assessment of the cost of acquisition determined in accordance with CVM Deliberation No. 580/09:

Number of shares exchanged on July 8, 2009	37,637,557
Number of shares exchanged on August 18, 2009	59,390,963
Total stock	97,028,520

Quoted BRF stock (lots of 1,000) on July 8, 2009	40
Cost of acquisition at fair value	3,881,141
Net assets acquired at fair value	(2,587,323)

Goodwill based on expectation of future profitability	1,293,818

The costs related to the transaction are represented by commissions, fees of counsel and auditors, among others, and amount to R$44,002, include in the results for the year ended on December 31, 2009 in the item of other operating results.

The identifiable assets acquired and liabilities assumed that were acknowledged on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

		Adjustment
	Net assets	CVM		Net assets
	acquired	Deliberation		acquired at fair
	07.08.09	No.580/09		value
Cash equivalents	1,759,726	-		1,759,726
Trade accounts receivable and other receivables	609,823	-		609,823
Inventories	1,192,981	897	(a)	1,193,878
Biological assets	465,630	-		465,630
Others	546,625	-		546,625
Total current assets	4,574,786	897		4,575,683
Long-term assets	1,421,216	1,155,771	(g)	2,576,987
Biological assets	221,449	-		221,449
Investments	14,716	-		14,716
Property, plant and equipment	4,034,701	2,057,092	(b)	6,091,793
Intangible	58,589	1,393,000	(c)	1,451,589
Total non-current assets	5,750,671	4,605,863		10,356,534
Total assets	10,325,457	4,606,760		14,932,217

Loans and financing	4,425,116	(34,530)	(d)	4,390,586
Trade accounts payable	889,313	-		889,313
Taxes and contribution	80,026	-		80,026
Dividends payable	830	-		830
Provisions	286,323	139,170	(e)	425,493
Others	391,731	-		391,731
Total current liabilities	6,073,339	104,640		6,177,979

Loans and financing	3,503,567	-		3,503,567
Provisions	337,187	630,258	(f)	967,445
Others	286,392	1,409,510	(g)	1,695,902
Total non-current liabilities	4,127,146	2,039,768		6,166,915
Shareholders’ equity	124,971	2,462,352	(h)	2,587,323
Total liabilities	10,325,457	4,606,760		14,932,217

(a)  Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$897;

(b)  Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (see note 17). The accumulated depreciation of the fair value on June 30, 2010 corresponds to approximately R$55,325 (R$32,871 on December 31, 2009);

(c)  Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% p.a. The accumulated amortization of the fair value of the

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

intangibles with definite useful life on June 30, 2010 corresponds to approximately R$56,304 (R$28,152 on December 31, 2009);

(d)  Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization on June 30, 2010 corresponds to approximately R$1,994 of expense  (R$1,332 of revenue on December 31, 2009);

(e)  Refers to the fair value of the guarantees and accommodation papers granted by Sadia and deferred revenue related to the sale of employee banking relationship realized according to the maturity dates. The accumulated realization on June 30, 2010 corresponds to approximately R$31,435 (R$19,929 on December 31, 2009);

(f)   Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On June 30, 2010, there was no balance of accumulated realization for such liabilities;

(g)  Refers to the effect of the deferred taxes on the adjustments (a) until (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)  Refers to the corresponding entry of the adjustments (a) until (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

The goodwill for tax purposes, generated in the operation, corresponds to R$3,594,467. The Management of the Company believes that the goodwill originating from that acquisition is deductible for tax purposes.

If the business combination had occurred on January 1, 2009, the Management estimates that the consolidated net revenue would be approximately R$10,366,909 and the net profit of the six month period ended on June 30, 2009 would be approximately R$18,297.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The pro forma amounts were determined considering the results generated from January 1, 2009 through June 30, 2009 deducted by the amortization of fair value amounts allocated to assets and liabilities as if they occurred on January 1, 2009.

For pro forma purposes, fair values were considered the same as calculated on the date of acquisition.

The business combination with Sadia is still being reviewed by the Administrative Council for Economic Defense (“CADE"). On July 7, 2009, the Management of the Company and of Sadia entered into a Transaction Reversibility Preservation Agreement ("APRO") for the purpose of ensuring the reversibility of the operation until the final decision to be stated by CADE, by means of actions that maintain the competition during the assessment of the competitive effects of the merger. The results of Sadia was consolidated as from the date of the merger.

The quarterly information for the six month period ended on June 30, 2010 does not reflect impacts on possible corporate reorganizations, which can only be assessed after the approval by CADE.

On June 29, 2009, the Commission of the European Communities (European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of the activities of the Companies aimed for the foreign market in the segment of in natura meat.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to carry out joint transactions pertaining to the acquisition of unprocessed bovine meat and sale of the output of unprocessed meat in general, in Brazil and abroad, and the negotiation and acquisition of inputs and services.

As disclosed in the Relevant Fact notice of June 30, 2010, the Economic Monitoring Office ( “SEAE”), of the Ministry of Finance, published the opinion that deals with the corporate transaction involving the Company and its subsidiary Sadia, and recommended to CADE that the merger should be approved with restriction, suggesting two alternatives that could be accepted by CADE or not.

In connection with the association between Sadia and the Company, there was a primary public distribution of 115,000,000 shares with a supplementary lot of 17,250,000.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

7.    CASH AND CASH EQUIVALENTS

		BR GAAP			BR GAAP and IFRS
	Average	Parent Company			Consolidated
	rate p.a. %	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Cash and bank accounts:
U.S. Dollar	-	100	-	-	49,780	46,256	-
Brazilian Reais	-	22,381	29,664	14,878	33,342	40,258	65,633
Euro	-	-	-	-	729	5,935	11,914
Others	-	-		-	1,779	1,175	898
		22,481	29,664	14,878	85,630	93,624	78,445

Highly liquid investments:
In Brazilian Reais:
Investment fund	11.11%	9,153	8,718	3,700	9,153	8,718	44,900
		9,153	8,718	3,700	9,153	8,718	44,900

In U.S. Dollar:
Interest bearing account	0.15%	9,064	19,533	8,275	248,969	497,006	409,941
Fixed term deposit	0.91%	137,857	141,923	2,735	1,174,820	1,198,662	559,738
Overnight	0.06%	20,480	23,596	-	130,643	100,230	140,431
In Euro:
Deposit account	0.33%	-	-	-	74,916	-	-
Fixed term deposit	0.49%	-	-	-	110,239	-	-
Overnight	0.25%	-	-	-	4,938	-	-
Other currencies:
Deposit account	0.88%	-	-	-	5,300	-	-
		167,401	185,052	11,010	1,749,825	1,795,898	1,110,110
		199,035	223,434	29,588	1,844,608	1,898,240	1,233,455

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

8.    MARKETABLE SECURITIES

			Average	BR GAAP			BR GAAP and IFRS
	WAMT		interest	Parent company			Consolidated
	(*)	Currency	rate p.a.%	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Available for sale:
Bank deposit certificates (a)	-	R$	10.16%	-	-	-	48,274	64,482	-
Brazilian foreign debt securities (b)	2.70	US$	10.23%	-	-	-	60,333	59,077	82,297
Brazilian financial treasury bill (d)	-	R$	8.65%	-	-	-	162,266	215,090	-
Exclusive investment funds (g)	-	US$	-	-	-	-	50,601	51,413	-
Investment funds (c)	-	R$	10.12%		-	-	102,759	151,664	-
Shares	-	R$	-	1,770	1,991	-	1,770	1,991
				1,770	1,991	-	426,003	543,717	82,297

Trading securities:
Bank deposit certificates (a)	0.62	R$	10.07%	868,152	517,487	42,010	870,038	2,154,592	660,144
Financial treasury bills (d)	4.58	R$	10.16%	423,075	100,390	-	423,075	100,390	-
				1,291,227	617,877	42,010	1,293,113	2,254,982	660,144

Held to maturity:
Credit linked notes (e)	3.54	US$	5.03%	-	-	-	180,200	174,189	-
National treasury certificates (f)	10.04	R$	12.00%	-	-	-	54,545	49,295	-
Capitalization security	0.08	R$	5.19%	27	27	263	27	27	263
				27	27	263	234,772	223,511	263
				1,293,024	619,895	42,273	1,953,888	3,022,210	742,704
Total current				1,293,024	619,895	42,118	1,385,927	2,345,529	742,549
Total non-current				-	-	155	567,961	676,681	155

(*) Weighted average maturity in years.

(a)  Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the CDI.

(b)  Brazilian foreign debt securities are denominated in Brazilian Reais and remunerated by pre- and post-fixed rates.

(c)  The foreign currency investment fund has a credit linked note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

(d)  Financial treasury bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(e)  The credit linked note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(f)   The national treasury certificates and financial treasury bills classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 20.2.

(g)  The portfolio of financial operations of exclusive fund in foreign currency is

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

shown below:

	BR GAAP and IFRS
	Consolidated
	06.30.10	12.31.09
Structured notes	48,336	48,970
Money market	2,272	1,931
Other assets	-	512
	50,608	51,413
Other accounts payable	(7)	-
	50,601	51,413

On June 30, 2010, of the total investments, R$36,070 were given as guarantees for U.S. Dollar future contracts in the Future and Commodities Exchange (“BM&F”). On December 31, 2009, guarantees amounted R$39,000.

On June 30, 2010, the maturities of the financial investments from non-current assets in the consolidated balance sheet have the following composition:

BR GAAP and IFRS
Maturities	Consolidated
2011	77,841
2012	60,983
2013	238,689
2014	116,223
2015 onwards	74,225
567,961

The Company conducted an analysis of sensitivity to foreign exchange rate (note 4.10).

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

9.    TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Current
Local third-parties	735,572	713,352	236,936	1,240,699	1,514,608	683,488
Local related parties	11,670	19,789	45,569	5,023	(282)	-
Foreign third parties	69,900	32,683	27,788	1,204,079	662,622	705,638
Foreign related parties	300,053	717,925	1,238	-	-	-
(-) Estimated losses with doubtful accounts	(17,045)	(19,013)	(3,237)	(26,431)	(36,247)	(11,080)
	1,100,150	1,464,736	308,294	2,423,370	2,140,701	1,378,046

Credit notes	34,901	33,467	26,897	47,330	33,217	48,746
	34,901	33,467	26,897	47,330	33,217	48,746
	1,135,051	1,498,203	335,191	2,470,700	2,173,918	1,426,792
Non-current
Local third-parties	43,967	32,166	6,203	44,135	42,707	29,175
Foreign third parties	479	2,894	-	12,883	3,688	2,853
(-) Adjustment to present value	(992)	(1,155)	-	(992)	(1,155)	(347)
(-) Estimated losses with doubtful accounts	(28,713)	(23,418)	(2,874)	(41,285)	(32,432)	(20,103)
	14,741	10,487	3,329	14,741	12,808	11,578

Credit notes	77,058	92,620	16,157	77,058	92,620	54,889
	77,058	92,620	16,157	77,058	92,620	54,889
	91,799	103,107	19,486	91,799	105,428	66,467

The rollforward of estimated losses from doubtful accounts are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Beginning balance	42,431	6,111	68,679	31,183
Exchange variation	239	(623)	223	(651)
Provision	6,530	23,442	9,951	38,714
Increase (business combination)	-	-	-	17,011
Increase (takeover)	3,183	24,116	-	-
Reversal	(678)	(3,321)	(5,109)	(7,883)
Write-off	(5,947)	(7,294)	(6,028)	(9,695)
Ending balance	45,758	42,431	67,716	68,679

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

The breakdown of accounts receivable aging list is as follows:

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Amounts falling due	1,085,151	1,467,674	260,790	2,230,196	2,002,421	963,387
Overdue:
From 01 to 60 days	27,456	9,269	34,632	196,168	137,940	288,171
From 61 to 120 days	3,176	1,761	12,255	7,188	11,895	116,925
From 121 to 180 days	3,031	1,512	3,290	8,431	7,861	19,129
From 181 to 360 days	4,339	3,533	564	13,546	16,831	5,356
Above 360 days	38,488	35,060	6,203	51,290	46,395	28,186
(-) Adjustment to present value	(992)	(1,155)	-	(992)	(1,155)	(347)
(-) Estimated losses with doubtful accounts	(45,758)	(42,431)	(6,111)	(67,716)	(68,679)	(31,183)
	1,114,891	1,475,223	311,623	2,438,111	2,153,509	1,389,624

10. INVENTORIES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Finished goods	504,488	575,190	96,397	1,224,006	1,376,002	935,553
Goods for resale	1,515	2,834	-	18,396	15,991	2,317
Work in process	51,361	55,804	16,451	83,798	120,432	41,082
Raw materials	101,478	145,496	32,144	426,213	496,831	116,457
Packging materials	36,203	34,711	13,300	85,360	90,359	51,817
Secondary materials	56,413	64,812	29,430	57,300	56,098	76,767
Warehouse	67,121	62,207	18,713	106,650	121,374	85,457
Goods in transit	882	3,568	-	9,595	11,356	-
Imports in transit	14,111	13,655	210	16,746	19,454	15,872
Advances to suppliers	2,032	2,026	5,668	41,376	37,679	7,821
(-) Provision for adjustment to market value	(19,403)	(35,448)	(4,865)	(37,476)	(68,955)	(35,254)
(-) Provision for inventory losses deteriorated	(5,536)	(4,545)	(239)	(25,814)	(17,746)	(10,323)
(-) Provision for obsolescence	(725)	(512)	(1,405)	(3,515)	(3,378)	(2,195)
	809,940	919,798	205,804	2,002,635	2,255,497	1,285,371

The amount of the write-offs of inventories recognized in the cost of sales on for the six month period ended on June 30, 2010 totaled R$4,252,954 at the parent company and R$8,103,982 in the consolidated quarterly information (on June 30, 2009 R$3,267,482 at the parent company and R$4,323,684 in the consolidated quarterly information), whereas this amount involves the additions and reversals of inventory reductions to net realizable value presented in the table below:

	BR GAAP
	Parent company
	01.01.09	Additions	Reversals	Write-offs	12.31.09
Provision for inventory losses (a)	(4,865)	(30,583)	-	-	(35,448)
Provision for inventory losses deteriorated	(239)	(7,703)	3,333	64	(4,545)
Provision for obsolescence	(1,405)	(2,536)	-	3,429	(512)
	(6,509)	(40,822)	3,333	3,493	(40,505)

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	12.31.09	Additions	Reversals	Write-offs	06.30.10
Provision for inventory losses (a)	(35,448)	(12,000)	28,045	-	(19,403)
Provision for inventory losses deteriorated	(4,545)	(4,038)	2,857	190	(5,536)
Provision for obsolescence	(512)	(410)	-	197	(725)
	(40,505)	(16,448)	30,902	387	(25,664)

	BR GAAP and IFRS
	Consolidated
		Business				Exchange
	01.01.09	combination	Additions	Reversals	Write-offs	rate variation	12.31.09
Provision for inventory losses (a)	(35,254)	(10,264)	(28,056)	250	-	4,369	(68,955)
Provision for inventory losses deteriorated	(10,323)	(3,196)	(22,341)	5,883	12,231	-	(17,746)
Provision for obsolescence	(2,195)	(3,004)	(2,853)	453	4,221	-	(3,378)
	(47,772)	(16,464)	(53,250)	6,586	16,452	4,369	(90,079)

	BR GAAP and IFRS
	Consolidated
					Exchange
	12.31.09	Additions	Reversals	Write-offs	rate variation	06.30.10
Provision for inventory losses (a)	(68,955)	(23,358)	38,186	15,553	1,098	(37,476)
Provision for inventory losses deteriorated	(17,746)	(14,668)	6,410	190	-	(25,814)
Provision for obsolescence	(3,378)	(507)	173	197	-	(3,515)
	(90,079)	(38,533)	44,769	15,940	1,098	(66,805)

(a) Reversals occurred on account of the recovery of the sale price of inventories.

Additionally, on June 30, 2010 there were write-offs of inventories in the amount of R$10,837 at the parent company and R$12,379 in the consolidated quarterly information (on June 30, 2009, R$6,841 at the parent company and R$7,321 in the consolidated quarterly information), recorded under selling expenses referring to deteriorated items.

Management expects inventories to be recovered in a period of less than 12 months.

11. BIOLOGICAL ASSETS

The group of biological assets of the Company is composed of living animals separated by the categories: poultry, pork and bovine. These animals were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products, while they do not reach the weight adequate for slaughtering, they are

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

considered to be immature. The processes of slaughtering and production occur in sequence over a very short time period, and so only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup of production (matrixes) are those that have the function of producing other biological assets; while they do not reach the age of reproduction they are classified as immature, and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. At first, the rate of discount used was the weighted average cost of capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, by means of a mathematical model of average return on assets (“WARA”), as follows:

	12.31.09	01.01.09
Cost of nominal owners' equity	11.54	12.37
Projected inflation rate USA	1.99	2.27
Cost of actual owners' equity	9.37	9.88
Actual WACC	6.94	6.83
WARA discount rate:
Animals for slaughter	5.75	6.10
Animals for production	7.30	6.70

In the opinion of the Management, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by a report of appraisal of fair value prepared by an independent specialist, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the measurement of biological assets at formation cost.

During the first quarter Management has not identified any events that could have changed business conditions, therefore, the appraisal report issued for December 31, 2009, was not updated.

The quantities and the accounting balances per category of biological asset are presented below:

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FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	06.30.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	92,851	155,609	82,260	168,838	19,796	28,367
Immature pork	1,811	211,496	1,818	218,928	616	50,562
Immature beef	21	23,256	14	14,038	2	1,827
Total current	94,683	390,361	84,092	401,804	20,414	80,756

Production biological assets:
Immature poultry	3,651	39,442	3,378	44,526	839	10,962
Mature poultry	5,109	55,520	4,398	54,301	1,252	15,044
Mature pork	147	55,252	152	54,627	38	3,844
Total non-current	8,907	150,214	7,928	153,454	2,129	29,850
	103,590	540,575	92,020	555,258	22,543	110,606

	BR GAAP and IFRS
	Consolidated
	06.30.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	182,747	353,256	166,872	352,609	88,827	202,555
Mature poultry	668	1,922	1,012	4,101	-	-
Immature pork	3,678	472,143	3,960	493,592	1,413	222,992
Mature pork	2	470	5	1,187	-	-
Immature beef	21	23,255	14	14,038	2	1,827
Total current	187,116	851,046	171,863	865,527	90,242	427,374

Production biological assets:
Immature poultry	7,224	91,154	7,275	99,035	3,707	49,699
Mature poultry	11,877	140,299	11,260	130,908	5,094	61,062
Immature pork	164	23,186	173	26,306	-	-
Mature pork	369	120,845	381	134,943	144	48,085
Total non-current	19,634	375,484	19,089	391,192	8,945	158,846
	206,750	1,226,530	190,952	1,256,719	99,187	586,220

The rollforward of biological assets for the fiscal year ended on January 1, 2009 and for the six month period ended June 30, 2010 are presented below:

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	28,367	50,562	1,827	80,756	26,006	3,844	29,850
Increase by acquisition	43,176	308,229	28,320	379,725	11,322	73,029	84,351
Increase by reproduction	388,762	121,676	-	510,438	225,668	-	225,668
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1,485,344	512,152	-	1,997,496	(33,473)	-	(33,473)
Transfer between current and non-current assets	130,695	22,247	-	152,942	(130,696)	(22,246)	(152,942)
Reduction due to slaughtering	(1,907,506)	(795,938)	(16,109)	(2,719,553)	-	-	-
Balance as of 12.31.09	168,838	218,928	14,038	401,804	98,827	54,627	153,454
Increase by acquisition	24,398	169,259	23,793	217,450	7,136	16,683	23,819
Increase by reproduction	201,896	18,311	-	220,207	60,523	-	60,523
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	711,937	234,586	-	946,523	(10,906)	-	(10,906)
Transfer between current and non-current assets	60,618	16,058	-	76,676	(60,618)	(16,058)	(76,676)
Reduction due to slaughtering	(1,012,078)	(445,646)	(14,575)	(1,472,299)	-	-	-
Balance as of 06.30.10	155,609	211,496	23,256	390,361	94,962	55,252	150,214

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	202,555	222,992	1,827	427,374	110,761	48,085	158,846
Business combination	205,346	298,068	-	503,414	111,289	109,008	220,297
Increase by acquisition	46,821	358,362	28,320	433,503	22,122	34,292	56,414
Increase by reproduction	621,724	300,414	-	922,138	236,419	20,439	256,858
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	2,732,448	834,240	-	3,566,688	(71,892)	(15,170)	(87,062)
Transfer between current and non-current assets	178,754	35,405	-	214,159	(178,756)	(35,405)	(214,161)
Reduction due to slaughtering	(3,630,938)	(1,554,702)	(16,109)	(5,201,749)	-	-	-
Balance as of 12.31.09	356,710	494,779	14,038	865,527	229,943	161,249	391,192
Increase by acquisition	46,738	169,259	23,793	239,790	14,333	17,749	32,082
Increase by reproduction	1,310,477	541,412	-	1,851,889	129,968	19,683	149,651
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	700,285	234,586	-	934,871	(10,906)	-	(10,906)
Transfer between current and non-current assets	122,938	45,727	-	168,665	(122,938)	(45,728)	(168,666)
Reduction due to slaughtering	(2,181,970)	(1,013,150)	(14,576)	(3,209,696)	(8,947)	(8,922)	(17,869)
Balance as of 06.30.10	355,178	472,613	23,255	851,046	231,453	144,031	375,484

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets of (non-current) production occur when there is the expectation that the production plan cannot be met with its own assets and, as a rule, this is the acquisition of immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from assets of production.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

12. ASSETS HELD FOR SALE

The Board of Directors of the Company, on February 19, 2010, approved a plan of disposal of assets that were not being used in the operations.

The balances rollforward are presented below:

	BR GAAP
	Parent company
		Transfers of			Transfers of
		property, plant			property, plant
	01.01.09	and equipments	Write-offs	12.31.09	and equipments	Write-offs	06.30.10
Land	813	780	(1,150)	443	5,204	(5,450)	197
Buildings and improvements	21	436	(441)	16	3,163	(2,685)	494
Machinery and equipment	1,407	385	(427)	1,365	2,744	(3,755)	354
Others	-	179	-	179	311	(451)	39
	2,241	1,780	(2,018)	2,003	11,422	(12,341)	1,084

	BR GAAP and IFRS
	Consolidated
		Transfers of				Transfers of
		property, plant	Business			property, plant
	01.01.09	and equipments	combination	Write-offs	12.31.09	and equipments	Write-offs	06.30.10
Land	813	780	348	(1,150)	791	5,204	-	5,995
Buildings and improvements	28	436	44,487	(448)	44,503	3,163	-	47,666
Machinery and equipment	4,813	385	1,053	(3,833)	2,418	2,956	(889)	4,485
Others	116	179	-	(116)	179	311	-	490
	5,770	1,780	45,888	(5,547)	47,891	11,634	(889)	58,636

The balance is substantially represented by the houses built in the city of Lucas do Rio Verde, in the State of Mato Grosso.

13. RECOVERABLE TAXES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
ICMS	245,869	167,899	92,110	634,818	600,734	225,163
Income and social contribution taxes	181,941	168,675	62,325	204,463	208,738	148,500
PIS/COFINS	453,591	386,332	315,100	617,449	623,037	358,990
Import duty	95	-	-	12,565	11,867	25,043
IPI	3,567	3,455	3,062	47,171	47,174	5,617
Other	831	836	-	3,340	7,620	1,930
(-) Provision for losses	(22,014)	(39,085)	(24,345)	(81,482)	(100,505)	(41,416)
	863,880	688,112	448,252	1,438,324	1,398,665	723,827

Total current	404,999	256,994	337,231	802,049	745,591	576,337
Total non-current	458,881	431,118	111,021	636,275	653,074	147,490

The rollforward of provisions are presented below:

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
		Merger of			Merger of
	01.01.09	company	Reversals	12.31.09	company	Reversals	Write-offs	06.30.10
Provision for ICMS loss	(22,014)	-	-	(22,014)	-	-	-	(22,014)
Provision for IR/CS loss	-	(17,071)	-	(17,071)	-	11,897	5,174	-
Provision for PIS/COFINS loss	-	-	-	-	(4,744)	4,744	-	-
Provision for IPI loss	(2,331)	-	2,331	-	-		-	-
	(24,345)	(17,071)	2,331	(39,085)	(4,744)	16,641	5,174	(22,014)

	BR GAAP and IFRS
	Consolidated
		Business
	01.01.09	combination	Additions	Reversals	12.31.09	Additions	Reversals	Write-offs	06.30.10
Provision for ICMS loss	(22,014)	(39,449)	(10,847)	2,285	(70,025)	(2,792)	-	-	(72,817)
Provision for IR/CS loss	(17,071)	(1,541)	-	-	(18,612)	-	11,897	5,174	(1,541)
Provision for PIS/COFINS loss	-	(2,567)	(4,744)	-	(7,311)	-	4,744	-	(2,567)
Provision for IPI loss	(2,331)	(2,426)	(2,131)	2,331	(4,557)	-	-	-	(4,557)
	(41,416)	(45,983)	(17,722)	4,616	(100,505)	(2,792)	16,641	5,174	(81,482)

13.1.    ICMS – Value-added Tax

Due to its export activity, domestic sales and investments in fixed assets are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the states of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

13.2.    Income tax and social contribution

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

13.3.    PIS and COFINS

PIS (“Contribution to the Social Integration Program”) and COFINS (“Contribution for Funding of Social Welfare Programs”) basically originate from credits on purchases of raw materials used in the production of exported products or of products whose sale is taxed at the zero rate, such as those of UHT and pasteurized milk and sales to the Manaus Trade Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

For the accumulated PIS and COFINS credits, the Company adopts the procedure

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FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

of legal action aimed at accelerating the analysis process of applications for repayment of these contributions already filed, which are under supervision for the release of new amounts.

The management has been conducting studies for the development of plans that allow the use of the other credits in the operations and there is no expectation of losses in their recovery.

14. INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Assets:
Tax losses carryforwards (corporate income tax)	201,783	129,130	105,664	631,515	568,651	206,952
Negative calculation basis (social contribution on net profits)	75,445	48,272	38,081	235,476	211,194	74,032
Temporary differences:
Provisions for contingencies	57,115	49,292	36,990	133,292	90,484	64,222
Provision for doubtful accounts	3,141	3,219	5,235	7,999	9,144	6,899
Provision for attorney's fees	4,873	4,608	2,882	8,145	9,804	3,390
Provision for property, plant and equipment losses	2,416	2,416	-	7,002	7,027	-
Provision for tax credits realization	7,485	7,485	8,268	39,752	53,963	8,268
Provision for other obligations	10,039	17,609	1,537	27,115	17,609	1,537
Employees' profit sharing	13,451	640	3,522	14,501	17,407	4,930
Provision for inventories	8,726	13,771	1,921	8,976	15,374	10,029
Employees' benefits plan	39,294	36,027	28,637	90,769	72,234	28,637
Amortization of fair value of business combination	7,363	8,440	10,636	11,986	14,480	10,636
Business combination - Sadia	-	-	-	1,139,214	1,148,995	-
Provision for contractual indemnity	-	-	-	150	3,552	17,275
Unrealized losses on derivatives	4,009	-	-	4,009	-	17,308
Unrealized losses on inventories	-	-	-	3,700	4,765	13,912
Adjustments relating to the transition tax regime	97,945	98,438	8,739	114,913	167,671	79,262
Provision for losses	5,442	5,209	-	5,442	5,209	-
Other temporary differences	7,176	3,363	1,078	13,250	8,849	3,545
	545,703	427,919	253,190	2,497,206	2,426,412	550,834
Liabilities:
Temporary differences:
Revaluation reserve	2,014	3,204	-	2,014	3,205	-
Depreciation on rural activities	490	517	44,889	89,254	94,206	64,163
Provision for interest - Law nº 12.249 article 25	-	-	-	5,773	-	-
Adjustments relating to the transition tax regime	185,521	119,952	933	280,797	185,943	4,365
Business combination - Sadia	-	-	-	1,146,140	1,164,477	-
Unrealized gains on derivatives	9,913	7,564	3,360	9,913	7,565	3,360
Other temporary differences	-	-	1,325	3,226	1,029	1,434
	197,938	131,237	50,507	1,537,117	1,456,425	73,322

14.2.    Estimated time of realization:

Deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

The deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP e IFRS
	Parent company	Consolidated
Year	Value	Value
2010	18,050	37,220
2011	36,795	70,907
2012	37,576	81,069
2013	38,406	95,822
2014	39,301	106,785
2015	107,100	475,188
	277,228	866,991

In assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

14.3.    Income and social contribution taxes reconciliation:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Income (loss) before taxes and participations	160,273	(64,464)	262,247	68,694
Nominal tax rate	34.0%	34.0%	34.0%	34.0%
	(54,493)	21,918	(89,164)	(23,356)
Tax (expense) benefit at nominal rate
Adjustment of taxes and contributions on:
Equity pick-up	139,575	(48,662)	284	-
Exchange rate variation on foreign investments	(39,053)	(27,581)	(20,765)	(53,647)
Difference of tax rates on foreign earnings from subsidiaries	-	-	54,825	20,200
Interest on shareholders' equity	18,088	-	18,088	-
Profit sharing	(1,544)	(1,220)	(1,874)	(1,232)
Donations	(209)	(135)	(210)	(202)
Penalties	(177)	(1,508)	(180)	(1,588)
Other adjustments	10,110	37,688	8,141	(92,590)
	72,297	(19,500)	(30,855)	(152,415)

Current income tax	2,728	(18,232)	(28,483)	(20,924)
Deferred income tax	69,569	(1,268)	(2,372)	(131,491)

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.10	06.30.09
Pre-tax book income from foreign subsidiaries	73,186	57,465
Current income taxes benefit (expense) of subsidiaries abroad	(7,424)	662
Deferred income taxes benefit (expense) of subsidiaries abroad	(461)	-

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$905,525 as of June 30, 2010 (R$898,168 as of December 31, 2009).

As a result of the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, the Company recorded a loss of R$132,036 related to deferred tax assets (associated to tax losses carryforward and negative base of social contribution).

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

15.  JUDICIAL DEPOSITS

These represent restricted assets of the Company and are restricted to sums deposited and held in escrow pending deliberation of the disputes to which they are related.

The rollforward of the judicial deposits are represented below:

	BR GAAP
	Parent company
		Merger of
	01.01.09	company	Additions	Reversals	Write-offs	12.31.09
Tax	8,096	2,588	505	(54)	-	11,135
Labor	13,354	23,973	18,861	(5,980)	(10,543)	39,665
Civil, commercial and others	4,843	1,057	4,621	-	-	10,521
	26,293	27,618	23,987	(6,034)	(10,543)	61,321

	BR GAAP
	Parent company
		Merger of
	12.31.09	company	Additions	Reversals	Write-offs	06.30.10
Tax	11,135	92	6,908	(50)	-	18,085
Labor	39,665	747	11,082	(8,139)	(3,034)	40,321
Civil, commercial and others	10,521	-	6,558	(192)	(6)	16,881
	61,321	839	24,548	(8,381)	(3,040)	75,287

The variation of the balance in the year 2009 occurred due to the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, while the increase in the year 2010 was mainly due to the regularization of the balance of labor contingencies of Eleva Alimentos S.A.

	BR GAAP and IFRS
	Consolidated
		Business				Exchange
	01.01.09	combination	Additions	Reversals	Write-offs	rate variation	12.31.09
Tax	12,542	51,427	3,986	(1,887)	(13,030)	-	53,038
Labor	36,208	20,085	31,940	(7,979)	(11,955)	-	68,299
Civil, commercial and others	7,343	2,523	5,297	-	(195)	(420)	14,548
	56,093	74,035	41,223	(9,866)	(25,180)	(420)	135,885

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
					Exchange
	12.31.09	Additions	Reversals	Write-offs	rate variation	06.30.10
Tax	53,038	21,132	(3,592)	-	-	70,578
Labor	68,299	19,662	(11,155)	(3,035)	-	73,771
Civil, commercial and others	14,548	8,258	(1,193)	(508)	(13)	21,092
	135,885	49,052	(15,940)	(3,543)	(13)	165,441

The increase of the balance of the year 2009 results from the business combination with Sadia.

16.  INVESTMENTS

16.1.    Investment breakdown

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Investment in subsidiaries	4,567,386	5,356,237	2,708,068	12,970	16,138	-
Fair value of acquired assets, net	2,418,908	2,435,517	-	-	-	-
Goodwill based on the expectation of future profitability	1,293,818	1,293,818	-	-	-	-
Advance for future capital increase	-	20,577	-	-	-	-
Other investments	834	834	577	1,026	1,062	1,028
	8,280,946	9,106,983	2,708,645	13,996	17,200	1,028

16.2.    Movement of the direct investments – Parent Company

	PSA Labor. Veter.Ltda.	PDF Participações Ltda.	Perdigão Trading S.A.	UP! Alimentos Ltda.	HFF Participações S.A.	Sadia S.A.	Avipal Nordeste S.A.	VIP S.A. Empr. E Particip. Imob.
a) Capital share June 30, 2010
% of share	88.00%	1.00%	100.00%	50.00%	-	100.00%	-	100.00%
Total number of shares and membership interests:	5,363,850	1,000	100,000	1,000	-	683,000,000	-	10,177,028
Number of shares and membership interest held:	4,720,188	10	100,000	500	-	683,000,000	-	10,177,028
b) Information of controlling companies on June 30, 2010
Capital stock	5,464	1	100	1	-	4,973,817	-	26,235
Shareholders' equity	10,501	1	1,821	3,603	-	3,745,544	-	35,143
Result of the period	967	-	651	3,602	-	237,258	-	8,293

c) Balance of investments on June 30, 2010
Balance of the investment in the beginning of the year	407	-	1,170	4,003	233,357	6,154,594	1,767,156	23,830
Equity method	223	-	651	1,801	31,251	236,587	18,695	8,293
Unrealized profit in inventory	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	1,413	-	-
Exchange rate variation	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	(19,760)	-	-
Capital increase	8,610	-	-	-	-	713,816	-	3,020
Business combination	-	-	-	-	-	(16,609)	-	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	-	-
Dividends and interest on the shareholders’ equity	-	-	-	(4,003)	-	-	-	-
Net assets merged spin-off	-	-	-	-	-	-	-	-
Merger	-	-	-	-	(264,608)	250,476	(1,785,851)	-
Balance of investments on June 30, 2010	9,240	-	1,821	1,801	-	7,320,517	-	35,143

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FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

						Total
	Avipal Centro-Oeste S.A.	Avipal Construtora S.A.	Establec. Levino Zaccardy	Crossban Holdings GMBH	Perdigão Export Ltd.	06.30.10	12.31.09	01.01.09
a) Capital share June 30, 2010
% of share	100.00%	100.00%	90.00%	100.00%	100.00%	-	-	-
Total number of shares and membership interests:	6,963,854	445,362	100	1	1	-	-	-
Number of shares and membership interest held:	6,963,854	445,362	90	1	1	-	-	-
b) Information of controlling companies on June 30, 2010
Capital stock	5,972	445	917	4,182	18	-	-	-
Shareholders' equity	263	50	294	915,600	-	-	-	-
Result of the period	2	1	33	128,228	-	-	-	-

c) Balance of investments on June 30, 2010
Balance of the investment in the beginning of the year	261	49	234	900,511	-	9,085,572	2,708,068	1,831,067
Equity method	2	1	(298)	130,306	-	427,512	256,273	215,029
Unrealized profit in inventory	-	-	-	(390)	-	(390)	24,266	(27,008)
Treasury shares	-	-	-	-	-	1,413	(26,772)	-
Exchange rate variation	-	-	1	(114,777)	-	(114,776)	(162,068)	-
Other comprehensive income	-	-	-	(4,310)	-	(24,070)	(76)	(33,607)
Capital increase	-	-	-	-	-	725,446	3,987,366	-
Business combination	-	-	-	-	-	(16,609)	3,729,335	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	1,200,108	3,597
Dividends and interest on the shareholders’ equity	-	-	-	-	-	(4,003)	(48,569)	-
Net assets merged spin-off	-	-	-	-	-	-	-	(38)
Merger	-	-	-	-		(1,799,983)	(2,582,359)	719,028
Balance of investments on June 30, 2010	263	50	(63)	911,340	-	8,280,112	9,085,572	2,708,068

The amounts of the losses resulting from foreign-exchange variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$60,995 on June 30, 2010 (R$157,786 on June 30, 2009), are recognized in the revenues or financial expenses in the statement of income (note 33). The exchange rate variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity evaluation adjustments, in the subgroup of shareholders’ equity.

16.3.    Investments in affiliated companies

	UP!			K&S
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09
Current assets	14,477	16,295	20,972	17,898	20,278
Non-current assets	-	-	211	13,876	13,798
Current liabilities	(10,874)	(8,286)	(10,271)	(8,979)	(9,312)
Net assets	3,603	8,009	10,912	22,795	24,764

		UP!		K&S
		06.30.10	06.30.09	06.30.10	06.30.09
Net revenues		55,013	45,988	32,879	-
Net income		3,602	1,693	(1,969)	-

On June 30, 2009, the Company and Unilever Brasil, members of UP! Alimentos Ltda, entered into an amendment to the shareholders’ agreement valid as from July

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

1, 2009. The members decided to change certain rules of governance of the corporation, thereby conferring on Unilever Brasil certain additional rights and obligations. Therefore, in spite of the maintenance of a share of 50% in UP!, the Company failed to share the control in the investee and, in consequence, started to measure the investment using the equity method, thereby abandoning the practice of proportional consolidation. The consolidated balances presented in the fiscal year ended on January 1, 2009 include the balances of the investee.

K&S Alimentos S.A. results from a joint venture between the subsidiary Sadia and Kraft Foods Brasil and, therefore, became an indirect subsidiary of the Company as from July 8, 2009. For this reason, no comparative balance was presented on January 1, 2009.

17.  PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment rollforward is presented below:

	BR GAAP
	Parent company
	Rate						Transfer to
	p.a. %	01.01.09	Acquisitions	Write-offs	Merger (*)	Transfers	held for sale	12.31.09
Cost
Land		-	6	(7,033)	117,024	1,039	(780)	157,516
Buildings and improvements		305,581	3,187	(54,852)	1,050,772	171,113	(929)	1,474,872
Machinery and equipment		574,061	17,505	(98,401)	1,400,731	233,850	(964)	2,126,782
Facilities		89,873	866	(22,980)	145,362	27,666	-	240,787
Furniture		12,383	228	(2,362)	25,540	4,752	(71)	40,470
Vehicles and aircrafts		6,716	485	(2,565)	14,069	1,092	(66)	19,731
Others		5,320	189	(109)	58,310	22,802	-	86,512
Construction in progress		95,068	337,235	(218)	141,965	(326,364)	-	247,686
Advances to suppliers		24,346	110,358	-	7,378	(138,717)	-	3,365
		1,113,348	470,059	(188,520)	2,961,151	(2,767)	(2,810)	4,397,721

Depreciation
Buildings and improvements	3.45	(143,774)	(32,838)	13,718	(263,934)	(9,311)	493	(435,646)
Machinery and equipment	6.33	(358,016)	(50,958)	51,546	(580,845)	613	495	(937,165)
Facilities	3.57	(41,658)	(4,840)	7,084	(55,343)	10,825	-	(83,932)
Furniture	6.25	(6,641)	(1,359)	1,348	(11,018)	(213)	24	(17,859)
Vehicles and aircrafts	14.29	(5,967)	(788)	1,204	(5,840)	726	18	(10,647)
Others	3.00	(2,609)	(3,492)	106	(11,731)	(3,561)	-	(21,287)
		(558,665)	(94,275)	75,006	(928,711)	(921)	1,030	(1,506,536)
		554,683	375,784	(113,514)	2,032,440	(3,688)	(1,780)	2,891,185

(*) Merger of Perdigão Agroindustrial on March 9, 2009.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	Rate						Transfer to
	p.a. %	12.31.09	Acquisitions	Write-offs	Merger (*)	Transfers	held for sale	06.30.10
Cost
Land		157,516	-	(1,165)	1,367	388	(5,204)	152,902
Buildings and improvements		1,474,872	82	(7,736)	42,829	93,065	(8,192)	1,594,920
Machinery and equipment		2,126,782	5,142	(18,132)	48,349	131,049	(8,710)	2,284,480
Facilities		240,787	21	(2,102)	4,423	43,454	(1,002)	285,581
Furniture		40,470	229	(755)	2,462	1,522	(315)	43,613
Vehicles and aircrafts		19,731	163	(1,885)	445	888	(12)	19,330
Others		86,512	258	(1,274)	2,567	8,673	-	96,736
Construction in progress		247,686	165,476	(7,895)	417	(282,571)	-	123,113
Advances to suppliers		3,365	806	-	58	-	-	4,229
		4,397,721	172,177	(40,944)	102,917	(3,532)	(23,435)	4,604,904

Depreciation
Buildings and improvements	3.45	(435,646)	(22,695)	1,184	(10,293)	(1,494)	5,029	(463,915)
Machinery and equipment	6.32	(937,165)	(46,094)	16,970	(15,998)	(1,675)	5,966	(977,996)
Facilities	3.57	(83,932)	(4,482)	644	(797)	124	743	(87,700)
Furniture	6.25	(17,859)	(1,118)	599	(728)	(58)	263	(18,901)
Vehicles and aircrafts	14.29	(10,647)	(3,174)	1,443	(255)	2,414	12	(10,207)
Others	3.00	(21,287)	(3,176)	1,473	(137)	(7)	-	(23,134)
		(1,506,536)	(80,739)	22,313	(28,208)	(696)	12,013	(1,581,853)
		2,891,185	91,438	(18,631)	74,709	(4,228)	(11,422)	3,023,051

(*) Merger of Avipal Nordeste S.A. on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
	Rate				Business		Transfer to	Exchange
	p.a.%	01.01.09	Acquisitions	Write-offs	combination	Transfers	held for sale	rate variation	12.31.09
Cost
Land		166,866	36	(7,084)	514,425	1,191	(780)	(158)	674,496
Buildings and improvements		1,404,537	8,822	(55,054)	2,780,204	252,171	(929)	(7,845)	4,381,906
Machinery and equipment		2,091,183	39,959	(116,726)	2,632,180	440,344	(964)	(17,371)	5,068,605
Facilities		242,179	2,831	(193,092)	1,076,974	115,044	-	(9,458)	1,234,478
Furniture		47,348	1,407	(5,577)	28,199	9,615	(71)	(2,371)	78,550
Vehicles and aircrafts		22,092	913	(3,522)	13,396	952	(66)	(836)	32,929
Others		62,425	4,952	(3,764)	56,267	27,210	-	(205)	146,885
Construction in progress		250,489	472,337	(218)	475,659	(769,730)	-	(3,753)	424,784
Advances to suppliers		30,470	113,217	(17,715)	37,446	(137,985)	-	(751)	24,682
		4,317,589	644,474	(402,752)	7,614,750	(61,188)	(2,810)	(42,748)	12,067,315

Depreciation
Buildings and improvements	2.95	(428,909)	(49,340)	19,242	(487,623)	(12,562)	493	5,053	(953,646)
Machinery and equipment	5.20	(994,094)	(56,794)	55,827	(865,008)	(2,127)	495	12,464	(1,849,237)
Facilities	3.39	(96,682)	3,473	14,891	(253,968)	19,187	-	(2,308)	(315,407)
Furniture	5.43	(24,785)	(3,707)	3,804	(15,001)	(603)	24	1,602	(38,666)
Vehicles and aircrafts	14.57	(12,203)	(1,627)	1,848	(6,483)	915	18	270	(17,262)
Others	1.83	(13,124)	(4,934)	1,605	(4,940)	2,482	-	-	(18,911)
		(1,569,797)	(112,929)	97,217	(1,633,023)	7,292	1,030	17,081	(3,193,129)
		2,747,792	531,545	(305,535)	5,981,727	(53,896)	(1,780)	(25,667)	8,874,186

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
	Rate					Transfer to	Exchange
	p.a.%	12.31.09	Acquisitions	Write-offs	Transfers	held for sale	rate variation	06.30.10
Cost
Land		674,496	-	(1,605)	8,241	(5,204)	(71)	675,857
Buildings and improvements		4,381,906	2,898	(14,829)	119,610	(8,192)	(1,322)	4,480,071
Machinery and equipment		5,068,605	9,973	(47,252)	163,557	(9,066)	(5,272)	5,180,545
Facilities		1,234,478	1,253	(4,709)	48,497	(1,002)	(37)	1,278,480
Furniture		78,550	612	(2,060)	2,012	(315)	(757)	78,042
Vehicles and aircrafts		32,929	175	(5,098)	928	(12)	1,085	30,007
Others		146,885	4,074	(1,306)	8,736	-	25	158,414
Construction in progress		424,784	211,675	(8,425)	(356,650)	-	(717)	270,667
Advances to suppliers		24,682	5,465	(4,249)	(107)	-	-	25,791
		12,067,315	236,125	(89,533)	(5,176)	(23,791)	(7,066)	12,177,874

Depreciation
Buildings and improvements	3.19	(953,646)	(62,853)	3,988	(1,494)	5,029	1,259	(1,007,717)
Machinery and equipment	7.27	(1,849,237)	(84,764)	42,367	6,257	6,110	3,855	(1,875,412)
Facilities	4.98	(315,407)	(16,627)	2,017	289	743	28	(328,957)
Furniture	7.83	(38,666)	(2,699)	1,537	8	263	599	(38,958)
Vehicles and aircrafts	18.29	(17,262)	(3,944)	2,358	2,305	12	241	(16,290)
Others	1.77	(18,911)	(3,457)	1,065	(6,852)	-	-	(28,155)
		(3,193,129)	(174,344)	53,332	513	12,157	5,982	(3,295,489)
		8,874,186	61,781	(36,201)	(4,663)	(11,634)	(1,084)	8,882,385

The fixed assets additions and construction in progress are mainly represented by: (i) expansion of the Três de Maio powder milk plant (R$60,645); (ii) construction of a cold storage in Teutônia dairy plant (R$2,931); (iii) expansion of capacity of poultry slaughtering in Serafina Correa and Carambei plants (R$11,961); (iv) expenses related to construction of the agroindustrial complex in Bom Conselho (R$7,647); (v) improvements in the distribution center of Rio Verde (R$3,576); and (vi) in the wholly-subsidiary Sadia, the construction in progress totalized (R$147,777) and is represented by expansion projects and optimization of industrial plants, mainly in Lucas do Rio Verde and Vitória do Santo Antão plants (R$105,542).

The disposals refer primarily to: (i) (R$13,152) disposal of Romania plant; (ii) disposal of Ivoti unit (R$2,551); and (iii) disposal of the distribution center in Vitoria, (R$1,000).

During the six month period ended on June 30, 2010, the Company capitalized interests in the approximately amount of R$9,647 (R$8,128 in June 30, 2009). The interest rate utilized to determine the amount to be capitalized was 5.73%.

At December 31, 2009, as required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets as of January 1, 2009.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The financial statement of the first semester of 2009 does not includes this adjust, if the change were retroactive, the depreciation expense should be decreased in approximately in R$48,880.

18. INTANGIBLE ASSETS

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Rate		Accumulated
	p.a.%	Cost	amortization	06.30.10	12.31.09	01.01.09
Software	20.00	35,258	(9,347)	25,911	11,445	10,663
Patents	-	3,098	-	3,098	-	-
Goodwill	-	1,520,488	-	1,520,488	1,520,488	1,453,713
		1,558,844	(9,347)	1,549,497	1,531,933	1,464,376

	BR GAAP and IFRS
	Consolidated
	Rate		Accumulated
	p.a.%	Cost	amortization	06.30.10	12.31.09	01.01.09
Software	20.00	176,573	(102,484)	74,089	76,846	11,820
Relationship with suppliers	42.00	135,000	(56,104)	78,896	106,948	-
Patents	10.00	5,669	(200)	5,469	1,900	-
Trademarks	-	1,256,000	-	1,256,000	1,256,000	-
Goodwill	-	2,832,821	-	2,832,821	2,834,769	1,545,732
		4,406,063	(158,788)	4,247,275	4,276,463	1,557,552

The intangible assets rollforward is presented below:

	BR GAAP
	Parent company
	01.01.09	Amortization	Transfers	Merger (1)	12.31.09

Software	10,663	(292)	1,074	-	11,445
Goodwill:	1,453,713	-	-	66,775	1,520,488
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Batávia	133,163	-	-	-	133,163
Ava	-	-	-	49,368	49,368
Cotochés	39,590	-	-	-	39,590
Paraíso Agroindustrial	-	-	-	16,751	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636
Incubatório Paraíso	-	-	-	656	656
	1,464,376	(292)	1,074	66,775	1,531,933

(1) Merger of Perdigão Agroindustrial on March 9, 2009.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP
	Parent company
	12.31.09	Additions	Amortization	Transfers	Merger (1)	06.30.10
Software	11,445	13,704	(2,013)	1,569	1,206	25,911
Patents	-	440	-	2,658	-	3,098
Goodwill:	1,520,488	-	-	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	133,163
Ava	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Incubatório Paraíso	656	-	-	-	-	656
	1,531,933	14,144	(2,013)	4,227	1,206	1,549,497

(1) Merger of Avipal Nordeste S.A. on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
							Exchange
			Business				rate
	01.01.09	Additions	combination	Amortization	Transfers	Write-offs	variation	12.31.09
Software	11,820	6,370	57,850	(328)	1,266	(132)	-	76,846
Relationship with suppliers	-	-	135,000	(28,052)	-	-	-	106,948
Patents	-	-	2,000	(100)	-	-	-	1,900
Trademarks	-	-	1,256,000	-	-	-	-	1,256,000
Goodwill:	1,545,732	-	1,293,818	-	-	-	(4,781)	2,834,769
Sadia	-	-	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Plusfood	21,194	-	-	-	-	-	(4,781)	16,413
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	-	-	-	656
	1,557,552	6,370	2,744,668	(28,480)	1,266	(132)	(4,781)	4,276,463

Page: 106

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
					Exchange
	12.31.09	Additions	Amortization	Transfers	rate variation	06.30.10
Software	76,846	15,338	(19,886)	1,569	(37)	73,830
Relationship with suppliers	106,948	-	(28,052)	-	259	79,155
Patents	1,900	440	(100)	3,240	(11)	5,469
Trademarks	1,256,000	-	-	-	-	1,256,000
Goodwill:	2,834,769	-	-	-	(1,948)	2,832,821
Sadia	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	133,163
Ava	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	16,751
Plusfood	16,413	-	-	-	(1,948)	14,465
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-		656
	4,276,463	15,778	(48,038)	4,809	(1,737)	4,247,275

Amortizations of loyalty of integrated businesses and relationship with suppliers are recognized in net income in the cost of sales, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or business expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is supported by appraisal report, after allocation in the assets in use identified.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in note 5.

Based on the Management’s analysis prepared in the last quarter of 2009, no adjustments were identified to reduce the assets balance to the recoverable value.

During the first quarter of 2010 Management has not identified any events related to impairment factors.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

19.  TRADE ACCOUNTS PAYABLE

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Domestic suppliers
Third parties	911,042	902,102	297,364	1,664,964	1,714,547	932,151
Related parties	9,034	17,464	43,006	3,516	1,706	175

Foreign suppliers
Third parties	28,640	55,655	165	144,599	189,115	151,059
Related parties	1,350	1,209	-	-	-	-
	950,066	976,430	340,535	1,813,079	1,905,368	1,083,385

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled in average within 31 days.

The information on accounts payable involving related parties is presented in note 28.

20.  CURRENT AND NON-CURRENT LOANS AND FINANCING

	BR GAAP
	Parent company
		Average interest rate				Balance	Balance	Balance
	Charges (% p.a.)	(% p.a.)	WAMT (*)	Short term	Long term	06.30.10	12.31.09	01.01.09
Local currency
Working capital	6.73% (TR+7.39% on 12.31.09)	6.73% (7.42% on 12.31.09)	0.4	419,435	1,602	421,037	473,265	78,542
BNDES, FINEM, credit facilities of
development banks and other secured	TJLP + 2.84% (TJLP + 2.78% on
debts	12.31.09)	8.77% (8.64% on 12.31.09)	2.0	159,076	431,839	590,915	635,912	167,865
	TJLP/CDI + 4.42% (TR/TJLP/CDI +
Export credit facility	3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.8	5,441	382,170	387,611	566,488	-

Tax incentives	IGPM + 1% (IGPM + 1% on 12.31.09)	1.09% (0.97% on 12.31.09)	9.0	13	6,544	6,557	2,088	277,351

				583,965	822,155	1,406,120	1,677,753	523,758
Foreign currency
Advances on exchange contracts	(5.29% on 12.31.09) + e.r. (US$)	(5.29 % on 12.31.09) e.r. (US$)	-	-	-	-	53,432	202,594
	LIBOR/CDI + 1.89% (LIBOR/CDI +
	2.46% on 12.31.09) + e.r. (US$ and	2.64% (2.84% on 12.31.09) + e.r.
Export credit facility	others currencies)	(US$ and others currencies)	1.8	122,504	806,700	929,204	1,185,249	853,220
BNDES, FINEM, credit facilities of	UMBNDES + 2.48% (UMBNDES +
development banks and other secured	2.47% on 12.31.09) + e.r. (US$ and	6.77% (6.72% on 12.31.09) + e.r.
debts	others currencies)	(US$ and others currencies)	1.8	19,542	46,631	66,173	70,735	23,088
				142,046	853,331	995,377	1,309,416	1,078,902
				726,011	1,675,486	2,401,497	2,987,169	1,602,660

(*) Weighted average maturity date in years.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
		Average interest rate				Balance	Balance	Balance
	Charges (% p.a.)	(% p.a.)	WAMT (*)	Short term	Long term	06.30.10	12.31.09	01.01.09
Local currency
Working capital	6.74% (TR + 7.71% on 12.31.09)	6.78%	0.3	841,353	1,602	842,955	973,033	220,272
BNDES, FINEM, credit facilities of
development banks and other secured	TJLP + 6.44% (TJLP + 2.79% on
debts	12.31.09)	9.03%	8.2	444,099	1,509,638	1,953,737	2,101,411	538,252
	TJLP/CDI + 4.42% (TR/TJLP/CDI +
Export credit facility	3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.8	5,441	382,170	387,611	1,137,409	-
	IGPM + 3.39% (IGPM + 1% on
Tax incentives	12.31.09)	2.15% (0.97% on 12.31.09)	7.9	13	8,920	8,933	4,443	463,284
FIDIC	-	-	-	292,620	-	292,620	353,364	-
				1,583,526	1,902,330	3,485,856	4,569,660	1,221,808

Foreign currency
Advances on exchange contracts	5.29% + e.r. (USD on 12.31.09)	5.29% + e.r.(USD on 12.31.09)	-	-	-	-	53,432	443,674
Bonds	7.26%	7.26%	9.3	43,350	1,763,010	1,806,360	419,137	-
Working capital	EURIBOR + 1.20%	0.41% + e.r. (US$)	-	-	-	-	-	49,605
	LIBOR/CDI + 1.78% (LIBOR/CDI +	2.51% (2.77% on 12.31.09) + e.r.
Export credit facility	2.35% on 12.31.09)	(US$ and others currencies)	1.8	484,936	1,983,158	2,468,094	3,719,384	3,493,988
BNDES, FINEM, credit facilities of	UMBNDES + 5.26% (UMBNDES +
development banks and other secured	2.48% on 12.31.09) + e.r. (US$ and	6.77% (6.73% on 12.31.09) + e.r.
debts	others currencies)	(US$ and others currencies)	3.9	66,271	170,495	236,766	292,408	85,337
				594,557	3,916,663	4,511,220	4,484,361	4,072,604
				2,178,083	5,818,993	7,997,076	9,054,021	5,294,412

(*) Weighted average maturity date in years.

20.1.    Working capital

Rural credit: The Company and its subsidiaries have rural credit facilities with several commercial banks that, according to a Federal Government program, offer loans as an incentive to rural activities. The funds originating from this financing facility are used as working capital.

PROCER – Credit facilities of BNDES: Through PROCER, BNDES grants operating credit facilities to help Brazilian agribusiness companies and agricultural companies.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds (“Fundo de Amparo ao Trabalhador”) and from the Fundo Constitucional de Financiamento do Centro-Oeste. The notes have maturity periods of up to five years, maturing between 2010 and 2014. These notes are guaranteed by a pledge of machinery and equipment and real estate mortgages.

20.2.    BNDES, FINEM, loan facilities of development banks and another secured debts

The Company and its subsidiaries have various outstanding obligations with the BNDES. The loans were executed for the acquisition of machinery, equipment and expansion of productive facilities. The principal and the interest of the FINEM loans are paid in monthly installments, maturing between 2010 and 2015, and are

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

guaranteed by a pledge of equipment and facilities and mortgage on the property owned by the Company. The amounts of these loans are indexed by the UMBNDES basket of currencies, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies that form the basket.

PESA:  Sadia has a loan facility obtained through the Special Program for Asset Recovery subject to the variations of the IGPM plus interest of 9.89% p.a., guaranteed by endorsements and liens of government debt securities (note 8).

20.3.    Fiscal incentives

State Programs for Financing with Fiscal Incentive:  Under the terms of these programs, we were granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities in these states. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a margin.

20.4.    Export credit facilities

Pre-payment of exports: Generally denominated in US dollars, maturing between 2010 and 2013. The export prepayment credit facilities are pegged to the LIBOR (“London Interbank Offered Rate”) of three and six months plus spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of our products to specific customers. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations of these contracts include limitations of guarantees, takeovers, and in a number of cases, financial obligations.

Commercial credit facilities:  Indebtedness under the terms of these credit facilities is denominated in US dollars and maturities range from one to four years. Business loan facilities yield interest at the LIBOR rate plus a margin with quarterly, semi-annual and annual payments. Under the terms of each one of these credit facilities, the Company receives loans used in raw material imports and in other working capital requirements. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations under the terms of these contracts include limitations on takeovers and sales of assets.

Credit facilities of BNDES - Exim:  The Company has some credit facilities provided by BNDES for export financing with several commercial banks acting as intermediaries. These resources are pegged to the TJLP with maturity in 2012.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Settlement occurs in the local currency without the risk associated with foreign exchange rate variation.

Advances on exchange contracts:  Advances on exchange contracts (“ACCs”) are obligations with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are delivered to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of scheduled shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the effective shipment of the exports, in each case at banks in Brazil, although they refer to loans denominated in US dollars. On June 30, 2010, the Company did not have any open ACC or ACE contract.

20.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000. The notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a., maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250,000. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

20.6.    Debentures

BRF issued 81,950 simple debentures, fully subscribed between June 30, 1998 and November, 21, 2000, to BNDES, with a unit nominal value of one real (R$ 1) and redemption period between June 15, 2001 and June 15, 2010. As of June 30, 2010 all the debentures were redeemed.

20.7.    Long term debt maturity

The schedule of maturities of long term debts is presented below:

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.10	06.30.10
2011	354,643	643,008
2012	914,414	2,121,421
2013	318,508	690,131
2014	46,214	194,750
2015 to 2044	41,707	2,169,683
	1,675,486	5,818,993

The wholly-owned subsidiary Sadia assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

For the sale of domestic receivables, during the six month period ended June 30, 2010, the wholly-owned subsidiary Sadia received R$2,600,137 and incurred financial expense in the amount of R$16,000.

20.8.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	12.31.09	06.30.10	12.31.09
Balance of financing	2,401,497	2,987,169	7,997,076	9,054,021
Mortgage guarantees:	636,072	675,979	1,867,644	2,042,837
Linked to FINEM-BNDES	585,464	659,141	1,651,551	1,852,174
Linked to FNE-BNB	-	-	165,485	165,529
Linked to tax incentives and other	50,608	16,838	50,608	25,134
Guarantees by means of fiduciary assignment of assets	11,315	17,769	11,880	20,183
Linked to FINEM-BNDES	11,247	17,676	11,247	19,217
Linked to FINAME-BNDES	-	-	565	858
Linked to tax incentives and other	68	93	68	108

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on June 30, 2010 totaled R$81,295 (R$82,976 on December 31, 2009).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of June 30, 2010 amounted R$546.545 (R$546,888 as of December

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FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

31, 2009).

The Company contracted guarantees in the amount of R$380,629 offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.23% p.a.

20.9.    Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On June 30, 2010, these firm purchase commitments totaled R$744,049 at the parent company and R$2,197,359 in the consolidated quarterly information (R$495,095 at the parent company and R$1,809,320 in the consolidated quarterly information on December 31, 2009), considering the market value of the commodities on the date of these quarterly information.

20.10. Covenants

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On June 30, 2010, all these conditions were met by the Company.

Indicator
Restrictive clauses (indicators to be achieved)	achieved
Net debt / shareholders' equity lower than 1.5	0.3
Net debt / EBITDA lower than 3.5	2.5
Minimum current liquidity of 1.1	1.9
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.9

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	06.30.10	12.31.09	01.01.09	06.30.10	12.31.09	01.01.09
Derivative financial instruments
Cash flow hedge:
Assets:
Currency forward contracts (NDF)	36,188	21,983	-	36,188	21,983	-
Currency option contracts	221	-	-	221	-	-
Swap / currency contracts	843	2,744	10,405	843	2,744	68,516
	37,252	24,727	10,405	37,252	24,727	68,516

Liabilities:
Currency forward contracts (NDF)	(1,136)	(1,064)	-	(1,136)	(1,064)	-
Swap / currency contracts	(92,323)	(85,905)	(7,410)	(92,323)	(85,905)	(90,851)
	(93,459)	(86,969)	(7,410)	(93,459)	(86,969)	(90,851)

Derivatives not designated as hedge:
Assets:
Currency forward contracts (NDF)	-	-	-	1,004	2,839	10,695
Future contracts for dollars	-	20	-	-	20	-
	-	20	-	1,004	2,859	10,695

Liabilities:
Currency forward contracts (NDF)	-	-	-	(222)	(119)	(45,754)
Swap contracts	(1,042)	-	-	(1,042)	-	-
Future contracts for dollars	(972)	-	-	(972)	-	(10,107)
Future contracts for live cattle	(5)	-	-	(5)	-	-
	(2,019)	-	-	(2,241)	(119)	(55,861)

Current assets	37,252	24,747	10,405	38,256	27,586	79,211
Current liabilities	(95,478)	(86,969)	(7,410)	(95,700)	(87,088)	(146,712)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASING

The Company is lessee in many contracts, which can be classified as operating or financial lease.

22.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BR GAAP and IFRS
Consolidated
06.30.10
2010	119,537
2011	184,921
2012	127,844
2013	24,546
2014 onwards	26,182
483,030

The payments of lease agreements recognized as expense amount to R$90,441 on June 30, 2010 (R$33,772 on June 30, 2009)

22.2.   Capital lease

The Company maintained control of the assets leased, recorded as fixed assets, which balances amounted to:

	BR GAAP and IFRS
	Consolidated
	06.30.10	12.31.09	01.01.09
Cost	14,771	14,810	17,419
Accumulated depreciation (*)	(7,080)	(4,972)	(8,523)
Residual	7,691	9,838	8,896

(*) The leased assets are depreciated using the rate defined in the explanatory note 17 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

	BR GAAP and IFRS
	Consolidated
	Present value of		Minimum future
	minimum payments	Interest	payments
	06.30.10	06.30.10	06.30.10
2010	2,398	182	2,580
2011	3,860	306	4,166
2012	1,954	162	2,116
2013	468	52	520
2014 onwards	77	13	90
	8,757	715	9,472

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FEDERAL PUBLIC DEPARTMENT

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Some agreements have clauses that allow the Company to extend the agreed term, as well as, purchase option in the end the agreement term there is no clause of contingent payment.

23.  SHARE BASED PAYMENTS

On March 30, 2010, the participants of a general meeting of shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) create value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the Sao Paulo Stock Exchange, prior to the grant date, restated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares is 3 years and will observe the following deadlines from the grant date of the option:

  up to 1/3 of the total options may be exercised after one year;

  up to 2/3 of the total options may be exercised after two years; and

  all the options may be exercised after three years.

After the vesting period and within no more than 5 years from the grant date, the beneficiary will lose the right to the unexercised options.

Page: 116

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The composition of the options granted in the period is as follows:

Date					Strike price		Quotation
			Number of	Fair value
	Beginning	End of	shares	option	Upon	Updated by	Share on
Grant date	of the year	the year	granted	granted	granting	IPCA	06.30.10
05.03.10	05.02.11	05.02.15	1,540,011	7.77	23.44	23.53	23.70

The maximum and minimum exercise price is R$23.53 (twenty three Reais and fifty three cents) and weighted average remaining contractual term is 58.9 months.

The Company recognized on June 30, 2010, in its shareholders’ equity the fair value of options in the amount of R$1,185 with a corresponding expense in the statement of income.

The fair value of stock options was indirectly measured based on the pricing model Black-Scholes, based on the following premises:

06.30.10
Option expected term:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.6%
Volatility	41.0%
Dividends expected on shares	1.1%

23.1.    Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2.    Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

Page: 117

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

23.3.    Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4.    Expected dividends

The percentage of dividends used was obtained with a basis on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

23.5.    Expected inflation rate

The expected inflation rate is determined based on estimated INPC by Central Bank of Brazil, accumulated between the closing date of financial statements and the exercise date of the vested options.

On March 30, 2010, the shareholders of BRF - Brasil Foods S.A. approved, under the terms of the Association Agreement and of the stock option plan of Sadia, the migration of the options granted and not yet exercised by executives, before the association, to a new plan assumed by the Company, and that will maintain all the characteristics and conditions of the previous plan.

The composition of the options granted and not exercised as of June 30, 2010, is as follows:

				Quantity converted share		Price of converted share
	Date			based on BRF shares		based on BRF shares
		Beginning	End	Options	Outstanding	Upon	Updated by
Cycles	Grant date	of the year	of the year	granted	options	granting	INPC

2006	09.26.06	09.26.09	09.26.11	936,306	262,007	21.35	26.13

2007	09.27.07	09.27.10	09.27.12	1,329,980	658,340	37.70	43.95

As of June 30, 2010 the fair value of Company’ share was R$23.70 (twenty three Reais and seventy cents).

The pricing model adopted and the assumptions related to definition of expected term, volatility of the share, expected dividends and inflation are the same adopted by the parent company.

On June 30, 2010 the subsidiary Sadia recognized the fair value of the options in the amount of R$976 (R$3,807 on December 31, 2009) in the account of other

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

noncurrent liabilities.

The offsetting cost was recognized in net income for the period, under the heading of administrative expenses, totaling reversal of expense of R$2,831 in the period of six month ended June 30, 2010.

During the second quarter of 2010, Sadia’s executives exercised the vested right related to the stock options previously granted of 79,800 shares in the total amount of R$1,713, counterparts in treasury shares of R$76 and R$1,637 in capital reserve.

24.  SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The assets and actuarial liabilities and the movement of the obligations and rights related are presented below:

	BR GAAP and IFRS
	Consolidated
	Liabilities				Income
	Notes	06.30.10	12.31.09	01.01.09	06.30.10	06.30.09
Supplementary Retirement Plan- PSPP	24.1.1	-	-	-	(131)	(16)
Supplementary Retirement Plan - FAF	24.1.2	-	-	-	(29,938)	-
Plan medical	24.2.1	62,071	56,865	17,387	(1,548)	(1,330)
Penalty F.G.T.S.	24.2.2	139,590	129,368	56,015	(10,222)	(5,054)
Reward for working time	24.2.3	44,160	40,944	10,823	(3,216)	(988)
Indemnity for termination	24.2.4	7,292	7,326	-	34	-
Indemnity for retirement	24.2.5	13,853	15,225	-	1,372	-
		266,966	249,728	84,225	(43,649)	(7,388)

24.1.    Supplementary retirement plan

24.1.1.   PSPP

Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries (except for Sadia).

The purpose of PSPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. PSPP manages two retirement plans. Plan I, which is closed to new adhesions, and Plan II, which has been in operation since April 1, 2009.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

In both plans, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$3,468 (R$251 on December 31, 2009) and was recorded by the Company in the ‘other rights’ item.

Although the plans offered by PSPP are basically of defined contribution, there is a small portion of defined benefits.

24.1.2.   FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by “Attilio Francisco Xavier Fontana Foundation”.

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the National Consumer Price Index (“INPC”).

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of “Attilio Francisco Xavier Fontana Foundation”.

According to the bylaws of the Foundation, the sponsoring company is jointly and severally liable for the obligations contracted by the entity with its participants and dependents.

As from January 1, 2003, the subsidiary Sadia started to offer a benefit plan in the modality of defined contribution managed by an open-ended entity of supplementary social security, for all the employees admitted by Sadia and its subsidiaries.  The funding of the plan is proportional in relation to the basic monthly contribution

Page: 120

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.  The contributions made by Sadia in the six month period ended on June 30, 2010 amounted to R$1,256, on that date the plan had 1,516 participants (1,566 participants on December 31, 2009).

24.2.    Other benefits

24.2.1.   Medical plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

24.2.2.   FGTS fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

24.2.3.   Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet.

24.2.4.   Severance pay

The executive offices discharged on the initiative of the company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for Sadia.  The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

Page: 121

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

24.2.5.   Retirement compensation

By Deliberation of the Company, the employee that works for at least 10 years will receive a bonus, the actuarial liability resulting from this practice was recorded in the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item ‘other operating revenues (expenses)’ and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

The actuarial gains and losses acknowledged in other comprehensive results are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
At the beginning of the year	8,596	-	8,596	-
Rollforward	(9,878)	-	(9,878)	-
At the end of the year	(1,282)	-	(1,282)	-

25.  PROVISION FOR TAX, CIVIL AND LABOR

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s management believes that the recorded provision for contingencies, according to CVM Deliberation No. 594/09 is sufficient to cover eventual losses related to its legal proceedings, as presented below:

Page: 122

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

25.1.    Contingencies for probable losses

The rollforward of the provision for tax, labor and legal contingencies is summarized below:

	BR GAAP
	Parent company
		Merger of				Price index
	01.01.09	company (*)	Additions	Reversals	Payments	update	12.31.09
Tax	89,306	64,127	31,337	(77,343)	(5,762)	10,617	112,282
Labor	21,959	22,434	23,868	(11,653)	(22,161)	4,131	38,578
Civil, commercial and other	7,613	5,882	18,035	(16,817)	(1,502)	(100)	13,111
	118,878	92,443	73,240	(105,813)	(29,425)	14,648	163,971

Current	29,425						58,281
Non-current	89,453						105,690

	BR GAAP
	Parent company
		Merger of				Price index
	12.31.09	company (*)	Additions	Reversions	Payments	update	06.30.10
Tax	112,282	-	23,353	(7,082)	(6,599)	4,000	125,954
Labor	38,578	401	18,934	(1,743)	(22,395)	2,067	35,842
Civil, commercial and other	13,111	123	12,212	(430)	(1,635)	1,483	24,864
	163,971	524	54,499	(9,255)	(30,629)	7,550	186,660

Current	58,281						58,281
Non-current	105,690						128,379

(*) The increase in 2009 is related to the merger of Perdigão Agroindustrial on March 9, 2009 while the increase in 2010 is related to the merger of Avipal Nordeste on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
		Business				Price
	01.01.09	combination	Additions	Reversions	Payments	index	12.31.09
Tax	153,219	102,708	33,992	(89,135)	(7,833)	11,867	204,818
Labor	51,623	46,306	44,572	(20,113)	(28,284)	4,563	98,667
Civil, commercial and other	14,300	80,159	23,565	(20,404)	(2,810)	3,055	97,865
Contingent liabilities	-	630,258	-	-	-	-	630,258
	219,142	859,431	102,129	(129,652)	(38,927)	19,485	1,031,608

Current	38,927						91,349
Non-current	180,215						940,259

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	BR GAAP and IFRS
	Consolidated
					Price index
	12.31.09	Additions	Reversions	Payments	update	06.30.10
Tax	204,818	25,196	(7,675)	(6,599)	6,852	222,592
Labor	98,667	28,620	(3,232)	(22,560)	2,079	103,574
Civil, commercial and other	97,865	14,541	(23,926)	(1,634)	8,146	94,992
Contingent liabilities	630,258	-	-	-	-	630,258
	1,031,608	68,357	(34,833)	(30,793)	17,077	1,051,416

Current	91,349					91,349
Non-current	940,259					960,067

25.1.1.    Tax

The tax contingencies classified as probable losses involve the following main legal proceedings:

Income tax and social contribution: the subsidiary Sadia registered a R$22,371 provision (R$21,742 as of December 31,2009) related to (i) R$14,719 (R$14,242 as of December 31,2009) relating to a tax assessment notice challenging the correctness of Granja Rezende’s  taxable income (merged in 2002); (ii) R$6,227 (R$6,092 as of  December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on Granja Rezende’s financial investments; and (iii) R$1,425 (R$1,408 as of  December 31, 2009) relating to other provisions.

CPMF over export revenues: BRF registered a provision for contingency in the amount of R$18,716 (R$22,745 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisory contributions on financial activities (“CPMF”) charged on the income from exports. The Company’s lawsuit is currently at the Third Region Federal Court of Appeals (“TRF”), pending decision of an appeal.

ICMS: BRF is mainly involved in administrative and judicial tax disputes associated with the register of ICMS tax credits on certain transactions, such as the acquisition of consumption materials and the register of tax credits with monetary correction. The provision amounts to R$31,108 (R$34,075 as of December 31, 2009).

The subsidiary Sadia is involved in several administrative proceedings regarding ICMS, in a total amount of R$33,252 (R$30,376 as of December 31, 2009), mainly associated to customs clearance processes, debits arising from accessory obligations and register of credits on consumption materials.

PIS and COFINS: BRF is involved in an administrative proceeding regarding the utilization of tax credits to offset federal taxes, in the amount of R$34,888 (R$33,595 as of December 31, 2009).

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Other tax contingencies: the subsidiary Sadia registered other provisions related to the payment of social security contributions, PIS tax, duties and other taxes in a total amount of R$40,316 (R$39,741 as of December 31,2009).

25.1.2.    Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

25.1.3.    Civil, commercial and others

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

25.2.    Contingencies and possible losses

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$3,034,294 (R$2,896,378 as of December 31, 2009), of which R$578,493 (R$578,493 as of December 31, 2009) relate to the corresponding fair value estimate resulting from the business combination with Sadia (note 6), according to paragraph 23 of CVM Deliberation No. 580/09.

The most relevant aspects associated to the matter are listed below:

Profits earned abroad: On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$158,828 (R$155,763 as of December 31, 2009). The probability of loss related to

Page: 125

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS: the Company is involved in several administrative and judicial proceedings related to ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in the amount of R$275,421 (R$255,803 as of December 31, 2009); register of ICMS tax deemed credits in the amount of R$10,342 (R$82,043 as of December 31, 2009); ICMS tax benefits granted by certain states (“Guerra fiscal”) in the amount of R$949,575 (R$877,053 as of December 31, 2009) and R$515,298 (R$350,678 as of December 31, 2009) related to other cases. Company believes that the related leading-case related to essential products can be settled during year 2011.

PIS and COFINS on the payment of interest on shareholder’s equity:  the Company has filed a lawsuit to challenge the levy of the PIS and COFINS taxes on the payment of interest on shareholders’ equity with respect to the 2002-2008 period for the PIS tax and to the 2004-2008 period for the COFINS tax at a total amount of R$42,512 (R$41,364 as of December 31, 2009). The company’s management and its outside counsel classify the chances of loss as possible, thus no provision has been recorded.

IPI Premium Credit: the subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$376,594 (R$364.599 as of December 31, 2009), related to the offset of IPI tax premium credits against other federal taxes. The subsidiary has offset the taxes based on a final and non appealable favorable decision.

Other tax contingencies: the subsidiary Sadia has other pending administrative and judicial cases in the amount of R$460,012 (R$400,555 as of December 31, 2009) related to social security contributions R$118,968 (R$115,352 as of December 31, 2009), income tax, social contribution and withholding income tax R$142,875 (R$119,688 as of December 31, 2009), PIS and COFINS taxes R$111,600 (R$83,523 as of December 31, 2009), and others in the amount of R$86,569 (R$81,992 as of December 31, 2009).

Civil lawsuits: As of June 30, 2010, the wholly-owned subsidiary Sadia has other civil contingencies which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were nominated

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group.  As allowed by the CVM Deliberation No. 594/09, paragraph 92, the Company’s Management has not disclosed additional information related to this legal suit because it could be harmful to its defense.

26.  SHAREHOLDERS’ EQUITY

26.1. Capital stock

On June 30, 2010, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

26.2. Breakdown of capital stock

	BR GAAP and IFRS
	Consolidated
	06.30.10	12.31.09	01.01.09
Common shares	872,473,246	872,473,246	413,916,206
Treasury shares	(2,288,382)	(2,452,180)	(860,970)
Outstanding shares	870,184,864	870,021,066	413,055,236

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

26.3. Capital stock rollforward

	Quantity of	Capital
	shares	amount
Capital subscribed in 12.31.09	436,236,623	12,461,756
Split of shares	436,236,623	-
Completion of issuance costs	-	(1,285)
Capital subscribed in 06.30.10	872,473,246	12,460,471

26.4. Treasury shares

The Company has 781,782 shares of treasury stock (after the stock split mentioned in item 26.1 above), acquired in previous fiscal years with funds from appropriated retained earnings, at the average cost of ninety-five cents of Brazilian Reais (R$0.95) per share, for future disposal or cancellation.  The decrease in the number of shares of treasury stock took place because of the exercise of the stock options of Sadia executives.

On June 30, 2010, the Management´s Company recorded under treasury shares the total of 1,507,210 shares of its issuance and owned by the subsidiary Sadia, such shares were recorded in Sadia’s financial statements in the subgroup of marketable securities. These shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The treasury shares were recorded in shareholders’ equity at the acquisition cost and the difference between this amount and the amount recorded by Sadia was reclassified to other receivables.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

27.  EARNINGS (LOSSES) PER SHARE

	06.30.10	06.30.09
Basic numerator:
Net income for the year attributable to BRF shareholders	232,570	(83,964)

Basic denominator:
Ordinary shares	872,473,246	413,916,206
Weighted average number of outstanding shares - basic (except treasury shares)	870,184,864	413,055,236
Net earnings per share - basic - R$	0.2673	(0.2033)

	06.30.10	06.30.09
Diluted numerator:
Net income for the year attributable to BRF shareholders	232,570	(83,964)

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury shares)	870,184,864	413,055,236
Weighted average number of potential shares	2,205,079	-
Weighted average number of outstanding shares - diluted	872,389,943	413,055,236
Net earnings per share - diluted - R$	0.2666	(0.2033)

On June 30, 2010, the total quantity of 658,340 common stock options were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

28.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract.

28.1. Transactions and balances

On June 30, 2010, the balances of the assets and liabilities and transactions that influenced the result are demonstrated below:

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Balance sheet
	06.30.10	12.31.09	01.01.09
Accounts receivable
Perdigão Agroindustrial S.A.	-	-	29,064
Instituto Perdigão de Sustentabilidade	-	-	4,867
Sino dos Alpes Alimentos Ltda.	-	-	910
Avipal Nordeste S.A.	-	11,219	8,957
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	1,772
UP! Alimentos Ltda.	3,223	2,684	-
Perdigão Europe Lda.	189,341	172,229	1,237
Perdigão International Ltd.	110,712	545,696	-
Sadia S.A.	8,447	5,886	-
	311,723	737,714	46,807

Dividends and interest on the shareholders’ equity receivable
Avipal S.A. Construtora e Incorporadora	5	5	5
Sadia S.A.	-	36,646	-
	5	36,651	5

Loan contracts
Perdigão Agroindustrial S.A.	-	-	(66,426)
Instituto Perdigão de Sustentabilidade	5,554	5,240	-
Avipal Nordeste S.A.	-	(3,328)	-
Perdigão Trading S.A.	(538)	2,467	-
Perdigão International Ltd.	(12,305)	(10,056)	-
Highline International Ltd.	(3,285)	(3,175)	-
Establecimiento Levino Zaccardi y Cia S.A.	4,198	4,058	7,874
	(6,376)	(4,794)	(58,552)

Trade accounts receivable
Perdigão Agroindustrial S.A.	-	-	6,081
Sino dos Alpes Alimentos Ltda.	85	85	8,062
Avipal Nordeste S.A.	-	14,404	24,961
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	89
UP! Alimentos Ltda.	2,882	1,706	3,813
Perdigão International Ltd.	1,350	1,209	-
Sadia S.A.	6,067	1,269	-
	10,384	18,673	43,006

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	-	20,577	-
	-	20,577	-

Other rights and obligations
Avipal Nordeste S.A.	-	50,016	-
VIP S.A. Empreendimentos e Participações Imobiliárias	(4)	-	-
Perdigão Trading S.A.	410	410	-
Perdigão International Ltd. (*)	(1,044,586)	(949,654)	-
Establecimiento Levino Zaccardi y Cia S.A.	1,135	1,097	-
Avipal Centro Oeste S.A.	(39)	43	-
Sadia S.A.	49	-	-
	(1,043,035)	(898,088)	-

(*) The amount refers to pre-payment export advance.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Statement of income
	06.30.10	06.30.09
Revenue
Perdigão Agroindustrial S.A.	-	203,846
Sino dos Alpes Alimentos Ltda.	-	5,505
Avipal Nordeste S.A.	45,049	84,532
VIP S.A. Empreendimentos e Participações Imobiliárias	-	1,436
UP! Alimentos Ltda.	-	1,750
Perdigão Europe Lda.	319,303	172,162
Perdigão International Ltd.	1,238,377	817,491
Sadia S.A.	89,420	-
	1,692,149	1,286,722

Costs of goods
Perdigão Agroindustrial S.A.	-	(21,530)
Sino dos Alpes Alimentos Ltda.	-	(7,190)
Avipal Nordeste S.A.	(89,168)	(121,821)
VIP S.A. Empreendimentos e Participações Imobiliárias	-	(376)
UP! Alimentos Ltda.	-	(27,212)
Establecimiento Levino Zaccardi y Cia S.A.	(1,630)	-
Sadia S.A.	(26,591)	-
	(117,389)	(178,129)

Financial income, net
Perdigão Agroindustrial S.A.	-	(586)
Instituto Perdigão de Sustentabilidade	299	153
Avipal Nordeste S.A.	(5,197)	(102)
Perdigão Trading S.A.	142	11
Perdigão International Ltd.	(32)	(42)
Establecimiento Levino Zaccardi y Cia S.A.	-	33
	(4,788)	(533)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF participates in loan transactions, please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the quarterly information:

Counterparty		Balance
Creditor	Debtor	06.30.10	Interest rate
BFF International	Perdigão International	792,869	1.8% p.a. + E.R. - US$
BFF International	Wellax Food Comércio	544,106	8.00% p.a. + E.R. - US$
Crossban Holdings	Perdigão International	174,950	Eurolibor + E.R. - EURO
Perdix International Foods	Perdigão Holland BV	35,049	8.00% p.a. + E.R. - EURO
Perdigão Holland BV	Plusfood BV	17,634	6.00% p.a. + E.R. - EURO
Sadia S.A.	Instituto de Sustentabilidade Sadia	7,498	12% p.a.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

28.2. Other related parties:

The wholly-owned subsidiary Sadia entered into an operational leasing agreement with FAF. The total rent expense for the six month period ended June 30, 2010 amounted R$5,310, the lease monthly payments were established in an arms-length transaction basis.

The wholly-owned subsidiary Sadia entered in a loan with the Instituto de Sustentabilidade Sadia. As of June 30, 2010 the total of receivables amounted to R$7,498 the interest rate agreed is 12% p.a.

28.3. Management remuneration:

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on June 30, 2010, there were 24 professionals in parent company and 41 professionals in consolidated and on December 31, 2009, 24 professionals in parent company and 67 professionals in consolidated.

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	06.30.10	06.30.09
Salary and profit sharing	22,322	13,042
Short-term benefits of employees (a)	732	577
Post-employment benefits	81	50
Severance benefits	2,619	2,514
Stock-based payment	317	-
	26,071	16,183
(a) Comprises: Medical assistance, educational expenses and others.

The value of the participation in the results paid to each officer in any fiscal year is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Audit Committee are compensated for each meeting that they attend to.  The members of the Board of Directors and Audit Committee have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

mandatory.

All relationship among related parties were disclosed regardless if there were transactions between such parties.

All transactions and balances among related parties were properly eliminated for consolidation purposes and might be commercial or financial.

29.  SALES REVENUE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Income revenue:
Domestic sales	3,921,241	2,842,343	7,568,830	3,707,196
Foreign sales	1,968,730	1,460,037	4,560,439	2,354,970
	5,889,971	4,302,380	12,129,269	6,062,166
Deductions from gross revenue:
Sales tax	(573,736)	(409,394)	(1,275,744)	(588,538)
Refunds and rebates	(167,576)	(131,222)	(274,571)	(167,598)
	(741,312)	(540,616)	(1,550,315)	(756,136)
	5,148,659	3,761,764	10,578,954	5,306,030

30.  RESEARCH AND DEVELOPMENT

Consists of expenditures with internal research and development of new products, recognized, when incurred in the statement of income. The total expenditure with research and development for the six month period ended June 30, 2010 was R$10,301 at the parent company and R$12,929 in the consolidated (R$6,735 at the parent company and in the consolidated on June 30, 2009).

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

31.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Salaries and social charges	482,027	348,951	1,069,101	448,195
Social security cost	117,182	79,251	254,484	110,691
F.G.T.S.	33,316	23,042	33,814	31,837
Medical and outpatient assistance	24,787	15,679	25,882	21,755
Supplementary retirement plan	3,287	2,040	10,058	3,091
Profit sharing	32,100	-	34,401	-
Other benefits	85,851	60,115	88,526	90,949
Provision for contingencies	17,191	6,693	16,150	8,436
	795,741	535,771	1,532,416	714,954

32.  OTHER OPERATING REVENUES (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Revenues:
Net gains from the disposal of fixed assets	-	-	14,139	11,168
Insurance indemnity	6,703	108,539	6,545	108,874
Benefit plan	-	-	29,938	-
Expenses recovery	5,585	-	5,585	-
Other revenues	-	1,305	145	2,108
	12,288	109,844	56,352	122,150
Expenses:
Net losses on disposal of fixed assets	(1,005)	(3,418)	(1,048)	-
Net losses on disposal of investments	(30)	-	-	-
Idleness costs	(32,116)	(15,163)	(32,293)	(24,067)
Insurance claim losses	(4,803)	(120,729)	(46,296)	(118,890)
Employee participation	(48,140)	-	(51,412)	-
Other employee benefits	(9,608)	(7,372)	(13,580)	(7,368)
Provision for civil risks	(8,136)	-	(8,136)	-
Other expenses	(274)	(3,060)	(9,462)	(12,627)
	(104,112)	(149,742)	(162,227)	(162,952)
Other operating expenses, net	(91,824)	(39,898)	(105,875)	(40,802)

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

33.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Financial revenues:
Interest on financial investments	2,528	1,373	7,738	14,858
Foreignexchange variation on financial investments	19,584	73	24,679	19,250
Interest on assets	12,312	11,960	94,073	14,670
Foreign-exchange variation on assets	39,311	1,201	40,410	61,587
Interest of financial assets classified as:	40,908	16,088	101,211	27,049
Available for sale	-	-	26,276	1,887
Held for negotiation	40,908	16,088	74,935	25,162
Gains from transactions with derivatives	21,822	-	13,147	7,663
Revenue from the interest on loans to related parties	441	829	4,528	856
Gains from the conversion of investments abroad	-	-	59,776	23,339
Present value adjustments	22,116	-	58,163	-
Revenue from foreign exchange variation on loans	91,343	419,232	82,440	429,599
Revenue from foreign exchange variation on other liabilities	122,249	298,924	132,382	293,011
Financial revenues from the acquisition of raw materials	3,363	4,936	3,363	4,936
Other revenues	7,574	3,414	40,136	4,441
	383,551	758,030	662,046	901,259
Financial expenses:
Interest on loans	(78,974)	(80,004)	(269,275)	(131,418)
Foreign exchange variation on loans	(153,600)	(32,094)	(246,713)	(64,916)
Interest on liabilities	(11,916)	(7,671)	(12,398)	(9,871)
Foreign-exchange variation on liabilities	(140,408)	(580)	(115,914)	(45,631)
Financial expenses on the acquisition of raw materials	(939)	(7,094)	(939)	(17,726)
Losses from transactions with derivatives	(56,003)	(184,360)	(51,584)	(183,664)
Losses from the conversion of investments abroad	-	-	(120,771)	(181,125)
Interest expenses on loans to related parties	(46,046)	(32,837)	-	-
Present value adjustments	(24,539)	-	(56,407)	-
Expense from foreign exchange variation on investments	(15,225)	(5,888)	(12,655)	(696)
Expense from foreign exchange variation on other assets	(44,486)	(135,920)	(40,879)	(139,199)
Other expenses	(4,451)	(37,912)	(34,759)	(59,765)
	(576,587)	(524,360)	(962,294)	(834,011)
Financial income (expense), net	(193,036)	233,670	(300,248)	67,248

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

34.  STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the statement of income by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.10	06.30.09	06.30.10	06.30.09
Costs of sales:
Costs of inventories	3,185,572	2,497,679	6,048,143	3,225,527
Depreciation	152,025	139,697	290,893	200,954
Amortization	158	-	18,938	-
Salaries and benefits to employees	584,644	387,796	1,113,647	552,491
Others	330,555	242,310	632,361	344,712
	4,252,954	3,267,482	8,103,982	4,323,684
Administrative expenses:
Depreciation	1,768	3,686	1,623	4,973
Amortization	1,759	-	4,333	-
Salaries and benefits to employees	40,328	31,023	62,819	43,443
Others	58,243	22,875	89,272	27,879
	102,098	57,584	158,047	76,295
Expenses from sales:

Depreciation	6,939	4,290	9,300	7,199
Amortization	26	-	7,584	-
Salaries and benefits to employees	145,199	95,423	346,441	145,148
Others	492,047	370,978	1,286,066	711,456
	644,211	470,691	1,649,391	863,803

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

35.  INSURANCE COVERAGE– CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not reviewed by our independent accountants.

		06.30.10
		Not reviewd
		Values at	Amount of
Insured property	Coverage	risk	coverage
	Fire, lightning, explosion, windstorm, deterioration
Inventories and fixed assets	of refrigerated products, breakdown of machinery,
	loss of profit, and others	15,575,730	979,301
National transport	Road risk and civil Liability of cargo carrier	23,604,930	10,290,259
International transport exports	-	2,375,189	1,308,454
International transport imports	-	358,000	395,590
General civil liability and for directors and officers	Third party complaints	48,822,376	226,567
Credit	Client default	4,534,751	10,390,298

36.  NEW RULES AND PRONOUCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IFRIC 19 Termination of the financial liabilities with property instruments:

On November 2009, IFRIC issued interpretation 19. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt).  This requires that a gain or loss must be acknowledged in the result, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued.  If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability.   The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company or controller.  This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

IFRIC 14 Pre-payments of applications of minimum investments:

On November 2009, IFRIC issued amendments to interpretation 14. The amendments sought to permit the acknowledgment as an asset of some voluntary anticipated payments to minimum contributions to funds.  The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company.  The amendments apply to the financial statements for the fiscal years initiated on or after January 1, 2011.

IFRS 7 Disclosures of transfers of financial assets:

On January 2010, IASB issued changes to IFRS 1 and IFRS 7, which address aspects of disclosure of comparative information of financial instruments.  These amendments are effective for yearly periods initiated on/or after July 1, 2010. The Management of the Company understands that the amendments to this interpretation will not affect the financial statements.

IAS 32 Classification of issuance of rights:

On October 2009, IASB issued a review of rule IAS 32, which deals with contracts that will be or may be liquidated by means of property instruments of the entity and establish that rights, options or guarantees to acquire a fixed quantity of shares of an entity for a fixed amount of some currency are property instruments.  The amendment to this rule is effective for yearly periods initiated on/or after February 1, 2010. The amendments to this rule shall not impact the financial statements of the Company.

Improvements on IFRSs 2010:

In May 2010, IASB issued a review of rules IFRS 3, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the yearly periods starting on/or after July 1, 2010. The other changes to the rules are effective for yearly periods starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

37.  SUBSEQUENT EVENTS

On May 10, 2011 as diclosed through the annoucement to the market issued by the Company the Federal Government Attorney’s Office at the CADE has published a report PROCADE 8012.004423/2009-18 on the business combination

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

transaction involving Sadia and BRF (previously denominated Perdigão).

PROCADE has suggested to the CADE that the transaction be approved, conditional to certain restrictions, considering:

(i)     effectively permit a third economic entity to contrast the marketing power generated by BRF; and/or

(ii)    allow BRF to share with consumers the efficiencies resulting from the transaction.

According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicated.

PROCADE’s report is neither final nor binding being a supporting document to the final ruling on the transaction to be issued by CADE, which is not limited to the terms of the report.

38.  APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The restatement of the quarterly information for the three and six month period ended on June 30, 2010 was approved and its disclosure authorized by the Board of Directors on May 11, 2011.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinicius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

AUDIT COMMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Council Members	Osvaldo Roberto Nieto
Council Members	Jorge Kalache Filho

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Human Resources	Gilberto Antônio Orsatto
Vice President of Dairy Operations	Fábio Medeiros Martins da Silva
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controllership Manager

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)  the unqualified special review report issued by KPMG Auditores Independentes related to the quarterly information for the three and six month period ended June 30, 2010;

(ii) the Management’s Report for the three and six month period ended June 30, 2010

(iii)    the quarterly information (parent company and Consolidated) for the three and six month period ended June 30, 2010.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the quarterly information above identified.

São Paulo, May 11, 2011.

Attílio Guaspari

Fiscal Council President and

Financial Expert

Osvaldo Roberto Nieto

Fiscal Council Member

Jorge Kalache Filho

Fiscal Council Member

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

06.01 – EXPLANATORY NOTES

STATEMENT OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

In compliance with the provisions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Brasil Foods S.A., states:

(i)  reviewed, discussed and agreed with the Company's quarterly information for the three and six month period ended June 30, 2010; and

(ii) reviewed, discussed and agreed with the unqualified special review report issued by KPMG’s related to the quarterly information for the three and six month period ended June 30, 2010.

São Paulo, May 11, 2011.

José Antônio do Prado Fay

Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

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RESTATEMENT

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments, see table 12.01.

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

2nd Quarter 2010

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) announces its financial statements for the second quarter 2010 (2Q10), the good performance confirming the gradual and consistent recovery already forecast for the main markets in which the Company operates. BRF reported its best operating cash generation since the onset of the global financial situation.

Net sales were R$ 5.5 billion, a growth of 104.6% compared with 2Q09  and 9.6% higher in relation to 1Q10,  a reflection of both a good performance in the domestic market and also BRF’s improved penetration in such important markets as Asia and Eurasia. The Company posted EBITDA of R$ 614.3 million, 351% higher and reflecting an EBITDA margin of 11.1%, with net income reaching R$ 171.5 million, a 3.1% net margin on a pro-forma basis. The reduction in costs and operating expenses also contributed to improved results.

We have recently made progress towards ensuring the Company’s growth with such initiatives as the services agreement with Cooperativa Copercampos in the state of Santa Catarina and designed to meet the requirements of the export market and to optimize industrial processes, with gains in efficiency and competitive advantage in this activity as from next year.

The Perdigão and Sadia brand names, both under the BRF umbrella, were rated as the most valuable in the Brazilian food sector. This was reflected in the ranking prepared by BrandAnalytics/Millward Brown in partnership with IstoÉ Dinheiro magazine and based on last year’s financial and capital markets data as well as BrandZ market research. The total market value of the two brands doubled from R$ 1.9 billion in 2008 to R$ 3.6 billion in 2009.

BRF was elected the best company of the year in the “The Best of Dinheiro – 2010” in the special edition of IstoÉ Dinheiro magazine and the result of outstanding performance in Corporate Governance, Financial Sustainability and Social Responsibility. Undoubtedly this is further recognition of commitment to the Company’s values on the part of both management and our more than 100 thousand employees.

On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the corporate operation merging Sadia and Perdigão to form BRF. SEAE has recommended to the Administrative Council for Economic Defense (CADE) that the operation be approved with restrictions. BRF has pointed out in an announcement to the market that it is convinced that there are sufficient technical arguments that can be made to CADE for approval without qualification: the Company sees the operation as both pro-competition and also as reinforcing Brazil’s penetration and competitiveness in export markets. BRF remains confident that CADE will fully approve the operation in

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

view of the absence in Brazil of any significant entry barriers, the existence of intense market rivalry and the potential for capturing major synergies and efficiencies.

While we are still unable to integrate important operations, we are advancing our established strategies and managing our businesses in parallel with the strengthening of our export operating base through portfolio, customer and market diversification set against a background of gradual recovery in the leading international markets. We are also focusing our efforts on the potential for growth in the consumption of processed foods in the domestic market given improving economic indicators in Brazil.

Studies carried out by the OECD and FAO point to Brazil as the country with the best potential for growth in world agribusiness due to the latter’s competitive advantages, confirming our conviction as to the opportunities identified allowing BRF to supply the global market with food which is both tasty and high quality.

São Paulo, August 2010.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Indicators

2nd Quarter 2010

Corporate Law

        Net sales reached R$ 5.5 billion, 104.6% higher due to the consolidation of Sadia’s results.

        Total sales volume from the meats, dairy and processed products businesses were 1.4 million tons, 97.3% higher.

        Gross profits totaled R$ 1.4 billion, an increase of 159.8%.

  EBITDA reached R$ 614.3 million, 351% higher year-on-year due to sales performance, and a reduction in costs and expenses.

 Net income was R$ 171.5 million, equivalent to a net margin of 3.1%.

      Financial trading volume in the Company’s shares averaged US$ 48.2 million/day during the year, a 94.4% improvement.

Pro-forma

      Net sales reported an increase of 4.8%, a reflection of the gradual improvement in exports and a better performance in the domestic market.

      Sales of meats, dairy products and other products recorded an increase of 10.5%.

      Gross profits rose 19.1% thanks to sales performance and the reduction in production costs.

      EBITDA increased 64.1%, a 400 basis points improvement equivalent to an EBITDA margin of 11.1% due to a better operating result on the back of costs savings and reduced expenses.

      Net income was R$ 171.5 million, equivalent to a net margin of 3.1%.

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Net Sales	5,532	2,703	105%	5,532	5,276	4.8%
Domestic Market	3,157	1,523	107%	3,157	2,935	8%
Exports	2,374	1,180	101%	2,374	2,341	1%
Gross Profit	1,350	520	160%	1,350	1,134	19%
Gross Margin	24.4%	19.2%	520 bps	24.4%	21.5%	290 bps
EBIT(1)	398	28	1314%	398	132	202%
Net Income	171	138	24%	171	480	(64%)
Net Margin	3.1%	5.1%	(200 bps)	3.1%	9.1%	(600 bps)
EBITDA	614	136	351%	614	374	64%
EBITDA Margin	11.1%	5.0%	610 bps	11.1%	7.1%	400 bps
Earnings per Share(2)	0.20	0.33	-	0.20	2.33	-
(1) Operating income before other operating results and equity accounting
(2) Consolidated earnings per share (in R$), excluding treasury shares

(The variations mentioned in this report are comparisons between first half of 2010 (1H10) and the first half of 2009 (1H09) or the 2nd quarter of 2010 (2Q10) in relation to the 2nd quarter 2009 (2Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified.  The pro-forma financial statements are to be found in attachments II, III and IV of this report).

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

 Quarterly Ebitda  – Pro-forma

Operating and Financial Information

 1st Half 2010

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	1H10	1H09	% Ch.	1H10	1H09	% Ch.

Net Sales	10,579	5,306	99%	10,579	10,337	2%
Domestic Market	6,142	3,010	104%	6,142	5,787	6%
Exports	4,437	2,296	93%	4,437	4,550	(2%)
Gross Profit	2,475	982	152%	2,475	2,025	22%
Gross Margin	23.4%	18.5%	490 bps	23.4%	19.6%	380 bps
EBIT(1)	668	42	1480%	668	56	1082%
Net Income	233	(84)	-	233	18	1171%
Net Margin	2.2%	(1.6%)	-	2.2%	0.2%	200 bps
Adjusted Net Income(2)	233	48	384%	233	150	55%
Adjusted Net Margin	2.2%	0.9%	130 bps	2.2%	1.5%	70 bps
EBITDA	1,058	252	320%	1,058	547	94%
EBITDA Margin	10.0%	4.7%	530 bps	10.0%	5.3%	470 bps
Earnings per Share(3)	0.27	(0.41)	-	0.27	0.09	-
(1) Operating income before other operating results and equity accounting
(2) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(3) Consolidated earnings per share (in R$), excluding treasury shares

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sectoral Performance

Following a highly unstable first half due to market concern surrounding the fiscal situation in Greece, Spain, Ireland and Italy, the financial markets returned to a degree of equilibrium as soon as these countries had successfully raised the necessary funds to cover short-term maturities.

However, if on the one hand Europe ceased to be the principal source of stress, on the other, macroeconomic indicators released during the course of the second quarter in the United States showed economic recovery slower than many economists had forecast. This unleashed a further round of anxiety in the markets with fears that the global growth trajectory might not be sustainable without further quantitative easing on the part of governments.

In Brazil, government stimulus measures to foster consumption such as the reduction in the IPI excise tax on cars and white line goods resulted in an anticipation of purchases and as a consequence, a second quarter of slacker demand.

As a result, inflation rates eased leading market analysts to review downwards their forecasts for the IPCA inflation index in 2010 as well as for interest rates, the outlook for which is also likely to be reexamined with a similar conclusion.

Exports – Physical chicken exports in 2Q10 rose by 13% in relation to 1Q10, but fell slightly (0.6%) compared to 2Q09 while sales of beef reported a 12.7% year on year improvement. On the other hand shipments of pork fell 9.7%, due to a decline in exported volume to leading markets.

As in 1Q10, prices remained high, those of exported chicken increasing 11%, pork by 31% and beef, 21%, all relative to 2Q09.

Domestic Consumption – Unemployment rates as reported by the Brazilian Government Statistics Office (IBGE) fell from 7.5% of the Economically Active Population (EAP) in May 2010 to 7.0% in June. Real incomes grew 2.9% between January and May compared with the same period in 2009, which together with the greater numbers in work, boosted consumer confidence to historically record highs.

The 12-month rolling accumulated food inflation rate fell from 6.9% p.a in April to 5.1% p.a in June, symptomatic of declining foodstuff prices and increasing disposable income.

On the financial front, personal interest rates rose at the same time that the Central Bank increased the basic rate of interest so also increasing the cost of consumer credit for durable goods.

Raw Materials – Between April and June 2010, average corn prices in the domestic market increased 6% compared with 1Q10, although relative to 2Q09 recording a decline of 15.5%. The rising tendency in margin during 2Q10 is due to retention of stocks as producers speculate on climatic conditions for the second annual corn crop in view of lower than average rainfall in the states of Mato Grosso and Goiás reducing potential crop volumes.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Average soybean prices in 2Q10 fell 3.1% against 1Q10 and 28% compared with 2Q09. High levels of world inventory contributed to weaker prices in the period. The average price of milk collection increased 17% in relation to 2Q09.

Outlook - The global economy can be expected to report a slight deceleration during 2H10, principally in the light of the phasing out of government-inspired quantitative easing measures. Despite weakening consumer confidence in the advanced economies, consumption is not expected to dip since unemployment rates are gradually improving. Some volatility may occur in the financial markets with the announcement of weak economic data in the USA but any reversal in growth trajectories is not expected.

In Brazil, prospects are for incomes and employment to continue growing during the second half in tandem with increased interest rates and an end to further lengthening of repayment terms for consumer credit. This will tend to maintain growth in non-durables which are less sensitive to credit conditions but more impacted by income.

Investments and Projects

Capital expenditures in the quarter were R$ 151.2 million and largely dedicated to projects for increasing productivity and modernization as well as for projects for new industries currently under construction, including Lucas do Rio Verde-MT and Vitória do Santo Antão-PE. Investments in poultry and hog breeder stock amounted to R$ 99.1 million. Total first half investments were R$ 417.9 million, including R$ 181.7 million in replacement of breeder stock

Investments

On April 29 2010, as mentioned above, the Company signed a services agreement with Cooperativa Copercampos, state of Santa Catarina, which includes the

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit will operate at a slaughtering capacity of seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first quarter de 2011.

Operating Performance

Production

PRODUCTION	Pro forma			Pro forma
	2Q10	2Q09	% Ch.	1H10	2H09	% Ch.
Poultry Slaughter (million heads)	406	384	6%	791	735	8%
Pork/Cattle Slaughter (thousand heads)	2,624	2,525	4%	5,150	5,029	2%
Production (thousand tons)
Meats	1,000	925	8%	1,941	1,815	7%
Dairy Products	279	234	19%	530	498	6%
Other Processed Products	113	106	6%	221	207	7%
Feed and Premix (thousand tons)	2,711	2,605	4%	5,310	5,079	5%

Reflecting the market recovery, meat production returned to a growth mode, reporting year on year increase of 8.1% in 2Q10 and 6.9% in 1H10, compared to the same period last year.

Domestic Market

Net sales amounted to R$ 3.2 billion, 107.4% greater on a Brazilian Corporate Law basis and 7.6% higher on a pro-forma comparative basis. Overall, demand remained strong, particularly for elaborated and convenience foods.  The period of the World Cup proved to be a strong driver for all our product categories and was responsible for substantial investment in supporting the penetration of brands generally in our markets. Competitive pressure was intense but on the whole our market share remained at solid levels.

The second quarter was also marked by renewed innovations under the Sadia and Perdigão brand names, some of which have proved highly successful. The frozen "escondidinho" ready-to-eat product launched by Sadia in a test area and Perdigão’s “my menu” frozen product line have been performing well above forecast - indicative of the major potential for innovations in our product categories.

The focus of growth in the food service business was on processed products, this helping to improve returns for this channel of business and showing that growth in the away–from– home food market is consistent.

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Domestic Market Sales - CL

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Meats	431	181	138	1,928	766	152
In Natura	91	32	182	424	127	234
Poultry	54	25	114	209	91	128
Pork/Beef	37	7	424	215	35	510
Elaborated/Processed (meats)	340	149	128	1,505	639	135
Dairy Products	273	233	17	569	552	3
Milk	226	181	25	412	379	9
Dairy Products	46	52	(10)	157	173	(9)
Other Processed	116	27	322	518	119	336
Soybean Products/ Others	98	53	84	142	86	66
Total	917	494	85	3,157	1,523	107
Processed	502	228	120	2,180	931	134
% Total Sales	55	46		69	61

	THOUSAND TONS			R$ MILLION
Domestic Market	1H10	1H09	% Ch.	1H10	1H09	% Ch.
Meats	843	363	132	3,778	1,530	147
In Natura	174	71	145	786	261	201
Poultry	103	56	83	394	192	105
Pork/Beef	71	15	383	392	69	470
Elaborated/Processed (meats)	669	293	129	2,992	1,269	136
Dairy Products	530	484	10	1,110	1,054	5
Milk	433	382	13	782	710	10
Dairy Products	97	102	(4)	328	343	(5)
Other Processed	223	54	316	984	230	328
Soybean Products/ Others	190	206	(8)	270	196	38
Total	1,786	1,107	61	6,142	3,010	104
Processed	990	448	121	4,304	1,842	134
% Total Sales	55	40		70	61

Meat – Sales revenue in 2Q10 rose 151.7% on a CL basis and 6.2% in pro-forma terms. Volumes increased 7.5%, recording a gain of 540 basis points in returns on added value products. However, average product prices were 1.2% less due to a 15.8% increase in in-natura items where prices are lower. Government sponsored regulations and controls resulted in higher sales of in natura products equalizing competition in the sector.

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dairy Products – Product volumes rose 17.1% in 2Q09 and equivalent to a 3.1% increase in revenues, contributing to the improvement in results from this segment in relation to 1Q10. Although sales performance has been better, the average cost of milk collection increased, partially reducing margins for this segment. On a year on year comparative basis, sales prices were down due to an extremely positive performance in 2009 against 12% lower average prices in 2Q10.

Other processed products – With revenues and volumes 336% and 322% higher, respectively in terms of corporate law criteria and 19.6% and 10.8% up respectively, on a pro-forma comparative basis, the segment posted an improvement of 160 basis points in operating result. The Qualy brand turned in a particularly strong performance on the back of a fresh advertising campaign.

Market Share - %

In Volumes

Source: Ac Nielsen – Accumulated 2010

* Preliminary data

Exports

On the export market sales front, performance improved both in relation to 2Q09 (550 additional basis points of EBIT) and also 1Q10 (430 basis points) on a pro-forma basis as important markets began to recover, principally in Asia and Eurasia.

Under this scenario we are forecasting a favorable outlook for our business over the next few months and contrary to the situation experienced during the previous year due to the crisis in the world economy.

Exports totaled R$ 2.4 billion, an increase of 101.1% in sales revenue and 115.1% by

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

volume according to corporate law criteria. On a pro-forma basis export market sales increased by 1.4% in sales revenue and 9.9% in volume, average prices being off by 7.7% in Brazilian Reals, although average prices in US dollars FOB (Free on Board) rose 8.4%. The average currency translation impact was 12.3% in 2Q10 compared with 2Q09 resulting in a decline in prices in domestic currency terms and consequently, in export revenues.

Meat – Meat volumes posted an increase of 114.6% while sales revenue was 100.5% higher based on CL criteria. In pro-forma terms, growth was 2.3% in export sales revenue and 10.2% in volume, respectively, with a fall of 7.2% in average prices in Brazilian Reals, again reflecting the currency translation effect.

Dairy Products – 2Q10 recorded a reduction in shipped dairy product volume of 19% due to a scenario of weaker international demand and inventory levels still high in the principal producing regions. This was despite a recovery in average prices of 8.1% in Brazilian Reals with the business focused principally on markets in the Middle East and Africa and an improved export mix.

Export Markets – CL

Exports	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Meats	613	285	115	2,353	1,173	101
In Natura	525	245	115	1,955	955	105
Poultry	452	202	124	1,557	758	106
Pork/Beef	73	43	71	398	197	101
Elaborated/Processed (meats)	87	41	114	398	218	82
Dairy Products	1	1	(19)	6	7	(12)
Milk	0	1	(96)	0	5	(97)
Dairy Products	1	0	122	6	2	185
Other Processed	3	0	-	15	0	-
Total	616	287	115	2,374	1,180	101
Processed	91	42	117	419	221	90
% Total Sales	15	15		18	19

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

	THOUSAND TONS			R$ MILLION
Exports	1H10	1H09	% Ch.	1H10	1H09	% Ch.
Meats	1,139	562	103	4,396	2,282	93
In Natura	968	480	102	3,600	1,841	96
Poultry	828	402	106	2,862	1,466	95
Pork/Beef	140	78	79	738	375	97
Elaborated/Processed (meats)	171	82	109	796	440	81
Dairy Products	2	2	(25)	11	13	(17)
Milk	0	2	(89)	1	9	(90)
Dairy Products	2	1	102	10	4	144
Other Processed	4	0	-	30	1	-
Total	1,145	564	103	4,437	2,296	93
Processed	177	83	113	836	446	88
% Total Sales	15	15		19	19

The Company reported the following performance in its leading export markets in the period:

      Europe –  With the European economy continuing to perform weakly in certain countries such as Portugal, Ireland, Greece and Spain, it proved impossible to restore business to normal levels. Nevertheless the Company improved on its results compared to 2Q09.

       Middle East – This market remains fully supplied due to the focusing of export flows from the United States and Brazil, with a knock on effect in lower average prices.

      Far East – Japan continued to report a recovery in prices during 2Q10 with volumes holding steady.  China also posted improvements both in prices and volumes.

      Eurasia – The improvement in prices and volumes to the Eurasian market was sustained, both for poultry as well as pork products given the Russian ban on imports of these products from the United States.

      Africa, Americas and Other Countries – Stronger demand from Africa was responsible for better volumes and prices, in particular for processed products. The market indicates a tendency towards equilibrium with the possibility of improvement in the next few months.  In the case of the Venezuelan market, demand was enhanced due to the regularization of monthly shipments.

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01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Sales – Net sales reached R$ 5.5 billion in 2Q10, an increase of 104.6%, reflecting the incorporation of Sadia’s results, and growing 4.8% against 2Q09 on a pro-forma comparative basis, due to good domestic market performance and a recovery in exports.

For the first six months, the Company reported net sales revenue of R$ 10.6 billion, 99.4% higher on a corporate law basis and a 2.3% improvement when pro-forma comparative criteria are employed, an indication of the gradual improvement expected in BRF’s principal markets.

Cost of Sales –  Cost of sales increased 91.5% when compared on a corporate law basis, a reflection of the consolidation of Sadia. This increase was proportionally less than that registered for sales revenue, thus translating into a gain in margin.

On a pro-forma basis, the cost of sales was 75.6% of net sales as opposed to 78.5% in 2009 - R$ 4.2 billion, representing a decline of 1.0%, and driven by the reduction in the costs of the principal raw materials and direct materials as well as a recovery in

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

production volumes this year, contributing to an improvement in fixed costs.

This improved business environment was instrumental in reducing sales costs from 80.4% to 76.6% - a 380 basis point accumulated gain in the first half (pro-forma), representing a 2.5% decline in relation to the same period in 2009.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.4 billion, 159.8% higher on a CL basis and 19.1% better in pro-forma terms. This reflected in a gross margin gain of 290 basis points from 21.5% to 24.4% of net sales. Notably significant in this context was a reduction in production costs during the period. In the first half of 2010, Gross Profit amounted to R$ 2.5 billion – 151.9% better on a CL basis and 22.2% higher when pro-forma criteria are used.

Operating Expenses – Operating expenses, excluding other operating results and equity accounting, were up by 93.7% according to corporate legislation criteria, and again having a positive impact in pro-forma terms with an improvement of 180 basis points – principally, the result of a reduction in selling expenses as a percentage of net sales from 17.6% to 15.6% - a function of the normalization of industrial activity.

On the other hand, administrative expenses registered a nominal rise of R$ 16.6 million – a 22.4% increase (pro-forma basis) due to disbursements to consultancies hired for conducting appraisals and in view of the merger.  Management compensation reported a significant drop, 2009 being a year when labor contracts with certain executives were terminated, principally due to retirement.

Total operating expenses were R$ 1.8 billion in the first half, 92.3% higher in CL terms while on a pro-forma comparative basis these were 8.2% down and representing a gain of 190 basis points despite initial expenses with the integration project.

Operating Income and Margin – The Company reported operating income before financial expenses (EBIT) of R$ 398.3 million, excluding other operating results and equity accounting, recording a pro-forma operating margin of 7.2% against 2.5% in the second quarter of 2009, a reflection of stronger business performance. This significant gain of 202.3% in operating income is equivalent to 470 basis points, or an additional R$ 266.6 million generated in the quarter. First half results were R$ 611.1 million, a growth of 1,082.3%, with operating margins improving from 0.5% to 6.3%.

Financial Results – Net financial expenses were R$ 148.4 million against net financial income of R$ 167.6 million in 2Q09. In addition to loan interest payments and exchange rate variation on financial assets and liabilities, in 2009, the Company reported income due to the currency impact on its net exposure. On a pro-forma basis, financial expenses totaled R$ 148.4 million against R$ 778.3 million in financial income recorded last year – principally due to the effects of currency exposure.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net debt as of June 30 2010 was R$ 4.3 billion, a 54% reduction in relation to June 30 2009 on a pro-forma comparative basis.  Funds raised from a primary share offering of R$ 5.3 billion enabled the wholly owned Sadia subsidiary to significantly reduce its short term debt.

The net debt/EBITDA ratio was 2.4 times due to lower cash generation during the preceding year, although the level of net debt is deemed compatible and sufficient for the Company’s operations. Consolidated currency exposure was US$ 154.4 million - within BRF’s parameters for hedge accounting.

Debt Profile – Pro-forma

				Pro forma
R$ Million	06.30.2010			06.30.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	1,584	1,902	3,486	4,512	(23%)
Foreing Currency	595	3,917	4,511	8,129	(45%)
Gross Debt	2,178	5,819	7,997	12,641	(37%)
Cash Investments
Local Currency	1,426	280	1,705	2,261	(25%)
Foreing Currency	1,805	288	2,093	1,124	86%
Total Cash Investments	3,231	568	3,798	3,385	12%
Net Accounting Debt	(1,052)	5,251	4,199	9,256	(55%)
Exchange Rate Exposure - US$ Million			(155)	(522)	(70%)

Other Operating Results – relates largely to the costs of idle capacity – the result  of new plants still at a pre-operational stage in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 33.1 million against R$ 42 million for the previous year in corporate law terms and R$ 416.8 million on a pro-forma basis due to the negative results reported at Sadia in the preceding year.

Net Income and Net Margin – BRF posted net earnings of R$ 171.5 million in the quarter, representing a net margin of 3.1%, a growth of 24.4% in 2Q10 against 2Q09 according to the CL and net income of R$ 480.4 million in 2Q09 on a pro-forma basis, reflecting financial income reported during the period. Net income for the quarter reflect operating cash generation from improved commercial performance, principally due to domestic market business and the recovery in exports.

EBITDA – In line with our expectations for a consistent and gradual improvement in

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

results, the Company reported additional operating cash generation as recorded in EBITDA (operating income before financial expenses, taxes and depreciation) of R$ 240 million and recording total EBITDA in 2Q10 of R$ 614.3 million. This was equivalent to a margin of 11.1% and a 400 basis points gain in relation to 2Q09 (pro-forma). Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, and the reduction in production costs and commercial expenses. EBITDA growth was R$ 351% according to CL criteria.

Breakdown of Ebitda - CL

EBITDA - R$ Million	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.
Net Income	171	138	24	233	(84)	-
Non Controlling Shareholders	(1)	0	-	(1)	0	-
Income Tax and Social Contribution	33	42	(21)	31	152	(80)
Net Financial	148	(168)	-	300	(67)	-
Equity Accounting and Other Operating Result	48	17	175	101	33	209
Depreciation, Amortization and Depletion	215	106	102	394	218	81
= EBITDA	614	136	351	1,058	252	320

Shareholders’ Equity –   Shareholders’ equity as at June 30 2010 stood at  R$ 13.2 billion against R$ 3.8 billion on June 30 2009, a 243%  increase thanks to the primary share offering and the increases in capital via incorporation of shares of Sadia’s shareholders, these operations being concluded in the second half of 2009.

Combination of the Businesses –  The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – A meeting of the Board of Directors held on June 17 2010 approved shareholder remuneration of R$ 0.061136430 per share to be paid out on August 27 2010 as interest on shareholders’ equity. Income tax will be withheld at source pursuant to the prevailing legislation.

Stock Market

Stock Split – The Extraordinary and Ordinary General Meeting of March 31 2010 approved a 100% split of the Company’s shares in the proportion of one new share for each existing share as well as a change in the ratio of the Company’s ADR (American

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Depositary Receipts) program such that the latter securities will have the same proportional share base, 1 (one) share corresponding to 1 (one) ADR.

Performance

Performance	2Q10	2Q09	1H10	1H09

Share price - R$*	23.70	18.75	23.70	18.75
Traded Shares (Volume) - Millions	155.6	126.9	304.0	199.5
Performance	(1.0%)	30.4%	4.5%	26.1%
Bovespa Index	(13.4%)	25.8%	(11.2%)	37.1%
IGC (Brazil Corp. Gov. Index)	(9.4%)	27.5%	(7.3%)	33.7%
ISE (Corp. Sustainability Index)	(6.8%)	22.3%	(6.2%)	22.6%

Share price - US$*	13.26	9.55	13.26	9.55
Traded Shares (Volume) - Millions	74.9	49.3	139.9	90.3
Performance	(3.5%)	53.9%	1.3%	44.7%
Dow Jones Index	(10.0%)	11.0%	(6.3%)	(3.8%)

* Closing Price

The average daily financial trading volume on the BMF&Bovespa and the NYSE – New York Stock Exchange amounted to US$ 48.2 million in the quarter, a 94.4% increase, and US$ 47.1 million during the year, equivalent to an increase of 152.2%. The Company’s shares and ADRs outperformed the principal capital markets’ stock indices.

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Social Balance

BRF employs more than one hundred thousand at the production and commercial units and in the corporate divisions. The Company runs SSMA (Health, Safety and Environmental) management and professional development programs designed to provide appropriate and safe working conditions for its employees. In addition, BRF pursues an ongoing process of providing a better quality of life and runs various social outreach programs for the communities in which its operations are located.

Stock Option Plan – The Ordinary and Extraordinary General Meeting (O/EGM) of March

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

31 2010 approved the Compensation Plan based on Shares and the Regulations for the options granted to executives of BRF – Brasil Foods S.A. On June 17 2010, the Board authorized the amount of 1,540,011 (one million, five hundred and forty thousand and eleven) stock options, granted to 34 executives with a maximum exercise tenor of five years as established under the Regulations of the Compensation Plan based on shares approved by the O/EGM held on March 31 1010.

Added Value (CL)

Added Value Distribution	1H10	1H09
Human Resources	1,518	695
Taxes	1,582	866
Interest/Rents	1,010	876
Interest on shareholder's equity	53	0
Retention	179	(84)
Non-controlling shareholders	(1)	0
Total	4,340	2,353

Corporate Governance

Corporate Structure – The new structure of the Board of Executive Officers already established and to become effective following CADE’s approval of the merger proposal, will comprise one Chief Executive Officer and 10 Executive Vice Presidents, being: Export Market; Food Service; Human Resources; Domestic Market; Finance, Administration and Investor Relations; Strategies and M&A; Operations and Technology; Dairy Products Operations; Corporate Affairs and Supply Chain.

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Diffused Control – Equal Rights

As of July31 2010

Capital Stock – R$ 12.6 billion                   Number of Shares – 872,473,246

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopts the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

revision on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on August 12 2010, the Board of Executive Officers states it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on June 30 2010.

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense – CADE). During the period in which the Brazilian anti-trust authorities are examining the Association, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

On June 30, the Finance Ministry’s Economic Monitoring Secretariat (SEAE) published its report on the proposed corporate merger. SEAE has recommended to CADE that the operation be approved with restrictions. BRF has underscored its conviction that there are sufficient technical arguments to be made to CADE as to the operation’s pro-competitive nature and the fact that it will reinforce Brazil’s penetration and competitiveness in export market. BRF remains confident that CADE will fully approve the operation in view of the absence of any significant entry barriers as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

As agreed with the authorities we have initially undertaken the integration of the financial area and the respective policies covering risks associated with the in-natura export and domestic market businesses as well as the acquisition of certain raw materials and services. The integration plan and identification of synergies project have been successfully concluded for implementation once CADE has announced its decision.

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Awards/Recognition	Reason	Institution
Best Company - 2010 The Best of Dinheiro –	Best in Corporate Governance,
	Financial Sustainability and Social	Istoé Dinheiro Magazine
Responsibility
	Best Annual Sustainability Report Debut	Corporate Register Reporting Awards (CRRA)
First Runner-Up

Top 5	Best Corporate Governance, Annual	IR Magazine Awards
Report and IR Professional
Most Innovative -	For the micro-oven Hot Pocket pizza –	World Packaging Organization
Worldwide	Sadia Brand – Packaging category
Best Executive in the Food Sector awarded to the Company’s CEO
Executive of Valor		Valor Econômico newspaper

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment I

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
(R$ Million)

BALANCE SHEET - Corporate Law	06.30.2010	06.30.2009
ASSETS	27,395	10,401
CURRENT ASSETS	9,725	5,084
NONCURRENT ASSETS	17,670	5,317
Long Term Assets	4,526	930
Investments	14	1
Property, Plant and Equipment	8,882	2,844
Intangible	4,247	1,542
LIABILITIES AND SHAREHOLDERS' EQUITY	27,395	10,401
CURRENT LIABILITIES	5,151	3,056
LONG TERM LIABILITIES	9,072	3,505
NON CONTROLLING SHAREHOLDERS	13,171	3,840
SHAREHOLDERS' EQUITY	12,460	3,445
Capital Stock Restated	821	435
Interest on shareholders' equity	(53)	-
Other comprehensive income	(34)	(40)
Treasury Shares	(26)	(1)
Non Controlling Shareholders	3	1

INCOME STATEMENT - Corporate Law	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.
NET SALES	5,532	2,703	105%	10,579	5,306	99%
Domestic Sales	3,157	1,523	107%	6,142	3,010	104%
Exports	2,374	1,180	101%	4,437	2,296	93%
Cost of Sales	(4,181)	(2,183)	92%	(8,104)	(4,324)	87%
GROSS PROFIT	1,350	520	160%	2,475	982	152%
Operating Expenses	(952)	(492)	94%	(1,807)	(940)	92.3%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	398	28	1314%	668	42	1480%
Financial Expenses, Net	(148)	168	-	(300)	67	-
Other Operating Results/Equity Accounting	(46)	(16)	194%	(105)	(41)	157%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	203	180	13%	262	69	282%
Income Tax and Social Contribution	(33)	(42)	(21%)	(31)	(20)	51%
Non-controlling shareholders	1	(0)	-	1	(0)	-
NET INCOME	171	138	24%	233	(84)	-
ADJUSTED NET INCOME*	171	138	24%	233	48	384%
EBITDA	614	136	351%	1,058	250	323%

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

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BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment II

INCOME STATEMENT - R$ MILLION	2Q10	Pro forma	% Ch.	1H10	Pro forma	% Ch.
		2Q09			1H09
Net Sales	5,532	5,276	5	10,579	10,337	2
Domestic Market	3,157	2,935	8	6,142	5,787	6
Exports	2,374	2,341	1	4,437	4,550	(2)
Cost of Sales	(4,181)	(4,142)	1	(8,104)	(8,312)	(2.5)
Gross Profit	1,350	1,134	19	2,475	2,025	22
Operating Expenses	(952)	(1,002)	(5)	(1,807)	(1,969)	(8.2)
Income Before Financial Results (EBIT)	398	132	202	668	56	1,082
Financial Expenses, Net	(148)	778.3	-	(300)	422	-
Other Operating Results/Equity Accounting	(46)	(16)	186	(105)	(16)	537
Income after Financial Expenses and Other	203	894	(77)	262	462	(43)
Income Tax and Social Contribution	(33)	(416.8)	(92)	(31)	(320)	(90)
Non Controlling Shareholders	1	3	(68)	1	8	(86)
Net Income	171	480	(64)	233	18	1,171
Net Margin	3.1%	9.1%	(600 bps)	2.2%	0.2%	200 bps
Adjusted Net Income*	171	480	(64)	233	150	55
Adjusted Net Margin	3.1%	9.1%	(600 bps)	2.2%	1.5%	70 bps
EBITDA	614	374	64	1,058	547	94
EBITDA Margin	11.1%	7.1%	400 bps	10.0%	5.3%	470 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment III

	THOUSAND TONS				R$ MILLION
Domestic Market	2Q10	Pro forma	% Ch.	2Q10	Pro forma	% Ch.
		2Q09			2Q09
Meats	431	401	7	1,928	1,816	6
In Natura	91	79	16	424	310	37
Poultry	54	51	5	209	183	14
Pork/Beef	37	27	36	215	127	70
Elaborated/Processed (meats)	340	322	5	1,505	1,506	(0)
Dairy Products	273	233	17	569	552	3
Milk	226	181	25	412	379	9
Dairy Products	46	52	(10)	157	173	(9)
Other Processed	116	105	11	518	433	20
Soybean Products/ Others	98	94	4	142	134	6
Total	917	832	10	3,157	2,935	8
Processed	502	478	5	2,180	2,112	3
% Total Sales	55	57		69	72

	THOUSAND TONS				R$ MILLION
Exports	2Q10	Pro forma	% Ch.	2Q10	Pro forma	% Ch.
		2Q09			2Q09
Meats	613	556	10	2,353	2,301	2
In Natura	525	476	10	1,955	1,872	4
Poultry	452	398	14	1,557	1,478	5
Pork/Beef	73	78	(6)	398	394	1
Elaborated/Processed (meats)	87	80	9	398	429	(7)
Dairy Products	1	1	(19)	6	7	(12)
Milk	0	1	(96)	0	5	(97)
Dairy Products	1	0	122	6	2	185
Other Processed	3	4	(26)	15	33	(54)
Total	616	561	10	2,374	2,341	1
Processed	91	85	8	419	464	(10)
% Total Sales	15	15		18	20

	THOUSAND TONS				R$ MILLION
TOTAL	2Q10	Pro forma	% Ch.	2Q10	Pro forma	% Ch.
		2Q09			2Q09
Meats	1,043	957	9	4,282	4,117	4
In Natura	617	554	11	2,379	2,182	9
Poultry	506	449	13	1,766	1,662	6
Pork/Beef	111	105	5	613	520	18
Elaborated/Processed (meats)	427	402	6	1,903	1,935	(2)
Dairy Products	273	234	17	575	559	3
Milk	226	182	24	412	384	7
Dairy Products	47	52	(9)	163	175	(7)
Other Processed	119	109	9	533	466	14
Soybean Products/ Others	98	94	4	142	134	6
Total	1,534	1,393	10	5,532	5,276	5

Processed	593	563	5	2,599	2,576	1
% Total Sales	39	40		47	49

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ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                         01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Attachment IV

	THOUSAND TONS				R$ MILLION
Domestic Market	1H10	Pro forma	% Ch.	1H10	Pro forma	% Ch.
		1H09			1H09
Meats	843	802	5	3,778	3,597	5
In Natura	174	165	5	786	625	26
Poultry	103	112	(8)	394	386	2
Pork/Beef	71	53	32	392	239	64
Elaborated/Processed (meats)	669	637	5	2,992	2,972	1
Dairy Products	530	484	10	1,110	1,054	5
Milk	433	382	13	782	710	10
Dairy Products	97	102	(4)	328	343	(5)
Other Processed	223	202	11	984	827	19
Soybean Products/ Others	190	298	(36)	270	310	(13)
Total	1,786	1,786	0	6,142	5,787	6
Processed	990	941	5	4,304	4,143	4
% Total Sales	55	53		70	72

	THOUSAND TONS				R$ MILLION
Exports	1H10	Pro forma	% Ch.	1H10	Pro forma	% Ch.
		1H09			1H09
Meats	1,139	1,085	5	4,396	4,455	(1)
In Natura	968	920	5	3,600	3,578	1
Poultry	828	776	7	2,862	2,837	1
Pork/Beef	140	144	(3)	738	741	(0)
Elaborated/Processed (meats)	171	165	4	796	877	(9)
Dairy Products	2	2	(25)	11	13	(17)
Milk	0	2	(89)	1	9	(90)
Dairy Products	2	1	102	10	4	144
Other Processed	4	8	(52)	30	81	(63)
Total	1,145	1,096	5	4,437	4,550	(2)
Processed	176	174	1	836	962	(13)
% Total Sales	15	16		19	21

	THOUSAND TONS				R$ MILLION

Total	1H10	Pro forma	% Ch.	1H10	Pro forma	% Ch.
		1H09			1H09
Meats	1,982	1,887	5	8,174	8,052	2
In Natura	1,142	1,085	5	4,386	4,203	4
Poultry	932	888	5	3,256	3,223	1
Pork/Beef	211	198	7	1,130	979	15
Elaborated/Processed (meats)	840	802	5	3,789	3,849	(2)
Dairy Products	532	486	9	1,121	1,067	5
Milk	433	383	13	783	719	9
Dairy Products	99	103	(4)	338	348	(3)
Other Processed	227	210	8	1,013	908	12
Soybean Products/ Others	190	298	(36)	270	310	(13)
Total	2,931	2,881	2	10,579	10,337	2
Processed	1,166	1,115	5	5,140	5,105	1
% Total Sales	40	39		49	49

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change. The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July7 2009 an agreement was signed with ADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

Page: 168

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                    CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                           01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Affiliate/Coligate name	3 - General Tax payers’ Register	4 - NATURE OF SHARE CONTROL	5- % Capital	6- % investor net equity
7 - TYPE OF COMPANY		8 - number of shares held on current quarter (Units)	9 - number of shares held on last quarter (Units)

01	PerdigÃo TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08.519.312/0001-18	Private Subsidiary	88.00	0.07
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		500	500

05	SADIA S.A.	20.730.099/0001-94	Private Subsidiary	100,00	28.14
COMMERCIAL, INDUSTRIAL AND OTHERS		683,000,000	456,604,595

06	VIP S.A. EMPREENDIMENTOS e participáções	91.399.972/0001-56	Private Subsidiary	100.00	0.26
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		7,465,073	7,465,073

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                    CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                                                                                                                                           01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000	1,800,000

10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	6.91
COMMERCIAL, INDUSTRIAL AND OTHERS		35,000	35,000

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000	10,000

Page: 170

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                     01.838.723/0001-27

20.01 – OTHER RELEVANT INFORMATION

1) Shareholders’ composition of main shareholders, management and fiscal council as of June 30, 2010 – UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)

    Shareholders’ that take part of voting agreement

	246,818,524	28.29

Management:

Board of directors	14,562,782	1.67
Executive officers	646	-
Treasury shares	2,288,382	0.26
Other shareholders	608,802,912	69.78
	872,473,246	100.00
Shares outstanding	608,802,912	69.78

2) Shareholders’ composition of main shareholders, management and fiscal council as of June 30, 2009 – UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	72,461,290	35.01

Management:

Board of directors/executive officers	334,605	0.16
Fiscal Council	-	-
Treasury shares	430,485	0.21
Other shareholders	133,731,723	64.62
	206,958,103	100.00
Shares outstanding	133,731,723	64.62

(*) Shareholders that take part of voting agreement.

Page: 171

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                     01.838.723/0001-27

20.01 – OTHER RELEVANT INFORMATION

3) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of June 30, 2010, is as follows:

Shareholders	Common shares	%
Caixa de Prev. Func. Bco Brasil (1)	114,212,042	13.09
Fundação Petrobrás de Seguridade Social - PETROS (1)	85,733,026	9.83
Fundação Sistel de Seguridade Social (1)	13,286,082	1.52
Fundação Vale do Rio Doce – VALIA (1)	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	7,589,204	0.87
	246,818,524	28.29
Other	625,654,722	71.71
	872,473,246	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies.

(2) Investment fund exclusively held by the by Fundação de Assistência and Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the voting agreement.

As of June 30, 2010 there were 608,802,912 free floating common shares outstanding 69.78% of the total of issued shares.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

Page: 172

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                        01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

Independent auditors’ review report

To the Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

1.     We have reviewed the Quarterly Financial Information of BRF - Brasil Foods S.A. (the Company), comprising the balance sheet and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows and the consolidated Quarterly Financial Information of the Company and its subsidiaries comprising the consolidated balance sheet and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, both referring to the quarter ended June 30, 2010, of which include the explanatory notes and management’s report, which are the responsibility of its management.

2.    Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.    Based on our review, we are not aware of any material modifications that should be made in the accounting information included in the Quarterly Financial Information described above, for these to be in accordance with accounting practices adopted in Brazil, especially the Committee for Accounting Pronouncements – CPC n° 21 – Interim Financial Statements and the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.    Based on our review, we are also not aware of any material modifications that should be made in the accounting information included in the consolidated Quarterly Financial Information of the Company and its subsidiaries described

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FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                        01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

above, for these to be in accordance with International Financial Reporting Standards – IFRS, notably IAS 34 – Interim Financial Reporting, issued by the “International Accounting Standards Board – IASB”  and rules issued by the CVM, which are applicable to the preparation of the Quarterly Financial Information.

5.    As discussed in note 1, during the years of 2009 and 2010 a number of Pronouncements, Interpretations and Technical Guidance issued by the Committee for Accounting Pronouncements – CPC – were approved by the CVM, in effect as from January 1, 2010, and changed certain accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended June 30, 2010 and disclosed in note 1. The Quarterly Financial Information is being resubmitted and therefore, differs from the financial information originally presented by the Company on August 13, 2010. The Quarterly Financial Information for the year and period related to 2009 and 2010, presented herein for comparison purposes, were adjusted to include the changes in the accounting practices adopted in Brazil in effect in 2010.

6.    As discussed in note 1, the Company and its subsidiaries began presenting consolidated Quarterly Financial Information since 2010, in accordance with IFRS, notably IAS 34.  The consolidated Quarterly Financial Information of the Company and its subsidiaries for the year and period related to 2009, prepared in accordance with IFRS, are being presented for comparative purposes.

7.    Our review was conducted with the objective of issuing a review report about the financial information contained in the Quarterly Financial Information of the Company and its subsidiaries as referred to in the first paragraph, taken as a whole. The statements of value added (DVA), prepared under management’s responsibility, are presented for the purpose of additional analysis and are not a required by IFRS as issued by the IASB. This supplemental information has been subjected to the same review procedures applied in the review of the Quarterly Financial Information of the Company and its subsidiaries and, based on our review, we are not aware of any material modification that should be done so that the complementary information is fairly presented in all material respects in relation to the Quarterly Financial Information referred to in the first paragraph, taken as whole.

Page: 174

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                        01.838.723/0001-27

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

8.    As discussed in note 7, on July 8, 2009, the Company acquired Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

São Paulo, May 11, 2011

KPMG Auditores Independentes

CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

Page: 175

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                           June 30, 2010                                                   CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A.                                                                                     01.838.723/0001-27

23.01 – DESCRIPTION OF MODIFIED INFORMATION

Adoption of IFRS - see note 1

Page: 176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 17, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director